Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. THIS DOCUMENT CONTAINS A PROPOSAL WHICH, IF IMPLEMENTED, WILL RESULT IN THE CANCELLATION OF THE LISTING OF MAC COPPER LIMITED’S ORDINARY SHARES ON THE NEW YORK STOCK EXCHANGE AND THE TERMINATION OF THE QUOTATION OF CHESS DEPOSITARY INTERESTS OVER MAC COPPER LIMITED’S ORDINARY SHARES ON THE AUSTRALIAN SECURITIES EXCHANGE. PART II (EXPLANATORY STATEMENT) OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH ARTICLE 126 OF THE JERSEY COMPANIES LAW. If you are in any doubt as to the contents of this Document or what action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 (if you are resident in the United Kingdom), under the Corporations Act (if you are resident in Australia) or from another appropriately authorised independent financial adviser. This Document is not a prospectus or a prospectus exempted document. This Document is not a disclosure document for the purposes of the Corporations Act and is not required to, and does not, contain all the information which would be required in a disclosure document under the Corporations Act. If you sell or have sold or otherwise transferred all of your MAC Shares or MAC CDIs, please send this Document together with the accompanying documents (other than documents or forms personal to you) at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. However, such documents should not be forwarded, distributed or otherwise transmitted in, into or from any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction. If you sell or have sold or otherwise transferred only part of your holding of MAC Shares or MAC CDIs, you should retain these documents and consult the stockbroker, bank or other agent through whom the sale or transfer was effected. The release, publication or distribution of this Document and any accompanying documents (in whole or in part) in, into or from jurisdictions other than Jersey, the United Kingdom, the United States and Australia may be restricted by the laws of those jurisdictions and therefore persons into whose possession this Document comes should inform themselves about, and observe, any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction. Recommended Acquisition of MAC COPPER LIMITED by HARMONY GOLD (AUSTRALIA) PTY LIMITED to be effected by means of a scheme of arrangement under Article 125 of the Companies (Jersey) Law 1991 (as amended) This Document (including all information incorporated into this Document by reference to another source) should be read as a whole and in conjunction with the PINK and WHITE Proxy Forms and GREEN and YELLOW CDI Voting Instruction Forms. Your attention is drawn to Part I (Letter from the Board of Directors of MAC) of this Document, which contains the recommendation of the MAC Directors that you vote in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolution at the General Meeting of MAC. A further letter from the MAC Board explaining the Scheme appears in Part II (Explanatory Statement) of this Document. This comprises an explanatory statement in compliance with Article 126 of the Jersey Companies Law. 1

Action to be taken by MAC Shareholders is set out on pages 11 to 15 and at section 2.4 of Part II (Explanatory Statement) of this Document. Whether or not they intend to attend the Meetings, either in person or online via the Virtual Meeting Platform, Scheme Shareholders and MAC Shareholders (as applicable) are asked to complete and return the enclosed PINK and WHITE Proxy Forms in accordance with the instructions printed thereon as soon as possible, but in any event so as to be received by the Share Registry not later than 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Wednesday, 27 August 2025. MAC CDI Holders are asked complete and return the enclosed GREEN and YELLOW CDI Voting Instruction Forms in accordance with the instructions printed thereon as soon as possible, but in any event so as to be received by the CDI Registry not later than 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Tuesday, 26 August 2025. The entire cost of the solicitation of proxies to be used at the Court Meeting and the General Meeting will be borne by MAC. SHAREHOLDERS OF RECORD MAC Shareholders whose names appear in the Share Register at the Scheme Voting Record Time (being 4:00 pm (New York time) for MAC Shareholders on Tuesday, 29 July 2025) are referred to as “shareholders of record”. Shareholders of record are entitled to attend and vote at the Court Meeting and the General Meeting or they may appoint another person or persons, whether a MAC Shareholder or not, as their proxy or proxies, to exercise all or any of their rights to attend, speak and vote at the Court Meeting and/or the General Meeting. A PINK Proxy Form for use at the Court Meeting and a WHITE Proxy Form for use at the General Meeting are provided with this Document. To be valid, the PINK and WHITE Proxy Forms should be completed and returned in accordance with the instructions set out on each of the forms. The PINK and WHITE Proxy Forms duly completed and signed, together with any power of attorney, if any, under which it is signed, should be returned to the Share Registry in accordance with the instructions set out in the form as promptly as possible and no later than 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Wednesday, 27 August 2025. If the Proxy Form is properly executed and returned, it will be voted in the manner directed by the MAC Shareholder executing it. The Chair intends to vote any undirected proxies in favour of the Scheme and the General Meeting Resolution (as applicable). Undirected proxies will be reflected in the results of the Meetings as a vote in favour of the Scheme and General Meeting Resolution (as applicable), rather than as undirected votes. In the case of an entity, the Proxy Form must be signed by a duly authorised officer or person, giving full title as such. NON-REGISTERED SHAREHOLDERS The information set forth in this section is of importance to Non-registered Shareholders, as a substantial number of Scheme Shares and MAC Shares are held by Intermediaries on behalf of Non-registered Shareholders. Non-registered Shareholders should note that only proxies deposited by Scheme Shareholders and MAC Shareholders (that is, individuals or entities whose name appears in the Share Register as at the Scheme Record Voting Time) will be recognised and acted upon at the Court Meeting and General Meeting. If Scheme Shares or MAC Shares are listed in an account statement provided to a Non-registered Shareholder by an Intermediary, those Scheme Shares or MAC Shares are registered in the name of the Intermediary (or its agent). The vast majority of such Scheme Shares and MAC Shares are registered under the name of Cede & Co., as nominee for DTC. The Meeting Materials will be sent to each Non-registered Shareholder by or on behalf of the Intermediary that holds Scheme Shares or MAC Shares on their behalf. Intermediaries will typically use a service company to forward the Meeting Materials. The majority of Intermediaries now delegate responsibility for obtaining shareholder instructions from clients to Broadridge. Broadridge typically mails a voting instruction form in lieu of the Proxy Forms. Non-registered Shareholders are requested to vote in accordance with the instructions set forth in those voting instruction forms. Broadridge will provide aggregate Scheme Shareholder and MAC Shareholder voting instructions to the relevant Intermediary (or its tabulation agent), which will tabulate the results for the Court Meeting and General Meeting and provide appropriate instructions with respect to the voting of the Scheme Shares and MAC Shares to be represented at the Court Meeting and the General Meeting or the reconvening of any adjournment or postponement thereof. Applicable securities regulatory policy requires Intermediaries, on receipt of materials that seek voting instructions from Non-registered Shareholders indirectly, to seek voting instructions from Non-registered Shareholders in advance of meetings of securityholders. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-registered Shareholders in order to ensure that their wishes are expressed at the Court Meeting and the General Meeting. Often, the voting instruction form supplied to a Non-registered Shareholder 2 by its broker is identical to the Proxy Forms provided to Scheme Shareholders and MAC Shareholders; however, its purpose is limited to instructing the relevant Scheme Shareholder and MAC Shareholder that is an Intermediary on how to vote on behalf of the Non-registered Shareholder. In the ordinary course, Non-registered Shareholders’ securities can only be voted by their Intermediaries in accordance with the Non-registered Shareholders’ instructions. Non-registered Shareholders should carefully follow the instructions provided by their Intermediaries in order to ensure that their wishes in respect of the Scheme Shares and MAC Shares that they control are reflected at the Court Meeting and General Meeting. Non-registered Shareholders will not be entitled to participate in the Meetings, except that they may attend the Meetings as an observer and may submit written questions to the Company in advance of the Meetings. Non-registered Shareholders as of the Scheme Voting Record Time will be entitled to instruct their broker or other Intermediary how to vote the Scheme Shares and MAC Shares in which they have a beneficial interest by completing and signing the materials provided to them in accordance with the instructions provided to them by their broker or other Intermediary. Non-registered Shareholders may become Scheme Shareholders by converting their interest in MAC Shares to a direct interest on the Share Register by contacting the relevant Intermediary that holds Scheme Shares or MAC Shares on their behalf. In doing so, Non-registered Shareholders would be treated as Scheme Shareholders for the purpose of the Scheme, including becoming entitled to attend and be heard at the Court Sanction Hearing, either in person or through a Jersey advocate, to support or oppose the Scheme, and may also submit written statements regarding the Scheme for the Court’s consideration. MAC CDI HOLDERS A MAC CDI represents an uncertificated unit of beneficial ownership in MAC Shares. MAC CDI Holders do not actually own direct legal title to MAC Shares. Legal title to MAC Shares which underlie MAC CDIs is ultimately held by Cede & Co. (as nominee for DTC). CDN, a wholly owned Subsidiary of ASX, in turn holds a beneficial title under a custodian arrangement to those shares for and on behalf of MAC CDI Holders. As the ultimate beneficial owner of MAC Shares, you have the right to direct CDN on how to vote the MAC Shares underlying your MAC CDIs. Under the rules governing MAC CDIs, CDN is not permitted to vote on your behalf on any matter to be considered at the Meetings unless you specifically instruct CDN how to vote. We encourage you to communicate your voting instructions to CDN in advance of the Court Meeting and the General Meeting to ensure that your vote will be counted by completing the GREEN and YELLOW CDI Voting Instruction Forms (respectively) and returning it in accordance with the instructions specified on that form. If you are a MAC CDI Holder that holds its interest in MAC CDIs beneficially through a broker, bank, trustee or other nominee, please follow the instructions provided to you by your broker, bank, trustee or nominee. A GREEN CDI Voting Instruction Form for use at the Court Meeting and a YELLOW CDI Voting Instruction Form for use at the General Meeting are provided with this Document. To be valid, the GREEN and YELLOW CDI Voting Instruction Forms should be completed and returned in accordance with the instructions set out on the form. The GREEN and YELLOW CDI Voting Instruction Form duly completed and signed, together with any power of attorney, if any, under which it is signed, should be returned to the CDI Registry in accordance with the instructions set out in the form as promptly as possible and no later than 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Tuesday, 26 August 2025. MAC CDI Holders will not be entitled to participate in the Meetings, except that they may attend the Meetings as an observer and may submit written questions to the Company in advance of the Meetings. MAC CDI Holders as of the Scheme Voting Record Time will be entitled to instruct CDN how to vote the Scheme Shares and MAC Shares in which they have a beneficial interest by completing and returning the GREEN and YELLOW CDI Voting Instruction Forms. MAC CDI Holders may become Scheme Shareholders by converting their MAC CDIs into MAC Shares in the manner set out in paragraph 15(d) of Part II (Explanatory Statement) of this Document and then contacting the relevant Intermediary that holds Scheme Shares or MAC Shares on their behalf. COURT SANCTION HEARING Subject to the Scheme being approved at the Court Meeting, the General Meeting Resolution being approved at the General Meeting and the satisfaction or (where applicable) waiver of the other Conditions, it is anticipated that the Court Sanction Hearing will take place in the fourth quarter of 2025. A date of 9 October 2025 (Jersey time) has been provisionally booked for the Court Sanction Hearing, but that date remains subject to change depending on a number of factors including, but not limited to, the timing for the satisfaction or (where applicable) waiver of the Conditions. 3

Scheme Shareholders are entitled to attend and be heard at the Court Sanction Hearing, either in person or through a Jersey advocate, to support or oppose the scheme, and may also submit written statements regarding the scheme for the Court’s consideration to arrive not less than two Business Days before the date of the Court Sanction Hearing. Such statements can be made either: • by email sent to MACScheme@ogier.com; or • in writing, addressed to MAC Scheme Correspondence, c/o Ogier (Jersey) LLP, 3rd Floor, 44 Esplanade, St Helier, Jersey, JE4 9WG. If the date for the Court Sanction Hearing changes, MAC will disclose the revised date of the Court Sanction Hearing by a public announcement filed with, or furnished to, the SEC and released the ASX after it has been scheduled and not less than 14 days before the Court Sanction Hearing. FURTHER INFORMATION This Document incorporates by reference important business and financial information about MAC from documents that are not included in or delivered with this Document. This information is available to you without charge upon your written or oral request. The documents incorporated by reference will not be provided to you unless they are requested by you. You can obtain the documents incorporated by reference in this Document by requesting them from the Company’s proxy solicitation firm listed below. If you have questions about the Transaction or the Meetings, or if you need to obtain copies of this Document, the accompanying Proxy Forms or CDI Voting Instruction Forms or other documents incorporated by reference in this Document, you may contact MAC’s proxy solicitation firm listed below. You will not be charged for any of the documents you request. Sodali & Co 430 Park Avenue, 14th Floor New York, NY 10022 Email: MAC@info.sodali.com If you are a MAC Shareholder Call toll-free in US: +1 (800) 662-5200 Outside of US: +1 (203) 658-9400 If you are a MAC CDI Holder Within Australia: 1300 229 418 Outside Australia: +61 2 9066 4059 If you would like to request documents, please do so by 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on 13 August 2025 in order to ensure timely delivery of the documents before the Meetings. Certain terms used in this Document are defined in Part VIII (Definitions). 4

IMPORTANT NOTICES No person has been authorised to give any information or make any representations other than those contained in this Document and, if given or made, such information or representations must not be relied upon as having been authorised by MAC, the MAC Directors or by Barrenjoey or any other person involved in the Transaction. Neither the delivery of this Document nor holding the Meetings, the Court Sanction Hearing, or filing the Court Order shall, under any circumstances, create any implication that there has been no change in the affairs of the MAC Group since the date of this Document or that the information in, or incorporated into, this Document is correct as at any time subsequent to its date. PREPARATION OF AND RESPONSIBILITY FOR THIS DOCUMENT MAC has prepared and is responsible for this Document (other than, to the maximum extent permitted by law, the Harmony Information) and no Harmony Group Member or their respective directors, officers or employees assume any responsibility or liability for the accuracy or completeness of the MAC Information. Harmony has prepared and is responsible for the Harmony Information contained in this Document (and not any other part of this Document) and no MAC Group Member or their respective directors, officers or employees assumes any responsibility or liability for the accuracy or completeness of the Harmony Information. No person consenting to be named in this Document has withdrawn their consent to be named before the date of this Document. OVERSEAS JURISDICTIONS The release, publication or distribution of this Document in, into or from jurisdictions other than Australia, Jersey, the United Kingdom or the United States may be restricted by law, and any use in the United States may be subject to applicable United States laws and regulations. Persons who are not resident in Australia, Jersey, the United Kingdom or the United States or who are subject to the laws of other jurisdictions should inform themselves of, and observe, any applicable requirements. In particular, the ability of persons who are not resident in Australia, Jersey, the United Kingdom or the United States to vote their Scheme Shares with respect to the Scheme at the Court Meeting, or to appoint another person as proxy to vote at the Court Meeting on their behalf may be affected by the laws of the relevant jurisdictions in which they are located. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Transaction disclaim any responsibility or liability for the violation of such restrictions by any person. This Document has been prepared for the purposes of complying with applicable Australian law, Jersey law and U.S. securities laws and the information disclosed may not be the same as that which would have been disclosed if this Document had been prepared in accordance with the laws of jurisdictions outside Australia, Jersey or the United States. This Document and the Scheme are subject to Jersey disclosure requirements, which may be different from the requirements applicable in other jurisdictions. This Document is not a prospectus, or a prospectus exempted document. Unless otherwise determined by Harmony, and permitted by applicable law and regulation, the Transaction will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction or any other jurisdiction where to do so would violate the laws of that jurisdiction and no person may vote on the Scheme at the Court Meeting or the General Meeting Resolution at the General Meeting by any use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this Document will not be and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction, and persons receiving all documents relating to the Transaction (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Further details in relation to overseas shareholders are contained in section 17 of Part II (Explanatory Statement) of this Document. Your attention is also drawn to section 16 of Part II (Explanatory Statement) of this Document, which sets out general information regarding the anticipated tax treatment of Scheme Shareholders and MAC CDI Holders under the laws of Jersey, the United States and Australia. Such information is intended as a general guide only and if you are in any doubt as to your tax position, or if you are subject to taxation in any jurisdiction other than Jersey, Australia or the United States you should consult an appropriate independent professional tax adviser. 5

ADDITIONAL INFORMATION FOR U.S. INVESTORS The Transaction is being made to acquire the securities of a Jersey company that is a “foreign private issuer” as defined under Rule 3b-4 under the U.S. Exchange Act and will be made by means of a members’ scheme of arrangement provided for under the Jersey Companies Law. A transaction effected by means of a members’ scheme of arrangement is not subject to the tender offer rules or the proxy solicitation rules under the U.S. Exchange Act. Accordingly, the Scheme is subject to the disclosure requirements and practices applicable in Jersey to schemes of arrangement, which differ from the disclosure requirements of the U.S. tender offer rules and proxy solicitation rules and the U.S. Securities Act. Certain financial information relating to MAC that is included in this Document has been or will have been prepared in accordance with IFRS and may not therefore be comparable to financial information of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. The receipt of cash consideration by a U.S. holder for the transfer of its Scheme Shares pursuant to the Scheme will be a taxable transaction for U.S. federal income tax purposes and under applicable U.S. state and local laws. In addition, MAC Shareholders may be required to provide an applicable Internal Revenue Service Form W-8 or W-9 in order to prevent any backup withholding tax on the consideration received pursuant to the Scheme. Each MAC Shareholder should consult its independent professional adviser immediately regarding the tax consequences of the Transaction applicable to them, including under applicable U.S. state and local laws. MAC is formed under the laws of Jersey. In addition, some or all of its officers and directors reside outside the United States, and some or all of its assets are or may be located in jurisdictions outside the United States. Therefore, investors may have difficulty effecting service of process within the United States upon those persons or recovering against MAC or its officers or directors on judgments of U.S. courts, including judgments based upon the civil liability provisions of U.S. federal securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment. It may not be possible to sue MAC or its officers or directors in a non-U.S. court for violations of U.S. securities laws. None of the securities referred to in this Document have been approved or disapproved by the SEC, any state securities commission in the United States or any other U.S. regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of the information contained in this Document. Any representation to the contrary is a criminal offence in the United States. PAST PERFORMANCE Past performance metrics and figures (including any data about past share price performance of MAC), as well as pro forma financial information, included in this Document is given for illustrative purposes only and cannot be relied upon as an indicator of (and provides no guidance as to) future performance. Any such historical information is not represented as being, and is not, indicative of MAC’s view on its future financial condition and/or performance, nor the future financial condition or performance of MAC. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This Document includes “forward-looking statements”. The forward-looking information is based on the Company’s expectations, estimates, projections and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management of the Company believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Assumptions have been made by the Company regarding, among other things: the price of copper, continuing commercial production at the CSA Copper Mine without any major disruption, the receipt of required governmental approvals, the accuracy of capital and operating cost estimates, the ability of the Company to operate in a safe, efficient and effective manner and the ability of the Company to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used by the Company. Although management believes that the assumptions made by the Company and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate. MAC’s actual results may differ from expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “intend”, “plan”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, MAC’s expectations with respect to future 6 performance of the CSA Copper Mine. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside MAC’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the completion of the Transaction on anticipated terms and timing, including obtaining required shareholder and regulatory approvals, and the satisfaction of other conditions to the completion of the Transaction; (ii) the ability of Harmony or its Affiliates to obtain the necessary financing arrangements; (iii) potential litigation relating to the Transaction that could be instituted against MAC, Harmony, Harmony Parent or their respective directors, managers or officers, including the effects of any outcomes related thereto; (iv) the risk that disruptions from the Transaction will harm MAC’s business, including current plans and operations; (v) the ability of MAC to retain and hire key personnel; (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transaction; (vii) continued availability of capital and financing and rating agency actions; (viii) legislative, regulatory and economic developments affecting MAC’s business; (ix) general economic and market developments and conditions; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the Transaction that could affect MAC’s financial performance; (xi) certain restrictions during the pendency of the Transaction that may impact MAC’s ability to pursue certain business opportunities or strategic transactions; (xii) unpredictability and severity of catastrophic events, including but not limited to acts of terrorism, pandemics, outbreaks of war or hostilities, as well as MAC’s response to any of the aforementioned factors; (xiii) significant transaction costs associated with the Transaction; (xiv) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (xv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction, including in circumstances requiring MAC to pay a Break Fee or other expenses; (xvi) competitive responses to the Transaction; (xvii) the risks and uncertainties pertaining to MAC’s business, including those set forth in Part 1, Item 3(D) of the Company’s most recent Annual Report on Form 20-F, as such risk factors may be amended, supplemented or superseded from time to time by other reports filed by MAC with, or furnished to, the SEC; (xviii) the supply and demand for copper; (xix) the future price of copper; (xx) the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; (xxi) cash flow provided by operating activities; (xxii) unanticipated reclamation expenses; (xxiii) claims and limitations on insurance coverage; (xxiv) the uncertainty in Mineral Resource and Mineral Reserve / Ore Reserve estimates; (xxv) the uncertainty in geological, metallurgical and geotechnical studies and opinions; (xxvi) infrastructure risks; and (xxvii) other risks and uncertainties indicated from time to time in MAC’s other filings with the SEC and the ASX. MAC cautions that the foregoing list of factors is not exclusive. MAC cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. MAC does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based. More information on potential factors that could affect MAC’s financial results is included from time to time in MAC’s public reports filed with, or furnished to, the SEC and released to the ASX. If any of these risks materialise or MAC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that MAC does not presently know, or that MAC currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MAC’s expectations, plans or forecasts of future events and views as of the date of this communication. MAC anticipates that subsequent events and developments will cause its assessments to change. However, while MAC may elect to update these forward-looking statements at some point in the future, MAC specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing MAC’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. NO PROFIT FORECASTS OR ESTIMATES No statement in this Document, or incorporated by reference into this Document, is intended to be or is to be construed as a profit forecast or estimate for any period and no statement in this Document should be interpreted to mean that earnings or earnings per share for MAC or Harmony Parent for the current or future financial years would necessarily match or exceed the historical published earnings or earnings per share for MAC or Harmony Parent. ROUNDING Certain figures included in this Document have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them. 7

NON-IFRS FINANCIAL INFORMATION This Document includes certain financial data and metrics, such as “C1 Costs” and “All-in Sustaining Cost” that are not recognised under IFRS and are classified as “non IFRS financial information”. MAC uses this non-IFRS financial information to assess the performance of the business and to provide additional insights into the underlying performance of its assets. The non-IFRS financial information metrics do not have standardised meanings under IFRS and, therefore, may not be comparable to similarly titled measures presented by other entities. Non-IFRS financial information should be considered in addition to, and not as a replacement for, financial measures determined in accordance with IFRS. Investors are cautioned therefore not to place undue reliance on any non-IFRS financial information included in this Document. PUBLICATION ON WEBSITE A copy of this Document is and will be available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, for inspection on the MAC website at www.maccopperlimited.com on or as soon as reasonably practicable following 1 August 2025 (being the first Business Day following the date of this Document). For the avoidance of doubt, other than as expressly referred to in this Document, the contents of the websites referred to in this Document are not incorporated into and do not form part of this Document. This Document, the Proxy Forms, the CDI Voting Instruction Forms and the Virtual Meeting Guides will be filed with, or furnished to, the ASX and SEC. GENERAL The statements in this Document are not to be construed as legal, business, financial or tax advice. If you are in any doubt about the contents of this Document or the action you should take, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, lawyer or independent financial adviser duly authorised under Financial Services and Markets Act 2000 (if you are resident in the United Kingdom), under the Corporations Act (if you are resident in Australia), or from another appropriately authorised independent financial adviser. JORC CODE AND SUBPART 1300 OF REGULATION S-K MAC is subject to the reporting requirements of both the U.S. Exchange Act and Chapter 5 of the ASX Listing Rules. As a result, it separately reports its Mineral Resources and Mineral Reserves in accordance with Subpart 1300 of Regulation S-K and its Mineral Resources and Ore Reserves in accordance with the JORC Code. Investors should note that MAC does not comply with the relevant guidelines in other countries and information contained in this Document describing mineral deposits may not be comparable to similar information made public by companies subject to the reporting and disclosure requirements in other jurisdictions. U.K. TAKEOVER CODE DOES NOT APPLY Neither MAC nor the Transaction are subject to the requirements of the U.K. Takeover Code or the jurisdiction of the U.K. Panel. Therefore, no dealing disclosures are required to be made under Rule 8 of the U.K. Takeover Code by shareholders of MAC or Harmony. CORPORATIONS ACT DOES NOT APPLY This Document is not a disclosure document for the purposes of the Corporations Act, and is not required to, and does not, contain all the information which would be required in a disclosure document under the Corporations Act. This Document has not been and will not be lodged or registered with ASIC, ASX or any other regulatory body or agency in Australia for review. 8

SUPPLEMENTARY INFORMATION If, between the date of this Document and the Effective Date, MAC becomes aware of any of the following: • a material statement in this Document is false or misleading or deceptive; • a material omission from this Document; • a significant change affecting a matter included in this Document; or • a significant new matter that has arisen and that would have been required to be included in this Document if it had arisen before the date of this Document. MAC will make supplementary material available to MAC Shareholders. MAC intends to make any supplementary material available by filing it with, or furnishing it to, the ASX and SEC as well as releasing any supplementary material on MAC’s website (www.maccopperlimited.com). Depending on the nature and timing of any changed circumstances and subject to obtaining any relevant approvals, MAC may also send such supplementary materials to MAC Shareholders. This Document is dated 31 July 2025. 9

TABLE OF CONTENTS Important Notices 5 Action to be Taken 11 Frequently Asked Questions 16 Expected Timetable of Principal Events 24 Part I Letter from the Board of Directors of MAC 26 Part II Explanatory Statement 35 Part III Conditions to the Implementation of the Scheme and to the Transaction 85 Part IV The Scheme of Arrangement 88 Part V Financial Information 93 Part VI Additional Information 95 Part VII Risk Factors 103 Part VIII Definitions 115 Part IX Notice of Court Meeting 122 Part X Notice of General Meeting 129 10

ACTION TO BE TAKEN For the reasons set out in this Document, the MAC Directors unanimously recommend that Scheme Shareholders vote in favour of the Scheme at the Court Meeting and MAC Shareholders vote in favour of the General Meeting Resolution at the General Meeting in the absence of a Superior Proposal. Subject to the same qualification, the MAC Directors (who together hold or control 2.4% of the MAC Shares) intend to vote, or cause to be voted, all MAC Shares or MAC CDIs held or controlled by them in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolution at the General Meeting. As set out in Part IX (Notice of Court Meeting) and Part X (Notice of General Meeting) of this Document, the Meetings will be held at 44 Esplanade, St Helier, Jersey JE4 9WG and online via the Virtual Meeting Platform at meetnow.global/M2U6UPT at 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Friday, 29 August 2025 (for the Court Meeting) and at meetnow.global/M497YPU at 1:00 pm (Jersey time) / 8:00 am (New York time) / 10:00 pm (Sydney time) on Friday, 29 August 2025 (for the General Meeting) (or as soon thereafter as the Court Meeting has concluded or been adjourned). 1. DOCUMENTS Please check that you have received the following: • a PINK Proxy Form in respect of the Court Meeting (if you are a Scheme Shareholder); • a WHITE Proxy Form in respect of the General Meeting (if you are a MAC Shareholder); • a GREEN CDI Voting Instruction Form in respect of the Court Meeting (if you are a MAC CDI Holder); and • a YELLOW CDI Voting Instruction Form in respect of the General Meeting (if you are a MAC CDI Holder). If you are a MAC Securityholder and you have not received any of these documents, please contact the shareholder helpline on: If you are a MAC Shareholder Call toll-free in US: +1 (800) 662-5200 Outside of US: +1 (203) 658-9400 If you are a MAC CDI Holder Within Australia: 1300 229 418 Outside Australia: +61 2 9066 4059 The Scheme Voting Record Time has been set as 4:00 pm (New York time) on Tuesday, 29 July 2025 for Scheme Shareholders and MAC Shareholders. MAC prepared a list of Scheme Shareholders and MAC Shareholders of record at such time. Scheme Shareholders and MAC Shareholders named on that list are entitled to receive notice of the Court Meeting and the General Meeting or any adjournment(s) or postponement(s) thereof. 2. ATTENDING AND PARTICIPATING ONLINE Scheme Shareholders and MAC Shareholders will be given the opportunity to attend, speak, submit written questions and vote at the Meetings (as applicable) online via the Virtual Meeting Platform. MAC Securityholders can access the Virtual Meeting Platform using a web browser, on a PC or smartphone device. The web browser must be compatible with the latest browser version of Chrome, Firefox, Edge or Safari (as applicable). To log in, Scheme Shareholders will need the control number provided on their PINK Proxy Form and MAC Shareholders will need the control number provided on their WHITE Proxy Form. If you are not a Scheme Shareholder or a MAC Shareholder or do not have a control number (including MAC CDI Holders), you may still access the Meetings as a guest, but you will not be able to submit questions or vote at the Meetings. The Court Meeting will begin promptly at 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Friday, 29 August 2025 and the General Meeting will begin promptly at 1:00 pm (Jersey time) / 8:00 am (New York time) / 10:00 pm (Sydney time) on Friday, 29 August 2025 (or as soon thereafter as the Court Meeting has concluded or been adjourned). The Company encourages you to access each of the Meetings prior to the start time. Online access to the Court Meeting will open at 12:00 pm (Jersey time) / 7:00 am (New York time) / 9:00 pm (Sydney time) on Friday, 29 August 2025 and you should allow ample time to log in to the Meetings’ webcast and test your computer audio system. We recommend that you carefully review the procedures needed to gain admission in advance. 11

MAC CDI Holders will be entitled to receive notice of, and to attend as guests (but not submit questions or vote) at the Meetings. Only Scheme Shareholders and MAC Shareholders (as applicable) or their proxies will be able to vote and ask questions at the Meetings. 3. SHAREHOLDERS OF RECORD MAC Shareholders whose names appear in the Share Register at the Scheme Voting Record Time (being 4:00 pm (New York time) on Tuesday, 29 July 2025) are referred to as “shareholders of record”. Shareholders of record are entitled to attend and vote at the Court Meeting and the General Meeting or they may appoint another person or persons, whether a MAC Shareholder or not, as their proxy or proxies, to exercise all or any of their rights to attend, speak and vote at the Court Meeting and/or the General Meeting. A PINK Proxy Form for use at the Court Meeting and a WHITE Proxy Form for use at the General Meeting are provided with this Document. To be valid, the PINK and WHITE Proxy Forms should be completed and returned in accordance with the instructions set out on the form. The PINK and WHITE Proxy Forms duly completed and signed, together with any power of attorney, if any, under which it is signed, should be returned to the Share Registry in accordance with the instructions set out in the form as promptly as possible and no later than 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Wednesday, 27 August 2025. If the Proxy Form is properly executed and returned, it will be voted in the manner directed by the MAC Shareholder executing it. The Chair intends to vote any undirected proxies in favour of the Scheme and the General Meeting Resolution (as applicable). Undirected proxies will be reflected in the results of the Meetings as a vote in favour of the Scheme and General Meeting Resolution (as applicable), rather than as undirected votes. In the case of an entity, the Proxy Form must be signed by a duly authorised officer or person, giving full title as such. How to vote your Shares If you are a Scheme Shareholder or a MAC Shareholder, there are four ways you can vote at the Meetings: • by attending the Meetings in person at the venue; • by completing, signing and returning the PINK and WHITE Proxy Forms in accordance with the instructions on each Proxy Form; • by lodging a proxy instruction online or by telephone in accordance with the instructions on the PINK and WHITE Proxy Forms; or • by attending the Meetings online via the Virtual meeting Platform in accordance with the instructions set out in Part IX (Notice of Court Meeting) and Part X (Notice of General Meeting) of this Document (as applicable). Valid proxies must be received by the Share Registry no later than 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Wednesday, 27 August 2025. Voting by proxy MAC has designated the Chair as the person whom Scheme Shareholders and MAC Shareholders may appoint as their proxy. Scheme Shareholders and MAC Shareholders are strongly encouraged to appoint the Chair of the Meetings (as applicable) as their proxy. If a Scheme Shareholder or MAC Shareholder wishes to appoint an individual other than the Chair to represent them at the Meetings (as applicable), they may do so by following the instructions set out in the PINK or WHITE Proxy Form (as applicable). A proxy does not need to be a MAC Shareholder. If a Scheme Shareholder or MAC Shareholder is a corporation, its proxy must be executed by a duly authorised officer or properly appointed attorney. The person they appoint will need to contact the Share Registry to request a control number to attend and vote at the Meetings online. It is the responsibility of the Scheme Shareholder or MAC Shareholder to advise their proxy (the person they appoint) to contact the Share Registry to request a control number. Without the control number, their proxy will not be able to vote at the Meetings. Scheme Shareholders and MAC Shareholders entitled to attend and vote are entitled to appoint one or more proxies. Each proxy will have the right to vote on a poll and also to speak at the Meetings (as applicable). 12

The appointment of the proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed and the appointment does not specify the proportion or number of the Scheme Shareholder or MAC Shareholder’s votes each proxy may exercise, the votes will be divided equally among the proxies (i.e. where there are two proxies, each proxy may exercise half of the votes). A proxy need not be a Scheme Shareholder, MAC Shareholder or a MAC CDI Holder. The proxy can be either an individual or a body corporate. If a proxy is not directed how to vote on an item of business, the proxy may generally vote, or abstain from voting, as they think fit. Should any resolution, other than those specified in the notices of the Meetings at Part IX (Notice of Court Meeting) and Part X (Notice of General Meeting), be proposed at the Meetings, a proxy may vote on that resolution as they think fit. If a proxy is instructed to abstain from voting on an item of business, they are directed not to vote on the Scheme Shareholder or MAC Shareholder’s behalf on the poll and the Scheme Shares or MAC Shares (as applicable) that are the subject of the proxy appointment will not be counted in calculating the required majority. Scheme Shareholders who return their PINK Proxy Forms and MAC Shareholders who return their WHITE Proxy Forms with a direction how to vote, but who do not nominate the identity of their proxy, will be taken to have appointed the Chair of the Meeting (as applicable) as their proxy to vote on their behalf. If a Proxy Form is returned but the nominated proxy does not attend the Meeting, the Chair of the Meeting (as applicable) will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the Chair of the Meeting that do not contain a direction how to vote will be used, where possible, to support the resolution proposed in the notice of the Meeting (as applicable), provided they are entitled to cast votes as a proxy. To be effective, proxies must be received by the Share Registry no later than 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Wednesday, 27 August 2025. Proxies received after this time will be invalid. Voting by corporate shareholders A Scheme Shareholder or MAC Shareholder that is a corporation may appoint an individual to act as its duly authorised representative and vote at the Meetings (as applicable) in accordance with the above instructions. A corporate Scheme Shareholder or MAC Shareholder wishing to act by a duly authorised representative must have identified that person to MAC by writing in accordance with Article 18 of the Articles of Association before the commencement of the relevant Meeting. How to change your vote Scheme Shareholders and MAC Shareholders can also change their vote by sending in another properly completed and signed PINK or WHITE Proxy Form (as applicable) with a later date, as long as it is received by 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Wednesday, 27 August 2025, or if a Meeting is adjourned, not later than 48 hours (excluding any part of a day that is not a Business Day) before the time fixed for the adjourned Meeting. The completion and return of the PINK or WHITE Proxy Forms will not prevent Scheme Shareholders and MAC Shareholders from attending, speaking at, submitting written questions and voting at the Court Meeting or the General Meeting (as applicable), in each case either in person or online via the Virtual Meeting Platform as described in Part IX (Notice of Court Meeting) and Part X (Notice of General Meeting) of this Document (as applicable), if they are entitled to and wish to do so. However, any votes submitted by a Scheme Shareholder or MAC Shareholder at the Meetings (as applicable), whether in person or online, will render any proxy votes submitted at the same Meeting on behalf of that Scheme Shareholder or MAC Shareholder invalid. The securities represented by the accompanying PINK or WHITE Proxy Forms will be voted at the Meetings (as applicable), and where a choice is specified in respect of any matter to be acted upon, will be voted or withheld from voting in accordance with the specification made on any ballot that may be called for. In the absence of such specification, proxies in favour of the Chair of each of the Court Meeting and the General Meeting will be voted in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolution at the General Meeting. 13

4. NON-REGISTERED SHAREHOLDERS The information set forth in this section is of importance to Non-registered Shareholders, as a substantial number of Scheme Shares and MAC Shares are held by Intermediaries on behalf of Non-registered Shareholders. Non-registered Shareholders should note that only proxies appointed by Scheme Shareholders and MAC Shareholders (that is, individuals or entities whose names appear on the Share Register) will be recognised and acted upon at the Court Meeting and General Meeting. If Scheme Shares or MAC Shares are listed in an account statement provided to a Non-registered Shareholder by an Intermediary, those Scheme Shares or MAC Shares are registered in the name of the Intermediary (or its agent). The vast majority of such Scheme Shares and MAC Shares are registered under the name of Cede & Co., as nominee for DTC. The Meeting Materials will be sent to each Non-registered Shareholder by or on behalf of the Intermediary that holds Scheme Shares or MAC Shares on their behalf. Intermediaries will typically use a service company to forward the Meeting Materials. The majority of Intermediaries now delegate responsibility for obtaining shareholder instructions from clients to Broadridge. Broadridge typically mails a voting instruction form in lieu of the Proxy Forms. Non-registered Shareholders are requested to vote in accordance with the instructions set forth in those voting instruction forms. Broadridge will provide aggregate Scheme Shareholder and MAC Shareholder voting instructions to the relevant Intermediary (or its tabulation agent), which will tabulate the results for the Court Meeting and General Meeting and provide appropriate instructions with respect to the voting of the Scheme Shares and MAC Shares to be represented at the Court Meeting and the General Meeting or the reconvening of any adjournment or postponement thereof. Applicable securities regulatory policy requires Intermediaries, on receipt of materials that seek voting instructions from Non-registered Shareholders indirectly, to seek voting instructions from Non-registered Shareholders in advance of meetings of securityholders. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-registered Shareholders in order to ensure that their wishes are expressed at the Court Meeting and the General Meeting. Often, the voting instruction form supplied to a Non-registered Shareholder by its broker is identical to the Proxy Forms provided to Scheme Shareholders and MAC Shareholders; however, its purpose is limited to instructing the relevant Scheme Shareholder and MAC Shareholder that is an Intermediary on how to vote on behalf of the Non-registered Shareholder. In the ordinary course, Non-registered Shareholders’ securities can only be voted by their Intermediaries in accordance with the Non-registered Shareholders’ instructions. Non-registered Shareholders should carefully follow the instructions provided by their Intermediaries in order to ensure that their wishes in respect of the Scheme Shares and MAC Shares that they control are reflected at the Court Meeting and General Meeting. Non-registered Shareholders will not be entitled to participate in the Meetings, except that they may attend the Meetings as an observer and may submit written questions to the Company in advance of the Meetings. Non-registered Shareholders as of the Scheme Voting Record Time will be entitled to instruct their broker or other Intermediary how to vote the Scheme Shares and MAC Shares in which they have a beneficial interest by completing and signing the materials provided to them in accordance with the instructions provided to them by their broker or other Intermediary. 5. MAC CDI HOLDERS Rights of MAC CDI Holders A MAC CDI represents an uncertificated unit of beneficial ownership in MAC Shares. MAC CDI Holders do not actually own direct legal title to MAC Shares. Legal title to MAC Shares which underlie MAC CDIs is ultimately held by Cede & Co. (as nominee for DTC). CDN, a wholly owned Subsidiary of ASX, in turn holds a beneficial title under a custodian arrangement to those shares for and on behalf of MAC CDI Holders. As the ultimate beneficial owner of MAC Shares, you have the right to direct CDN on how to vote the MAC Shares underlying your MAC CDIs. MAC CDI Holders will not be entitled to participate in the Meetings, except that they may attend the Meetings as an observer and may submit written questions to the Company in advance of the Meetings. MAC CDI Holders as of the Scheme Voting Record Time will be entitled to instruct CDN how to vote the Scheme Shares and MAC Shares in which they have a beneficial interest by completing and returning the GREEN and YELLOW CDI Voting Instruction Forms. 14

How to vote your MAC CDIs Under the rules governing MAC CDIs, CDN is not permitted to vote on your behalf on any matter to be considered at the Court Meeting and the General Meeting unless you specifically instruct CDN how to vote. We encourage you to communicate your voting instructions to CDN in advance of the Court Meeting and the General Meeting to ensure that your vote will be counted by completing the GREEN and YELLOW CDI Voting Instruction Form (respectively) and returning it in accordance with the instructions specified on that form. If you are a MAC CDI Holder that holds its interest in MAC CDIs through a broker, bank, trustee or other nominee, please follow the instructions set out in the above paragraph titled “Non-registered Shareholders”. A GREEN CDI Voting Instruction Form for use at the Court Meeting and a YELLOW CDI Voting Instruction Form for use at the General Meeting are provided with this Document. To be valid, the GREEN and YELLOW CDI Voting Instruction Forms should be completed and returned in accordance with the instructions set out on the form. The GREEN and YELLOW CDI Voting Instruction Forms duly completed and signed, together with any power of attorney, if any, under which it is signed, should be returned to the CDI Registry in accordance with the instructions set out in the form as promptly as possible and no later than 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Tuesday, 26 August 2025. 6. SCHEME VOTING RECORD TIME The MAC Board has approved 4:00 pm (New York time) on Tuesday, 29 July 2025 as the Scheme Voting Record Time for the determination of Scheme Shareholders entitled to receive notice of the Court Meeting and MAC Shareholders entitled to receive notice of the General Meeting and at any adjournment or postponement thereof. Shareholders of record at the Scheme Voting Record Time are entitled to receive notice of the Court Meeting and the General Meeting. This Document (which includes the notices of the Court Meeting and General Meeting), the Proxy Forms and the CDI Voting Instruction Forms will be made available on MAC’s website at www.maccopperlimited.com, and will be filed with, or furnished to, the SEC by a public announcement and a filing with the SEC and the ASX. If you have sold or otherwise transferred part of your holding of or interest in MAC Shares and/or MAC CDIs, please retain the Meeting Materials and consult the stockbroker, bank or other agent (if any) through which the sale was effected. 7. SHAREHOLDER HELPLINE If any Scheme Shareholder, MAC Shareholder or MAC CDI Holder has any questions about the Meetings or the completion and return of the PINK or WHITE Proxy Forms or the GREEN or YELLOW CDI Voting Instruction Forms, please contact Sodali & Co at: If you are a MAC Shareholder Call toll-free in US: +1 (800) 662-5200 Outside of US: +1 (203) 658-9400 If you are a MAC CDI Holder Within Australia: 1300 229 418 Outside Australia: +61 2 9066 4059 Alternatively, MAC Shareholders and MAC CDI Holders can contact Sodali & Co by email at MAC@info.sodali.com. If requested, copies of the PINK and WHITE Proxy Forms and GREEN and YELLOW CDI Voting Instruction Forms will be provided free of charge. 15

FREQUENTLY ASKED QUESTIONS

<table>
<tr><th>Question</th><th>Answer</th></tr>
<tr><td colspan="2">Background information</td></tr>
<tr><td>Why have I received this Document?</td><td>This Document has been sent to you because you are a MAC Shareholder or MAC CDI Holder.

This Document is intended to provide you with information in relation to the Scheme and:

• if you are a MAC Shareholder, to help you consider and decide how to vote on the Scheme at the Court Meeting and the General Meeting Resolution at the General Meeting; and

• if you are a CDI Holder, to help you consider and decide how to instruct CDN how to vote on the Scheme at the Court Meeting and the General Meeting Resolution at the General Meeting.

If you have sold or otherwise transferred part of your holding of or interest in MAC Shares and/or MAC CDIs, please retain the Meeting Materials and consult the stockbroker, bank or other agent (if any) through which the sale was effected.</td></tr>
<tr><td>What is the Scheme?</td><td>The Scheme is a scheme of arrangement under Article 125 of the Jersey Companies Law between MAC and the Scheme Shareholders.

A "scheme of arrangement" is a statutory procedure that is commonly used to effect a change of ownership or control of a company. In order to become Effective, the Scheme will need to be sanctioned by the Court and approved by the requisite majorities of MAC Shareholders.

If the Scheme becomes Effective, Harmony will acquire 100% of the issued share capital of MAC on the Implementation Date, and MAC will be delisted from the NYSE and the ASX and will become a wholly owned Subsidiary of Harmony.</td></tr>
<tr><td>Who is MAC?</td><td>MAC is a private limited company incorporated under the laws of Jersey, Channel Islands that is listed on the NYSE and the ASX and is focused on the acquisition and operation of mining assets in high quality, stable jurisdictions that are critical to the electrification and decarbonisation of the global economy.

MAC's core asset is its 100%-owned CSA Copper Mine. MAC acquired the CSA Copper Mine, which is located near Cobar, New South Wales, Australia, from Glencore in June 2023.

Refer to section 3 of Part II (Explanatory Statement) of this Document for further information on MAC.</td></tr>
<tr><td>Who are Harmony and Harmony Parent?</td><td>Harmony Parent is the parent company of the Harmony Group. Harmony Parent is a South African public company limited by shares, with its primary listing on the Johannesburg Stock Exchange (JSE: HAR) and an American depository receipt programme listing on the New York Stock Exchange (NYSE: HMY), with a market capitalisation of approximately R155 billion (US$8.660 billion) as of the Last Practicable Date.

Harmony Parent is a specialist mining company and is transforming into a global gold and copper producer.

Refer to section 4 of Part II (Explanatory Statement) of this Document for further information on Harmony Parent.

Harmony is a wholly owned indirect subsidiary of Harmony Parent. Harmony is an Australian proprietary company limited by shares and is the Australian holding company for the Harmony Group's companies operating in Australia and PNG. The assets of this sub-group include the Eva Copper Project in Australia and the Hidden Valley open-pit gold and silver mine and the Wafi-Golpu Project (a copper-gold deposit) in Morobe Province in PNG.

Refer to section 4 of Part II (Explanatory Statement) of this Document for further information on Harmony.</td></tr>
</table>

16

Question Answer Why does Harmony wish to acquire MAC? The Transaction aligns with the Harmony Group’s strategy of value-accretive acquisitions and further supports the Harmony Group’s strategic objective of transitioning into a low-cost, global gold and copper mining company through disciplined and effective capital allocation. Refer to section 4 of Part II (Explanatory Statement) of this Document for the strategic and financial rationale for the Harmony Group undertaking the Transaction. What are Harmony’s intentions for MAC if the Scheme is implemented? Following implementation of the Scheme, Harmony intends to continue the safe, sustainable, and long-term operation of the CSA Copper Mine. Harmony’s strategic intent is to build on the operational improvements made by MAC Copper since its acquisition from Glencore, and to further optimise mine performance. Harmony will continue to operate the CSA Copper Mine as a going concern, with a clear focus on safely increasing production by progressively ramping up mill throughput from the current ~1.1Mtpa towards the nameplate capacity of ~1.7Mtpa. Refer to section 4 of Part II (Explanatory Statement) of this Document for the Harmony Group’s intentions and strategic plans for the combined group. What needs to occur in order for the Scheme to be implemented? In order for the Scheme to become Effective, the requisite majorities of Scheme Shareholders need to vote in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolution at the General Meeting, and all of the Conditions (as described in Part III (Conditions to the Implementation of the Scheme and to the Transaction) of this Document) must be satisfied or (where applicable) waived, including the Court sanctioning the Scheme at the Court Sanction Hearing. Do the MAC Directors recommend the Scheme? The MAC Directors unanimously recommend that Scheme Shareholders vote in favour of the Scheme at the Court Meeting and MAC Shareholders vote in favour of the General Meeting Resolution at the General Meeting in the absence of a Superior Proposal. The reasons for this recommendation, and other matters that you may wish to take into consideration, are set out in Part I (Letter from the Board of Directors of MAC) of this Document. The interests of MAC’s Director and Chief Executive Officer, Mr. McMullen, and the other MAC Directors are disclosed in sections 12 and 14 in Part II (Explanatory Statement) of this Document and in section 5 in Part VI (Additional Information) of this Document. Scheme Shareholders and MAC Shareholders (as applicable) should have regard to these interests when considering how to vote at the Court Meeting and the General Meeting. The MAC Directors recommend that, before voting on the Scheme or on the General Meeting Resolution, all MAC Shareholders and Scheme Shareholders (as applicable): • carefully read the contents of this Document; • obtain advice from their independent legal, financial and tax advisers with regards to how the Scheme might impact them; and • consider their investment preferences and financial and tax circumstances. How are the MAC Directors intending to vote? The MAC Directors (who together hold or control 2.44% of the MAC Shares on issue) intend to vote, or cause to be voted, all MAC Shares or MAC CDIs held or controlled by them in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolution at the General Meeting, in the absence of a Superior Proposal. The interests of MAC’s Managing Director and Chief Executive Officer, Mr. McMullen, and the other MAC Directors are disclosed in sections 12 and 14 in Part II (Explanatory Statement) of this Document and in section 5 in Part VI (Additional Information) of this Document. Scheme Shareholders and MAC Shareholders (as applicable) should have regard to these interests when considering how to vote at the Court Meeting and the General Meeting. 17

Question Answer What are the reasons for the recommendation of the MAC Directors? Some of the reasons the MAC Directors consider that Scheme Shareholders and MAC Shareholders (as applicable) might vote in favour of the Scheme and the General Meeting Resolution include: • MAC has been communicating its growth options via its public announcements and considered the market fully informed of MAC’s growth outlook, with sufficient opportunity to value it, ahead of Announcement of the Transaction; • the Scheme Consideration delivers MAC Securityholders with an attractive and certain value for their investment, including an attractive premium to MAC’s recent historical trading levels; • there are ongoing risks associated with remaining a shareholder in MAC and MAC Shares may trade at a lower price if the Scheme is not implemented; • MAC has received strong support for the Transaction from key MAC Securityholders prior to the Announcement of the Transaction; and • no Superior Proposal has emerged as at the Last Practicable Date. What happens if a Superior Proposal is received? As at the date of this Document, no Superior Proposal for MAC has emerged. Until the Scheme becomes Effective, there is nothing preventing third parties from making unsolicited Competing Proposals for MAC. The Implementation Deed contains certain exclusivity arrangements which are summarised in section 11.1 in Part II (Explanatory Statement) of this Document. For example, the Implementation Deed restricts MAC from soliciting arrangements regarding any actual, proposed or potential Competing Proposal, obliges MAC to disclose certain information to Harmony in the event a Competing Proposal emerges, and gives Harmony a matching right in relation to any Competing Proposal that the MAC Board determines is, or could reasonably be expected to become or lead to, a Superior Proposal. If the Scheme does not become Effective and MAC continues to operate as a standalone company, it is possible that a Superior Proposal for MAC may materialise in the future. However, there can be no assurance of this. Scheme Consideration What is the Scheme Consideration? If the Scheme becomes Effective, Scheme Shareholders (other than CDN) will be entitled to receive US$12.25 in cash in respect of each MAC Share held at the Scheme Record Time. MAC CDI Holders will receive the Australian dollar equivalent of the Scheme Consideration in respect of each Scheme Share underlying MAC CDIs held at the Scheme Record Time (converted at the Consideration Exchange Rate). Further information is set out in section 2.5 of Part II (Explanatory Statement) of this Document. What is the premium of the Scheme Consideration to the price of MAC Shares and MAC CDIs? The Scheme Consideration represents a premium of: • 32.1% to the 30-day VWAP of US$9.28 per MAC Share trading on the NYSE up to and including Friday, 23 May 2025; • 32.8% to the 30-day VWAP of A$14.26 per MAC CDI trading on the ASX up to and including Monday, 26 May 2025; • 28.7% to the 3-month VWAP of US$9.52 per MAC Share trading on the NYSE up to and including Friday, 23 May 2025; • 26.7% to the 3-month VWAP of A$14.94 per MAC CDI trading on the ASX up to and including Monday, 26 May 2025; • 20.7% to the last closing share price of US$10.15 per MAC share trading on the NYSE on Friday, 23 May 2025; and • 22.1% to the last closing share price of A$15.51 per MAC CDI trading on the ASX on Monday, 26 May 2025. 18

Question Answer How is Harmony funding the Scheme Consideration? Harmony is funding the Scheme Consideration payable under the Transaction from third party debt as described in section 5 of Part II (Explanatory Statement) of this Document, together with existing cash reserves. Who is entitled to participate in the Scheme? Each MAC Shareholder who is registered on the Share Register at the Scheme Record Time will be entitled to participate in the Scheme. When will I be paid the Scheme Consideration? If the Scheme becomes Effective each: • Scheme Shareholder (other than CDN), as at the Scheme Record Time, will be entitled to receive their Scheme Consideration in U.S. dollars in accordance with existing wire payment instructions held by the Share Registry and, if no such instructions exist, by cheque; and • MAC CDI Holder will be entitled to receive the Australian dollar equivalent of the Scheme Consideration in respect of each Scheme Share underlying MAC CDIs held at the Scheme Record Time (converted at the Consideration Exchange Rate) in accordance with existing payment instructions held by the CDI Registry, and if no such instructions exist, by cheque. All electronic funds transfer instructions and dispatch of cheques will be made by MAC as soon as practicable following the Implementation Date as set out in the “Expected Timetable of Principal Events” of this Document. Further information is set out in section 15 of Part II (Explanatory Statement) of this Document. Will brokerage be payable if the Scheme is implemented? Brokerage will not be payable in respect of the transfer of your MAC Shares and/or the transfer of the MAC Shares underlying your MAC CDIs to Harmony on implementation of the Scheme. What are the tax implications of the Scheme? The tax implications of the Scheme will depend on each MAC Securityholder’s personal circumstances. General information about the potential Jersey, U.S. and Australian tax consequences of the Scheme is set out in section 16 of Part II (Explanatory Statement) of this Document. However, as that information is general in nature and as each MAC Securityholder’s circumstances will vary, each MAC Securityholder should obtain independent professional tax advice. Can I sell my MAC Shares and/or MAC CDIs now? All MAC Securityholders can sell their MAC Shares and/or MAC CDIs at any time before the delisting of MAC Shares from the NYSE or the suspension of MAC CDIs from quotation on the ASX (as applicable), or register an off-market transfer before the Scheme Record Time (as applicable). However, if you do sell your MAC Shares and/or MAC CDIs, you will receive the prevailing on-market price at the time of sale which may be different from the value of the Scheme Consideration. It is anticipated that: • MAC Shares will be delisted from the NYSE and the registration of MAC Shares under the U.S. Exchange Act will be terminated as promptly as practicable after the Effective Date; and • trading in MAC CDIs on the ASX will be suspended from the close of trading on the ASX on the Effective Date. You may also incur brokerage if you sell or transfer your MAC Shares or MAC CDIs other than under the Scheme. 19

Question Answer Court Meeting, General Meeting and voting considerations When and where will the Court Meeting and the General Meeting be held? The Court Meeting will be held at 44 Esplanade, St Helier, Jersey JE4 9WG and online via the Virtual Meeting Platform at meetnow.global/M2U6UPT at 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Friday, 29 August 2025. The General Meeting will be held immediately after the Court Meeting at the same location and online via the Virtual Meeting Platform at meetnow.global/M497YPU commencing at 1:00 pm (Jersey time) / 8:00 am (New York time) / 10:00 pm (Sydney time) on Friday, 29 August 2025 (or as soon thereafter as the Court Meeting has concluded or been adjourned). What will Scheme Shareholders be asked to vote on at the Court Meeting? At the Court Meeting, Scheme Shareholders will be asked to approve the Scheme. The notice of Court Meeting is set out in Part IX (Notice of Court Meeting) of this Document. What will MAC Shareholders be asked to vote on at the General Meeting? At the General Meeting, MAC Shareholders will be asked to vote on the General Meeting Resolution. The text of the General Meeting Resolution is set out in the notice of General Meeting contained in Part X (Notice of General Meeting) of this Document. Am I entitled to attend and vote at the Court Meeting and the General Meeting? Each Scheme Shareholder and MAC Shareholder who is registered on the Share Register at the Scheme Voting Record Time (being 4:00 pm (New York time) on Tuesday, 29 July 2025) will be entitled to attend and vote at the Court Meeting and the General Meeting. MAC CDI Holders do not actually own direct legal title to MAC Shares and are not entitled to vote at the Court Meeting or the General Meeting, but are entitled to receive notice of, and to attend as guests (but not submit questions or vote) at the Meetings. As the ultimate beneficial owner of MAC Shares, you have the right to direct CDN on how to vote the MAC Shares underlying your MAC CDIs. Can I still vote if I can’t attend the Court Meeting or the General Meeting in person? If you are a MAC Shareholder or Scheme Shareholder and you are unable to attend the Court Meeting or the General Meeting in person or would prefer to attend online, you can vote on the Scheme and/or the General Meeting Resolution by attending the Court Meeting and/or the General Meeting (as applicable) via the Virtual Meeting Platform. Instructions on how to vote online are provided in pages 11 to 15 of this Document. Alternatively, you may wish to appoint a proxy to attend (in person or online) and vote at the Court Meeting and/or the General Meeting on your behalf. You may lodge your proxy: • by completing, signing and returning the PINK and WHITE Proxy Forms in accordance with the instructions on each Proxy Form; or • online or by telephone in accordance with the instructions on the PINK and WHITE Proxy Forms. As a MAC CDI Holder, how can I instruct CDN to vote at the Court Meeting and the General Meeting? Under the rules governing MAC CDIs, CDN is not permitted to vote on your behalf on any matter to be considered at the Court Meeting and the General Meeting unless you specifically instruct CDN how to vote. You may communicate your voting instructions to CDN in advance of the Court Meeting and the General Meeting: • by completing, signing and returning the GREEN and YELLOW CDI Voting Instruction Form (respectively) and returning it in accordance with the instructions specified on the CDI Voting Instruction Forms; or • online or by fax in accordance with the instructions on the GREEN and YELLOW CDI Voting Instruction Form (as applicable). 20

Question Answer What choices do I have as a MAC Securityholder? As a MAC Shareholder, you have the following choices in relation to the Scheme: • vote in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolution at the General Meeting; • vote against the Scheme at the Court Meeting and the General Meeting Resolution at the General Meeting; • sell some or all of your MAC Shares on the NYSE; or • do nothing. As a MAC CDI Holder, you have the following choices in relation to the Scheme: • instruct CDN to vote in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolution at the General Meeting; • instruct CDN to vote against the Scheme at the Court Meeting and the General Meeting Resolution at the General Meeting; • sell some or all of your MAC CDIs on the ASX; or • do nothing. For more information on your choices as a MAC Securityholder, please refer to section 2.4 of Part II (Explanatory Statement) of this Document. What majority is required to approve the Scheme? In order for the Scheme to be approved at the Court Meeting, it must be approved by a majority in number (i.e. more than 50%) of Scheme Shareholders present and voting at the Court Meeting (whether in person, online or by proxy) representing not less than 75% of the voting rights of the Scheme Shares cast. Even if the Scheme is approved at the Court Meeting, the General Meeting Resolution will still need to be approved at the General Meeting and the Scheme still will need to be sanctioned by the Court. What majority is required to approve the General Meeting Resolution? In order for the General Meeting Resolution to be approved at the General Meeting, it must be approved by not less than two-thirds of the MAC Shares voted at the General Meeting (whether in person, online or by proxy). Even if the Scheme is approved at the Court Meeting and the General Meeting Resolution is approved at the General Meeting, the Scheme will still need to be sanctioned by the Court. Is voting compulsory? Voting is not compulsory. However, the Scheme can only proceed if the Scheme is approved at the Court Meeting and the General Meeting Resolution is approved at the General Meeting (and the Scheme is then sanctioned by the Court), so voting is important. Scheme Shareholders and MAC Shareholders (as applicable) are strongly encouraged to vote at the Court Meeting and the General Meeting in person, online or by proxy. MAC CDI Holders are strongly encouraged to direct CDN on how to vote the MAC Shares underlying their MAC CDIs. It is important that as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of the opinions of Scheme Shareholders and MAC Shareholders. What happens if I do not vote, or if I do not vote in favour of the Scheme or the General Meeting Resolution? You will be bound by the result of the vote whether or not you were present at the Court Meeting or the General Meeting and whether or not you voted on, or in favour of or against, the Scheme or the General Meeting Resolution. When will I know the voting results? The results of the Court Meeting and the General Meeting will be available shortly after the conclusion of those Meetings and will be announced by MAC once available. 21

Question Answer Other steps after the Court Meeting and the General Meeting What happens after the Court Meeting and the General Meeting? If the Scheme is approved at the Court Meeting and the General Meeting Resolution is approved at the General Meeting, MAC will apply to the Court for orders sanctioning the Scheme. A date of 9 October 2025 (Jersey time) has been provisionally booked for the Court Sanction Hearing, but that date remains subject to change depending on a number of factors including, but not limited to, the timing for the satisfaction or (where applicable) waiver of the Conditions. If the date for the Court Sanction Hearing changes, MAC will, as soon as practicable, confirm the revised date for the Court Sanction Hearing by a public announcement filed with, or furnished to, the SEC and released to the ASX and by making such announcement available on MAC’s website at www.maccopperlimited.com. If the Scheme is not approved at the Court Meeting and/or the General Meeting Resolution is not approved at the General Meeting, the Scheme will not be implemented. Can Scheme Shareholders attend and be heard at the Court Sanction Hearing? Scheme Shareholders may, if they wish, attend and be heard at the Court Sanction Hearing, in person or through an advocate, to support or oppose the sanctioning of the Scheme by the Court. Scheme Shareholders may also submit written statements regarding the Scheme for the Court’s consideration, to arrive not less than two Business Days before the date of the Court Sanction Hearing. Such statements can be made either: • by email sent to MACScheme@ogier.com; or • in writing, addressed to MAC Scheme Correspondence, c/o Ogier (Jersey) LLP, 3rd Floor, 44 Esplanade, St Helier, Jersey JE4 9WG. Are there any Conditions that must be satisfied or waived in order for the Scheme to be implemented? Yes. The Conditions are summarised in Part III (Conditions to the Implementation of the Scheme and to the Transaction) of this Document. The MAC Directors are not aware of any reason why the Conditions should not be satisfied or (where applicable) waived. What is the status of the Conditions to the Scheme? Harmony (with the assistance of MAC) has submitted applications to the Australian Foreign Investment Review Board (on behalf of the Australian Federal Treasurer) and the South African Reserve Bank to obtain the requisite regulatory approvals. MAC and Harmony have agreed that the Consents Condition will be taken to be satisfied when: • each of the Restructuring Documents has been fully executed; and • certain specified conditions in the Streams Restructure Deed have been satisfied or waived. Following the execution of the Restructuring Documents, all that is required to satisfy the Consents Condition is for the specified conditions precedent to the Streams Restructure Deed to be satisfied or waived. These conditions include the delivery of customary certificates, legal opinions and other documents to OR Royalties, no event of default or trigger event occurring under the Silver Stream or Copper Stream before the date that is two Business Days before the Court Sanction Hearing and the form of the deed of release in respect of the Senior Debt being agreed by all parties to that deed, Harmony and OR Royalties. Can the Implementation Deed be terminated? The Implementation Deed may be terminated in certain circumstances, details of which are summarised in section 11.1 of Part II (Explanatory Statement) of this Document. If the Implementation Deed is terminated, the Scheme will not be implemented. 22

Question Answer What happens if the Conditions are not satisfied or waived, or the Implementation Deed is terminated? If the Conditions are not satisfied or (where applicable) waived or the Implementation Deed is terminated, then the Scheme will not be implemented and: • you will retain your MAC Shares and/or MAC CDIs; • Harmony will not acquire the MAC Shares; • you will not receive the Scheme Consideration; • MAC will continue to operate as a standalone entity and be subject to the risks set out in section 2 of Part VII (Risks) of this Document; and • if no Superior Proposal emerges, the price of MAC Shares and/or MAC CDIs may fall. What happens if the Scheme becomes Effective? If the Scheme becomes Effective, all of the MAC Shares will be transferred to Harmony under the Scheme on the Implementation Date and each: • Scheme Shareholder (other than CDN), as at the Scheme Record Time, will be entitled to receive their Scheme Consideration in U.S. dollars in accordance with existing wire payment instructions held by the Share Registry and, if no such instructions exist, by cheque; and • MAC CDI Holder, as at the Scheme Record Date, will be entitled to receive the Australian dollar equivalent of the Scheme Consideration (converted at the Consideration Exchange Rate) in accordance with existing payment instructions held by the CDI Registry and, if no such instructions exist, by cheque. Further information Where can I obtain further information? If you have any questions about the Scheme, you may contact MAC’s proxy solicitation firm, Sodali & Co, at: If you are a MAC Shareholder Call toll-free in US: +1 (800) 662-5200 Outside of US: +1 (203) 658-9400 If you are a MAC CDI Holder Within Australia: 1300 229 418 Outside Australia: +61 2 9066 4059 For information about your individual financial or tax circumstances, please consult your financial, legal, tax or other professional adviser. 23

EXPECTED TIMETABLE OF PRINCIPAL EVENTS All dates and times are based on MAC and Harmony’s current expectations and are subject to change. If any of the dates and/or times in this expected timetable change materially, the revised dates and/or times will be published by a public announcement filed with, or furnished to, the SEC and released to the ASX and by making such announcement available on MAC’s website at www.maccopperlimited.com. Event Expected date Scheme Voting Record Time for the Court Meeting and the General Meeting 4:00 pm (New York time) on Tuesday, 29 July for Scheme Shareholders and MAC Shareholders (as applicable) 7:00 pm (Sydney time) on Tuesday, 29 July for MAC CDI Holders Directions Hearing 10:00 am (Jersey time) / 5:00 am (New York time) / 7:00 pm (Sydney time) on Wednesday, 30 July Date of this Document Thursday, 31 July Dispatch of this Document Monday, 4 August Latest time for lodging CDI Voting Instruction Forms for: Court Meeting (GREEN form) General Meeting (YELLOW form) 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Tuesday, 26 August Latest time for lodging Proxy Forms for: Court Meeting (PINK form) General Meeting (WHITE form) 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Wednesday, 27 August Court Meeting 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Friday, 29 August General Meeting 1:00 pm (Jersey time) / 8:00 am (New York time) / 10:00 pm (Sydney time) on Friday, 29 August1 The following dates are indicative only and will depend on, among other things, the dates upon which: (i) the Conditions are satisfied or (where applicable) waived; (ii) the Court sanctions the Scheme; and (iii) the Court Order sanctioning the Scheme is delivered to the Registrar of Companies for registration. MAC will give notice of any changes to these dates and times, when known, by public announcement filed with, or furnished to, the SEC and the ASX and by making such announcement available on MAC’s website at www.maccopperlimited.com. Any further updates or changes to these times will be notified in the same way. Conversion of MAC CDIs into MAC Shares ceases 4:00 p.m. on E – 1 (Sydney time) Conversion of MAC Shares into MAC CDIs ceases 4:00 p.m. on E – 1 (New York time) Court Sanction Hearing E – 1 Effective Date E Last day of dealings in MAC CDIs on the ASX E (close of trading on the ASX) Suspension of trading of MAC Shares on the NYSE E (close of trading on the NYSE) Suspension of quotation of MAC CDIs on the ASX E + 1 (before trading opens on the ASX) 1. To commence at 1:00 pm (Jersey time) / 8:00 am (New York time) / 10:00 pm (Sydney time) or as soon thereafter as the Court Meeting shall have concluded or adjourned. 24

Event Expected date Delisting of MAC Shares on the NYSE E + 1 (before trading opens on the NYSE) Scheme Record Time 5:00 pm (New York time) on E + 5 for Scheme Shareholders 7:00 pm (Sydney time) on E + 5 for MAC CDI Holders Implementation Date E + 10 Delisting of MAC from the NYSE E + 10 Consideration payment date to DTC for further payment by DTC participants to beneficial owners holding MAC Shares within DTC E + 11 Consideration payment date for MAC Shares held outside DTC E + 15 Consideration payment date for MAC CDIs E + 15 Delisting of MAC from the ASX E + 16 25

PART I LETTER FROM THE BOARD OF DIRECTORS OF MAC Directors Ms. Patrice Ellen Merrin Mr. Michael (Mick) James McMullen Mr. Rasmus Kristoffer Gerdeman Mr. Charles DeWitt McConnell Mr. Graham Robert van’t Hoff Ms. Leanne Heywood Ms. Anne Louise Templeman-Jones Mr. Mohit Rungta Registered Office MAC Copper Limited 3rd Floor, 44 Esplanade, St Helier Jersey JE4 9WG Incorporated in Jersey with registered number 144625 31 July 2025 To the holders of MAC Shares and MAC CDIs and, for information only, to participants in the MAC Incentive Plans Dear MAC Securityholders, RECOMMENDED ACQUISITION OF MAC BY HARMONY 1. Introduction On 27 May 2025, MAC and Harmony Parent announced that they had entered into the Implementation Deed in respect of a recommended acquisition of MAC by Harmony, pursuant to which Harmony agreed to acquire the entire issued and to be issued capital of MAC. It is intended that the Transaction will be implemented by means of a court-sanctioned scheme of arrangement between MAC and the Scheme Shareholders under Article 125 of the Jersey Companies Law, which requires the approval of Scheme Shareholders at the Court Meeting and at the General Meeting and the sanction of the Court. I am writing to you on behalf of the MAC Board to explain the background to and set out a summary of the terms and conditions of the Transaction, to explain why the MAC Board considers the terms of the Transaction to be fair and reasonable and why the MAC Board unanimously recommend that you vote in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolution at the General Meeting, in the absence of a Superior Proposal. Subject to the same qualification, each MAC Director also intends to vote, or cause to be voted, all MAC Shares or MAC CDIs held or controlled by them in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolution at the General Meeting. The Meetings will be held on Friday, 29 August 2025 and I encourage Scheme Shareholders and MAC Shareholders to vote at the Meetings and MAC CDI Holders to direct CDN how to vote the MAC Shares underlying their MAC CDIs. The Court Meeting will start at 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Friday, 29 August 2025 and the General Meeting will start at 1:00 pm (Jersey time) / 8:00 am (New York time) / 10:00 pm (Sydney time) on Friday, 29 August 2025 (or as soon thereafter as the Court Meeting has concluded or been adjourned). This letter also explains the actions you are now asked to take. Your attention is drawn to the further details of the Scheme which are set out in Part II (Explanatory Statement) of this Document. Additional information is set out in Part VI (Additional Information) of this Document, including in relation to the voting intention statements provided by MAC Directors and certain MAC Securityholders. 2. Summary of the terms of the Transaction Under the terms of the Transaction, which is subject to the satisfaction (or, where applicable, waiver) of the Conditions and to the further terms set out in Part III (Conditions to the Implementation of the Scheme and to the Transaction) of this Document, Scheme Shareholder (other than CDN) will be entitled to receive: for each Scheme Share held at the Scheme Record Time: US$12.25 in cash MAC CDI Holders will receive the Australian dollar equivalent of the Scheme Consideration in respect of each Scheme Share underlying MAC CDIs held at the Scheme Record Time (converted at the Consideration Exchange Rate). 26

This represents a premium of approximately: • 32.1% to the 30-day VWAP of US$9.28 per MAC Share trading on the NYSE up to and including Friday, 23 May 2025; • 32.8% to the 30-day VWAP of A$14.26 per MAC CDI trading on the ASX up to and including Monday, 26 May 2025; • 28.7% to the 3-month VWAP of US$9.52 per MAC Share trading on the NYSE up to and including Friday, 23 May 2025; • 26.7% to the 3-month VWAP of A$14.94 per MAC CDI trading on the ASX up to and including Monday, 26 May 2025; • 20.7% to the last closing share price of US$10.15 per MAC share trading on the NYSE on Friday, 23 May 2025; and • 22.1% to the last closing share price of A$15.51 per MAC CDI trading on the ASX on Monday, 26 May 2025). The Scheme Consideration implies that MAC’s entire issued and to be issued share capital is valued at approximately US$1.03 billion (A$1.60 billion),2 and represents an enterprise value of approximately US$1.52 billion (A$2.35 billion).3 All MAC Shares acquired pursuant to the Transaction will be acquired fully paid and free from all liens, equities, charges, encumbrances, options, rights of pre-emption and any other third party rights and interests of any nature whatsoever and together with all rights now or hereafter attaching or accruing to them, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid or any other return of capital or value (whether by reduction of share capital or share premium account or otherwise) by reference to the Scheme Record Time. Prior to announcement of the Transaction, MAC received voting intention statements from certain MAC Securityholders holding a total of 16,561,287 MAC Shares or MAC CDIs (representing 20.1% of the MAC Shares on issue at the Announcement of the Transaction on 27 May 2025) confirming that, in the absence of a Superior Proposal, they will vote or cause to be voted, by proxy, instruction or otherwise, all of the MAC Shares and MAC CDIs (as applicable) held by them at the Scheme Voting Record Time in favour of the Scheme at the Court Meeting.4 Subject to the same qualification, each MAC Director also intends to vote, or cause to be voted, all MAC Shares or MAC CDIs held or controlled by them (being a total of 2,015,718 MAC Shares in aggregate representing 2.44% of the MAC Shares on issue) in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolution at the General Meeting. It is a requirement for the Scheme to become Effective that the Scheme is approved by Scheme Shareholders at the Court Meeting to be held at 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Friday, 29 August 2025 and the General Meeting Resolution is approved at the General Meeting to be held at 1:00 pm (Jersey time) / 8:00 am (New York time) / 10:00 pm (Sydney time) on Friday, 29 August 2025 (or as soon thereafter as the Court Meeting has concluded or been adjourned). The Scheme must also be sanctioned by the Court. Further information in relation to the Court Meeting, the General Meeting and the process for the sanction by the Court is set out in section 10 of Part II (Explanatory Statement) of this Document. The purpose of the Court Meeting is to allow Scheme Shareholders to consider and, if thought fit, approve the Scheme. At the Court Meeting, voting will be conducted by poll and each Scheme Shareholder who is present in person, online or by proxy will be entitled to one vote for each Scheme Share held at the Scheme Voting Record Time. Each MAC CDI Holder will be entitled to direct CDN how to vote the MAC Shares underlying each MAC CDI held at the Scheme Voting Record Time. To become Effective, the Scheme must be approved by a majority in number of Scheme Shareholders present and voting at the Court Meeting (whether in person, online or by proxy) representing not less than 75% of the voting rights of the MAC Shares cast. The General Meeting has been convened to allow MAC Shareholders to consider and, if thought fit, to pass the General Meeting Resolution to: • authorise the MAC Directors to implement the Scheme and to deal with certain ancillary matters; and • approve the alteration of the Articles of Association. 2. Based on 82,538,809 fully paid ordinary shares plus 339,788 RSUs plus 517,676 PSUs (which, in accordance with their terms of issue, will convert at 2.25x) plus 124,432 DSUs. Calculated with reference to the applicable A$:US$ exchange rate of 0.6471 immediately before the announcement of the Transaction on Tuesday, 27 May 2025. 3. Based on an equity value of US$1.03 billion, US$150 million of net debt as at 31 March 2025 plus the fair value of the contingent payments to Glencore of US$94 million plus US$246 million of other debt like items comprising US$11 million warrant liability plus US$174 million copper and silver stream liability plus US$12 million hedging liability plus US$48 million royalty liability with all fair values presented as at 31 December 2024. Calculated with reference to the applicable A$:US$ exchange rate of 0.6471 immediately before the announcement of the Transaction on Tuesday, 27 May 2025. 4. Each of the MAC Securityholders who provided voting intention statements are not restricted from disposing of or otherwise dealing in MAC shares or CDI’s held by them prior to the Scheme Voting Record Time. Accordingly, there can be no assurance that, at the Scheme Voting Record Time, Fourth Sail, OR Royalties, Sprott, Victor Smorgon and Bluescape will hold the same number of MAC Shares or MAC CDIs that they held on 27 May 2025. Details of the respective interests of Fourth Sail, OR Royalties, Sprott, Victor Smorgon and Bluescape in MAC Shares and MAC CDIs at 27 May 2025 are set out in section 6.2 of Part VI (Additional Information) of this Document. 27

For the Scheme to be implemented, the General Meeting Resolution must be passed by not less than two-thirds of the MAC Shares voted at the General Meeting (whether in person, online or by proxy). The General Meeting will be held immediately after the Court Meeting. Scheme Shareholders and MAC Shareholders (as applicable) are strongly encouraged to vote at the Court Meeting and the General Meeting in person, online or by proxy. MAC CDI Holders are strongly encouraged to direct CDN on how to vote the MAC Shares underlying their MAC CDIs. The Transaction is subject to the Conditions and certain further terms outlined in section 10.6 of Part II (Explanatory Statement) and set out in Part III (Conditions to the Implementation of the Scheme and to the Transaction) of this Document, including, among other things: • the Scheme and the General Meeting Resolution being approved by the requisite majorities of Scheme Shareholders and MAC Shareholders (as applicable) at the Meetings; • receipt of relevant regulatory approvals, including foreign investment approval from the Australian Federal Treasurer and the approval of the South African Reserve Bank; • MAC entering into restructuring deeds or amendment and restatement documents in respect of the existing streaming arrangements with OR Royalties and the royalty with Glencore; and • the Court sanctioning the Scheme. In relation to the Regulatory Conditions, Harmony (with the assistance of MAC) has submitted applications to the Australian Foreign Investment Review Board (on behalf of the Australian Federal Treasurer) and the South African Reserve Bank to obtain the requisite regulatory approvals. In relation to the Consents Condition, MAC and Harmony have agreed that the Consents Condition will be taken to be satisfied when: • each of the Restructuring Documents has been fully executed; and • certain specified conditions in the Streams Restructure Deed have been satisfied or waived. Following the execution of the Restructuring Documents, all that is required to satisfy the Consents Condition is for the specified conditions precedent to the Streams Restructure Deed to be satisfied or waived. These conditions include: • the delivery of customary certificates, legal opinions and other documents to OR Royalties; • no event of default or trigger event occurring under the Silver Stream or Copper Stream before the date that is two Business Days before the Court Sanction Hearing; and • the form of the deed of release in respect of the Senior Debt being agreed by all parties to that deed, Harmony and OR Royalties. Further details are set out in section 3.5(b) of Part II (Explanatory Statement) of this Document. The expected timetable of principal events is set out on pages 24 to 25 of this Document. It is expected that (subject to satisfaction or (where applicable) waiver of the Conditions), the Court Sanction Hearing will be held in the fourth quarter of 2025 at the Royal Court of Jersey, Royal Court House, Royal Square, St. Helier, Jersey JE1 1JG. A date of 9 October 2025 (Jersey time) has been provisionally booked for the Court Sanction Hearing, but that date remains subject to change depending on a number of factors including, but not limited to, the timing for the satisfaction or (where applicable) waiver of the Conditions. If the date for the Court Sanction Hearing changes, MAC will, as soon as practicable, confirm the revised date for the Court Sanction Hearing by a public announcement filed with, or furnished to, the SEC and released to the ASX and by making such announcement available on MAC’s website at www.maccopperlimited.com. The Scheme will become Effective in accordance with its terms when a copy of the Court Order is delivered to the Registrar of Companies for registration. Scheme Shareholders may, if they wish, attend and be heard at the Court Sanction Hearing, in person or through an advocate, to support or oppose the sanctioning of the Scheme by the Court. Scheme Shareholders may also submit written statements regarding the Scheme for the Court’s consideration, to arrive not less than two Business Days before the date of the Court Sanction Hearing. Such statements can be made either: • by email sent to MACScheme@ogier.com; or • in writing, addressed to MAC Scheme Correspondence, c/o Ogier (Jersey) LLP, 3rd Floor, 44 Esplanade, St Helier, Jersey JE4 9WG. 28

Subject to the satisfaction or (where applicable) waiver of the Conditions, it is expected that the Scheme will become Effective during the fourth quarter of 2025. Once it becomes Effective, the Scheme will be binding on all Scheme Shareholders whether or not they were present at the Court Meeting or the General Meeting and whether or not they voted on, or in favour of or against, the Scheme or the General Meeting Resolution. Further information about the Transaction is provided in Part II (Explanatory Statement) of this Document. 3. Background to and reasons for the Transaction MAC was first approached by Harmony on an informal basis at the BMO Global Metals, Mining & Critical Minerals Conference in February 2024 in a very general manner around some form of cooperation and then again at the Denver Gold Forum in September 2024, where Harmony verbally expressed interest in a potential acquisition of MAC. At that time MAC was actively looking to acquire other base metal assets. In the context of exploring all value accretive options, MAC told Harmony that it would look at all options that maximised value for MAC Securityholders. Given the inbound interest, MAC engaged Barrenjoey in late August 2024 to act as financial adviser in relation to a targeted sale process. MAC selected Barrenjoey as financial adviser based on Barrenjoey’s qualifications, including experience and reputation working on takeover defence and sell-side transactions in the mining sector, as well as Barrenjoey’s past experience working with MAC. Barrenjoey assisted MAC to prepare an information memorandum and data room as part of a structured sale process. Ahead of formally launching the sales process, Barrenjoey and MAC reached out to Harmony and six other parties to test their interest in a potential control transaction in respect of MAC. Of these six additional parties, two showed genuine interest in a potential transaction. After execution of confidentiality agreements, Harmony and the two other interested parties were provided access to a data room in early November 2024. Data room activity was monitored by Barrenjoey and MAC, with Harmony being the most active party. In addition to the data room access, MAC invited each party to attend a site visit to the CSA Copper Mine, with Harmony being the only party that took up the invitation. Harmony attended four site visits in total between November 2024 and March 2025. In late January 2025, Harmony provided MAC with verbal guidance that it intended to submit a non-binding indicative offer. Around this time, the two other parties confirmed, for a variety of reasons, that they would not be submitting a non-binding indicative offer. Accordingly, data room access for the two other parties was revoked at this time. Harmony submitted a formal written non-binding indicative offer on 23 February 2025, which included a request for four weeks exclusivity, as well as the potential for an extension to be agreed in good faith, to facilitate the completion of due diligence enquiries. Following careful consideration and deliberation by MAC’s Board, MAC agreed to proceed exploring a potential transaction with Harmony on an exclusive basis under the terms proposed. Ahead of the expiration of the initial four-week exclusivity period, MAC requested that Harmony confirm that its due diligence was complete and that Harmony remained on track to announce a binding transaction in mid-April 2025. On 26 March 2025, Harmony confirmed that its due diligence was largely complete and that it remained committed to the target transaction timeline. MAC subsequently agreed to extend Harmony’s exclusivity for a further two-week period ending mid-April 2025. On 10 April 2025, Harmony advised that, because of significant market volatility and uncertainty following the announcement of tariffs in the United States, it would not submit a final binding offer and was withdrawing its non-binding indicative offer. On 11 April 2025, MAC wrote to Harmony advising that MAC had terminated the existing exclusivity arrangements and that it was ceasing discussions concerning the proposed transaction. At this stage, MAC also revoked Harmony’s data room access. On 12 May 2025, Harmony confirmed its interest to re-engage on a potential transaction and updated MAC on the significant work and progress that it had made on certain key commercial points since discussions ceased. MAC considered this work to have significantly de-risked the path to announcing a binding transaction with Harmony. Following careful consideration and deliberation by MAC’s Board, MAC decided to re-engage with Harmony on a non-exclusive basis and re-enabled Harmony’s data room access on 13 May 2025. Given MAC was not subject to any exclusivity restrictions at this point, MAC also re-engaged with another potential bidder and provided further data room access to ensure that the potential bidder had access to the same information available to Harmony at that time. Immediately prior to the Announcement of the Transaction, MAC crossed a select group of MAC Securityholders to, among other things, seek voting intention statements. This engagement resulted in MAC receiving signed voting intention statements from OR Royalties, Sprott, Victor Smorgan, Fourth Sail and Bluescape (representing approximately 20.1% of 29 the MAC Shares on issue as at 27 May 2025) confirming that, in the absence of a Superior Proposal, the relevant shareholders will vote all of the MAC Shares and MAC CDIs that they hold at the time of the Scheme Voting Record Time in favour of the Scheme. The intention statements received from the MAC Securityholders set out above supported the MAC Board in its assessment that the Transaction was in the best interests of MAC Securityholders. The reasons for the Board’s unanimous recommendation are further detailed in section 5 of this Part I (Letter from the Board of Directors of MAC) of this Document. After careful consideration and deliberation and in the absence of an alternative proposal, the MAC Board formally approved the Transaction and entry into the Implementation Deed on 26 May 2025. The Implementation Deed was executed on 27 May 2025. In accordance with its obligations under the Implementation Deed, MAC ceased all discussions with parties other than Harmony and terminated their data room access. 4. Recommendation of the MAC Directors The MAC Directors, who have been advised by Barrenjoey as to the financial terms of the Transaction, consider the terms of the Transaction to be fair and reasonable to MAC Securityholders. In providing its advice, Barrenjoey has taken into account the commercial assessments of the MAC Directors. The MAC Directors unanimously recommend, in the absence of a Superior Proposal, that Scheme Shareholders vote in favour of the Scheme at the Court Meeting and MAC Shareholders vote in favour of the General Meeting Resolution at the General Meeting. Subject to the same qualification, each MAC Director also intends to vote, or cause to be voted, all MAC Shares or MAC CDIs held or controlled by them in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolution at the General Meeting. Further details of these voting intention statements are set out in Part VI (Additional Information) of this Document. The interests of MAC’s Managing Director and Chief Executive Officer, Mr. McMullen, and the other MAC Directors are disclosed in sections 12 and 14 in Part II (Explanatory Statement) of this Document and in section 5 in Part VI (Additional Information) of this Document. Scheme Shareholders and MAC Shareholders (as applicable) should have regard to these interests when considering how to vote at the Court Meeting and the General Meeting. 5. Background to and reasons for the unanimous recommendation of the MAC Directors The MAC Directors unanimously recommend that Scheme Shareholders and MAC Shareholders (as applicable) vote in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolution at the General Meeting, in the absence of a Superior Proposal. In reaching their unanimous recommendation, the MAC Directors have assessed the Scheme having regard to among other things, the alternative growth prospects and market opportunities available to MAC, the trading history of the MAC Shares and MAC CDIs, the value and certainty delivered by the Scheme Consideration and the risks associated with remaining a shareholder in MAC. Having carefully considered each of these factors, the MAC Board unanimously consider the terms of the Transaction as fair and reasonable. MAC has been communicating its growth options via its public announcements and considered the market fully informed of MAC’s growth outlook, with sufficient opportunity to value it, ahead of Announcement of the Transaction The MAC Board and management team regularly evaluate opportunities for organic and inorganic growth, with the objective of maximising value for MAC Securityholders. Since acquiring the CSA Copper Mine, MAC has been actively implementing several key organic growth initiatives, including the larger Ore Reserve life announced in February 2025, the Capital Ventilation Project and various productivity improvements designed to increase copper production to >50,000t per annum by 2026, and the new Merrin Mine currently in development. In addition, MAC has been actively exploring inorganic growth opportunities. MAC does not currently anticipate any near-term actionable opportunities of sufficient scale and quality that would deliver an attractive return on capital to MAC Securityholders when compared to the current cash offer from Harmony. MAC has been communicating its growth options to the market via its public announcements. As such, the MAC Board considers that MAC Securityholders are fully informed of MAC’s growth plans and that the market had sufficient opportunity to digest this information and value it in MAC’s share price to the Announcement of the Transaction. 30

The Scheme Consideration delivers MAC Securityholders with an attractive and certain value for their investment, including an attractive premium to MAC’s recent historical trading levels The Scheme Consideration of US$12.25 per Scheme Share represents a premium relative to the recent historical trading of MAC Shares on the NYSE and MAC CDIs on the ASX of approximately: • 32.1% to the 30-day VWAP of US$9.28 per MAC Share trading on the NYSE up to and including Friday, 23 May 2025; • 32.8% to the 30-day VWAP of A$14.26 per MAC CDI trading on the ASX up to and including Monday, 26 May 2025; • 28.7% to the 3-month VWAP of US$9.52 per MAC Share trading on the NYSE up to and including Friday, 23 May 2025; • 26.7% to the 3-month VWAP of A$14.94 per MAC CDI trading on the ASX up to and including Monday, 26 May 2025; • 20.7% to the last closing share price of US$10.15 per MAC share trading on the NYSE on Friday, 23 May 2025; and • 22.1% to the last closing share price of A$15.51 per MAC CDI trading on the ASX on Monday, 26 May 2025). 32.1% 30-day VWAP 3-month VWAP 32.8% 28.7% 26.7% 22.1% 18.1% 20.7% 22.1% 6-month VWAP Last close NYSE ASX Source: IRESS as at 26 May 2025 In addition, the all-cash nature of the Scheme Consideration provides MAC Securityholders with certainty of value because, if the Scheme is implemented, Scheme Shareholders will be entitled to be paid the Scheme Consideration of US$12.25 per Scheme Share. There are ongoing risks associated with remaining a shareholder in MAC and MAC Shares may trade at a lower price if the Scheme is not implemented If the Scheme is not implemented, MAC Securityholders will continue to be exposed to risks associated with MAC’s business. There are a number of ongoing financial, operational and regulatory risks associated with MAC’s business that the MAC Directors have taken into account as part of its consideration of the Transaction, including all of the risks set out in Part VII (Risk Factors). These risks include, in particular, operational risks in connection with the operation of the CSA Copper Mine, risks associated with the price and demand for copper, single asset risk, reliance on a single customer and the obligation to make contingent payments to Glencore of up to US$150 million arising from the acquisition of CMPL if certain conditions are satisfied. In particular, MAC currently anticipates that, based on the average daily London Metal Exchange closing price of copper for the 18-month period leading up to the Last Practicable Date, the condition to payment of the first contingent payment of US$75 million to Glencore is likely to be satisfied in or around August 2025. However, if the condition to payment of the first contingent payment of US$75 million to Glencore is satisfied, MAC will need to meet this liability in accordance with the terms of the CMPL Share Sale Agreement and the Intercreditor Deed. Given the terms of the CMPL Share Sale Agreement and the Intercreditor Deed, MAC expects the first contingent payment to become payable by MAC on 17 June 2026, being 1 business day after the three-year anniversary of when MAC originally acquired the CSA Copper Mine. If the Transaction has not completed at the time the first contingent payment becomes payable by MAC, MAC will be required to pay Glencore US$75 million out of its cash reserves (at the relevant time), available finance facilities, or new financing obtained by MAC. Further details concerning MAC’s obligation to pay the contingent payment to Glencore is set out in sections 3.5(c) of Part II (Explanatory Statement) and 2.3 of Part VII (Risks) of this Document. 31

If the Scheme becomes Effective, MAC Securityholders will no longer be exposed to these risks and uncertainties, which will be assumed by Harmony as the sole MAC Shareholder following implementation of the Scheme. On the last trading day prior to the Announcement of the Transaction, being 26 May 2025, the closing price of MAC Shares on the NYSE was US$10.15 and MAC CDIs on the ASX was A$15.51. During the six months prior to this date: • MAC Shares traded on the NYSE on an undisturbed VWAP of US$10.04, from a low of US$7.85 to a high of US$13.19 (based on closing prices); and • MAC CDIs traded on the ASX on an undisturbed VWAP of A$16.03, from a low of A$12.45 to a high of A$20.50 (based on closing prices). If the Scheme is not implemented, MAC Shares and MAC CDIs will continue to respectively trade on the NYSE and ASX and will continue to be subject to market volatility and risk. This includes liquidity risk, exposure to general securities market movements, the impact of general domestic and global economic conditions and the demand for securities in listed entities. As such, if the Scheme does not proceed, depending on the circumstances and a range of factors, it is possible that the price for MAC Shares and/or MAC CDIs will fall below the Scheme Consideration. MAC has received strong support for the Transaction from key MAC Securityholders prior to the Announcement of the Transaction As set out in more detail in section 3 of Part I (Letter from the Board of Directors of MAC) of this Document, MAC received significant support from MAC Securityholders when crossing certain MAC Securityholders immediately prior to the Announcement of the Transaction, resulting in the receipt of signed voting intention statements from OR Royalties, Sprott, Victor Smorgan, Fourth Sail and Bluescape (representing approximately 20.1% of the MAC Shares on issue as at 27 May 2025) confirming that, in the absence of a Superior Proposal, the relevant shareholders will vote all of the MAC Shares and MAC CDIs that they hold at the time of the Scheme Voting Record Time in favour of the Scheme. The intention statements received from MAC Securityholders supported the MAC Board’s assessment that the Transaction was in the best interests of MAC Securityholders. No Superior Proposal has emerged as at the Last Practicable Date Since the Announcement of the Transaction on 27 May 2025 and up to the Last Practicable Date, no Superior Proposal has emerged, and the MAC Directors are not currently aware of any Superior Proposal that is likely to emerge. However, there is potential for a Superior Proposal to emerge before the Scheme becomes effective. If a proposal for an alternative Transaction is received prior to the Court Meeting, the MAC Directors will carefully consider the proposal to determine whether it is or could reasonably be expected to become or lead to a Superior Proposal, in accordance with, and subject to, the terms of the Implementation Deed. MAC is subject to certain exclusivity arrangements under the Implementation Deed. Subject to this regime, MAC Directors will keep MAC Shareholders informed if a Superior Proposal emerges in accordance with its continuous disclosure obligations. 6. Voting intention statements Prior to announcement of the Transaction, MAC received voting intentions statements representing approximately 20.1% of MAC Shares on issue as at 27 May 2025 from OR Royalties, Sprott, Victor Smorgon, Fourth Sail and Bluescape, each confirming that, in the absence of a Superior Proposal, they will attend (either in person, by proxy, power of attorney or as corporate representative) the Court Meeting and will vote or cause to be voted, by proxy, instruction or otherwise, all of the MAC Shares and MAC CDIs (as applicable) held by them at the Scheme Voting Record Time in favour of the Scheme. Each of OR Royalties, Sprott, Victor Smorgon, Fourth Sail and Bluescape are not restricted by their respective voting intention statements from disposing of or otherwise dealing in MAC Shares and MAC CDIs (as applicable) held by them prior to the date of the Court Meeting. Accordingly, there can be no assurance that, at the Scheme Voting Record Time, Fourth Sail, OR Royalties, Sprott, Victor Smorgon and Bluescape will hold the same number of MAC Shares or MAC CDIs that they held on 27 May 2025. Details of the respective interests of Fourth Sail, OR Royalties, Sprott, Victor Smorgon and Bluescape in MAC Shares and MAC CDIs as at 27 May 2025 are set out in section 6.2 of Part VI (Additional Information) of this Document. In addition, as set out in the Announcement, each MAC Director has confirmed that, in the absence of a Superior Proposal, they intend to vote, or cause to be voted, all MAC Shares or MAC CDIs held or controlled by them in favour of the Scheme. 32

Further details of the voting intention statements from OR Royalties, Sprott, Victor Smorgon, Fourth Sail and Bluescape and the voting intentions of the MAC Directors are set out in section 9 of Part II (Explanatory Statement) and section 6 of Part VI (Additional Information) of this Document. 7. MAC Incentive Plans Details of the arrangements proposed to be implemented in relation to the MAC Incentive Plans in connection with the Transaction are set out in section 7 of Part II (Explanatory Statement) of this Document. 8. Current trading and prospects 8.1 MAC For the financial year ending 31 December 2024, MAC reported revenue of US$340.74 million and a net loss for the year of US$81.69 million. Current trading for MAC continues in line with the unaudited trading update of MAC in respect of the quarter ended 30 June 2025, which was released to the ASX and filed with, or furnished to, the SEC on 23 July 2025. 8.2 Harmony Harmony Parent published its operational update for the nine months ended 31 March 2025 on 5 May 2025. For the nine-month period ended 31 March 2025, the Harmony Group produced approximately 1.1 million ounces of gold on an attributable basis and revenue was ZAR 50.9 billion (~US$2.8 billion), reflecting a 20% year-on-year increase. As at 31 March 2025, Harmony Parent’s net cash was ZAR 10.8 billion (~US$592 million). Current trading for Harmony Parent continues in line with the published operational update for the three month period ended 30 June 2025. Further details on Harmony Parent’s current trading and prospects can be found at https://www.harmony.co.za/investors/. 9. Delisting from NYSE and ASX Your attention is drawn to section 13 of Part II (Explanatory Statement) of this Document with regard to: • the delisting of MAC Shares from the NYSE and the termination of the registration of MAC Shares under the U.S. Exchange Act; and • the removal of MAC from the official list of ASX and the termination of quotation of MAC CDIs on the ASX. 10. Taxation Your attention is drawn to section 16 of Part II (Explanatory Statement) of this Document which contains a summary of certain Jersey, U.S. and Australian tax consequences of the implementation of the Transaction. If you are in any doubt as to your tax position, you should consult an appropriately qualified professional tax adviser. 11. Overseas MAC Securityholders Overseas MAC Securityholders should refer to section 17 of Part II (Explanatory Statement) of this Document, which contains important information relevant to them. 12. Action to be taken Your attention is drawn to the “Action to be taken” section on pages 11 to 15 of this Document, which explains the actions you should take in relation to the Transaction and the Scheme. 33

13. Further information Your attention is drawn to the Explanatory Statement set out in Part II (Explanatory Statement) of this Document, the full terms of the Scheme set out in Part IV (The Scheme of Arrangement), the additional information set out in Part VI (Additional Information) and the notices of meetings set out in Part IX (Notice of Court Meeting) and Part X (Notice of General Meeting) of this Document. You should read the whole of this Document and the accompanying Proxy Forms, CDI Voting Instruction Forms and Virtual Meeting Guides and not rely solely on the information contained in this letter or the Explanatory Statement set out in Part II (Explanatory Statement) of this Document. A copy of this Document, the accompanying Proxy Forms, CDI Voting Instruction Forms and Virtual Meeting Guides are and will be available, subject to certain restrictions relating to overseas shareholders in Restricted Jurisdictions, for inspection on MAC’s website at www.maccopperlimited.com and will be filed with, or furnished to, the SEC and the ASX. Yours faithfully, Patrice Merrin Non-Executive Chair MAC Copper Limited 34

PART II EXPLANATORY STATEMENT (In compliance with Article 126 of the Jersey Companies Law) Directors Ms. Patrice Ellen Merrin Mr. Michael (Mick) James McMullen Mr. Rasmus Kristoffer Gerdeman Mr. Charles DeWitt McConnell Mr. Graham Robert van’t Hoff Ms. Leanne Heywood Ms. Anne Louise Templeman-Jones Mr. Mohit Rungta Registered Office MAC Copper Limited 3rd Floor, 44 Esplanade, St Helier Jersey JE4 9WG Incorporated in Jersey With registered number 144625 31 July 2025 To the holders of MAC Shares and MAC CDIs and, for information only, to participants in the MAC Incentive Plans Dear Securityholder, RECOMMENDED ACQUISITION OF MAC BY HARMONY 1. Introduction On 27 May 2025, MAC and Harmony Parent announced that MAC, Harmony and Harmony Parent entered into a binding Implementation Deed pursuant to which Harmony will acquire 100% of the issued and to be issued share capital of MAC, to be effected by means of a members’ scheme of arrangement under Article 125 of the Jersey Companies Law. Your attention is drawn to the letter from the MAC Board set out in Part I (Letter from the Board of Directors of MAC) of this Document, which forms part of this Explanatory Statement. The letter contains, among other things, the unanimous recommendation by the MAC Directors that Scheme Shareholders vote in favour of the Scheme at the Court Meeting, and MAC Shareholders vote in favour of the General Meeting Resolution at the General Meeting, in the absence of a Superior Proposal, and an explanation of the background to and reasons for recommending the Scheme. The terms of the Scheme are set out in full in Part IV (The Scheme of Arrangement) of this Document. 2. Overview of the Transaction 2.1 Summary of the terms of the Transaction Under the terms of the Transaction, which is subject to the satisfaction (or, where applicable, waiver) of the Conditions and to the further terms set out in Part III (Conditions to the Implementation of the Scheme and to the Transaction) of this Document, each Scheme Shareholder (other than CDN) will be entitled to receive: for each Scheme Share held at the Scheme Record Time: US$12.25 in cash MAC CDI Holders will receive the Australian dollar equivalent of the Scheme Consideration in respect of each Scheme Share underlying MAC CDIs held at the Scheme Record Time (converted at the Consideration Exchange Rate). This represents a premium of approximately: • 32.1% to the 30-day VWAP of US$9.28 per MAC Share trading on the NYSE up to and including Friday, 23 May 2025; • 32.8% to the 30-day VWAP of A$14.26 per MAC CDI trading on the ASX up to and including Monday, 26 May 2025; • 28.7% to the 3-month VWAP of US$9.52 per MAC Share trading on the NYSE up to and including Friday, 23 May 2025; • 26.7% to the 3-month VWAP of A$14.94 per MAC CDI trading on the ASX up to and including Monday, 26 May 2025; • 20.7% to the last closing share price of US$10.15 per MAC share trading on the NYSE on Friday, 23 May 2025; and • 22.1% to the last closing share price of A$15.51 per MAC CDI trading on the ASX on Monday, 26 May 2025. 35

The Scheme Consideration implies that MAC’s entire issued and to be issued share capital is valued at approximately US$1.03 billion (A$1.60 billion),5 and represents an enterprise value of approximately US$1.52 billion (A$2.35 billion).6 The Transaction is subject to the Conditions set out in Part III (Conditions to the Implementation of the Scheme and to the Transaction) of this Document, including the approval of Scheme Shareholders at the Court Meeting, the approval of the General Meeting Resolution by MAC Shareholders at the General Meeting and the sanction of the Court at the Court Sanction Hearing. On the Implementation Date, Harmony will acquire all legal and beneficial title to all of the Scheme Shares, fully paid-up, free from all liens, equities, charges, encumbrances and other interests together with all rights existing at the Implementation Date or thereafter attached thereto including, without limitation, the rights to receive and retain all dividends and other distributions (if any) announced, declared, made or paid in respect of the Scheme Shares. 2.2 The Scheme of Arrangement The Scheme is a members’ scheme of arrangement between MAC and the Scheme Shareholders under which Harmony would acquire all of the MAC Shares in exchange for the Scheme Consideration. A scheme of arrangement is a statutory procedure under Article 125 of the Jersey Companies Law that is commonly used in transactions in Jersey that may result in a change of ownership or control of a company. The Scheme must be approved by a majority in number (i.e. more than 50%) of Scheme Shareholders present and voting at the Court Meeting (whether in person, online or by proxy) representing not less than 75% of the voting rights of the MAC Shares cast. The Scheme also requires that MAC Shareholders approve the General Meeting Resolution at the General Meeting and must be sanctioned by the Court at the Court Sanction Hearing. The Scheme will become binding on MAC and the Scheme Shareholders only if the Conditions set out in Part III (Conditions to the Implementation of the Scheme and to the Transaction) of this Document are satisfied or (where applicable) waived. 2.3 MAC Directors’ unanimous recommendation The MAC Directors unanimously recommend that Scheme Shareholders vote in favour of the Scheme at the Court Meeting and MAC Shareholders vote in favour of the General Meeting Resolution at the General Meeting in the absence of a Superior Proposal. Subject to the same qualification, the MAC Directors (who together hold or control 2.44% of the MAC Shares on issue) intend to vote, or cause to be voted, all MAC Shares and MAC CDIs held or controlled by them in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolution at the General Meeting. The MAC Directors may withdraw or change their recommendation in circumstances where MAC receives a Superior Proposal and it has complied with the matching right obligations summarised in section 11.1 in this Part II (Explanatory Statement) of this Document, or the withdrawal or change is required by the Court. The background to and the reasons for the unanimous recommendation of the MAC Directors are set out in Part I (Letter from the Board of Directors of MAC) of this Document, which forms part of this Explanatory Statement. The interests of MAC’s Managing Director and Chief Executive Officer, Michael McMullen, and the other MAC Directors are disclosed in sections 12 and 14 in Part II (Explanatory Statement) of this Document and in section 5 in Part VI (Additional Information) of this Document. Scheme Shareholders and MAC Shareholders (as applicable) should have regard to these interests when considering how to vote at the Court Meeting and the General Meeting. 5. Based on 82,538,809 fully paid ordinary shares plus 339,788 restricted stock units (“RSUs”) plus 517,676 performance based restricted stock units (“PSUs”) (which, in accordance with their terms of issue, will convert at 2.25x) plus 124,432 deferred shared units (“DSUs”). Calculated with reference to the applicable A$:US$ exchange rate of 0.6471 immediately before the announcement of the Transaction on Tuesday, 27 May 2025. 6. Based on an equity value of US$1.03 billion, US$150 million of net debt as at 31 March 2025 plus the fair value of the contingent payments to Glencore of US$94 million plus US$246 million of other debt like items comprising US$11 million warrant liability plus US$174 million copper and silver stream liability plus US$12 million hedging liability plus US$48 million royalty liability with all fair values presented as at 31 December 2024. Calculated with reference to the applicable A$:US$ exchange rate of 0.6471 immediately before the announcement of the Transaction on Tuesday, 27 May 2025. 36

In considering whether to vote in favour of the Scheme and the General Meeting Resolution, the MAC Directors encourage you to: • carefully read this Document; • consider the choices available to you as outlined in section 2.4 in this Part II (Explanatory Statement) of this Document; • have regard to your individual risk profile, portfolio strategy, tax position and financial circumstances; • obtain legal advice from your lawyer on the Scheme and the implications of the Scheme becoming Effective; • obtain financial advice from your broker or financial adviser on the Scheme; and • obtain tax advice on the implications of the Scheme becoming Effective. 2.4 Your choices as a MAC Securityholder As a MAC Securityholder, you have the following options available in relation to your MAC Shares or MAC CDIs (as applicable): (a) Vote in favour of the Scheme at the Court Meeting and the General Meeting Resolution at the General Meeting If you are a Scheme Shareholder, you may vote in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolution at the General Meeting. If you are a MAC CDI Holder, you may direct CDN to vote the MAC Shares underlying your MAC CDIs in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolution at the General Meeting. The MAC Directors unanimously recommend that Scheme Shareholders vote in favour of the Scheme at the Court Meeting and MAC Shareholders vote in favour of the General Meeting Resolution at the General Meeting in the absence of a Superior Proposal. The background to and the reasons for the unanimous recommendation of the MAC Directors are set out in Part I (Letter from the Board of Directors of MAC) of this Document, which forms part of this Explanatory Statement. The interests of MAC’s Managing Director and Chief Executive Officer, Michael McMullen, and the other MAC Directors are disclosed in sections 12 and 14 in Part II (Explanatory Statement) of this Document and in section 5 in Part VI (Additional Information) of this Document. Scheme Shareholders should have regard to these interests when considering how to vote at the Court Meeting and the General Meeting. (b) Vote against of the Scheme at the Court Meeting and the General Meeting Resolution at the General Meeting If you are a Scheme Shareholder or a MAC CDI Holder and, despite the MAC Directors’ unanimous recommendation, you do not support the Scheme: • if you are a Scheme Shareholder, you may choose to vote against the Scheme at the Court Meeting and the General Meeting Resolution at the General Meeting; and • if you are a MAC CDI Holder, you may direct CDN to vote the MAC Shares underlying your MAC CDIs against the Scheme at the Court Meeting and the General Meeting Resolution at the General Meeting. However, if all of the Conditions to the Scheme are satisfied or (where applicable) waived, the Scheme will bind all Scheme Shareholders, your MAC Shares (or the MAC Shares underlying your MAC CDIs) will be transferred to Harmony and you will be entitled to be paid the Scheme Consideration for each MAC Share or MAC CDI you hold at the Scheme Record Time, whether or not you were present at the Court Meeting or the General Meeting and whether or not you voted on, or in favour of or against, the Scheme or the General Meeting Resolution. (c) Sell some or all of your MAC Shares on the NYSE or your MAC CDIs on the ASX You can sell your MAC Shares on the NYSE or your MAC CDIs on the ASX at any time before the cessation of trading of MAC Shares on the NYSE or the cessation of trading of MAC CDIs on the ASX (as applicable). If you do so, you may incur brokerage fees or other costs. If the Scheme becomes Effective, it is anticipated that trading in MAC Shares on the NYSE will cease as promptly as practicable after the Effective Date and MAC CDIs will be suspended from quotation on the ASX from the close of trading on the ASX on the Effective Date. (d) Do nothing If, despite the MAC Directors’ unanimous recommendation, you decide to do nothing, you should note that if all of the Conditions to the Scheme are satisfied or (where applicable) waived, the Scheme will bind all Scheme Shareholders, your MAC Shares (or the MAC Shares underlying your MAC CDIs) will be transferred to Harmony and you will be entitled to be paid the Scheme Consideration for each MAC Share or MAC CDI you hold at the Scheme Record Time, whether or not 37 you were present at the Court Meeting or the General Meeting and whether or not you voted on, or in favour of or against, the Scheme or the General Meeting Resolution. The vote of each Scheme Shareholder and MAC Shareholder is important. If the Scheme is not approved by a majority in number (i.e. more than 50%) of Scheme Shareholders present and voting at the Court Meeting (whether in person, online or by proxy) representing not less than 75% of the voting rights of the MAC Shares cast, and the General Meeting Resolution is not approved by MAC Shareholders at the General Meeting, the Scheme will not be implemented and you will not be entitled to be paid the Scheme Consideration. 2.5 Scheme Consideration Under the terms of the Transaction, Scheme Shareholders (other than CDN) will be entitled to receive US$12.25 in cash in respect of each MAC Share held at the Scheme Record Time. MAC CDI Holders will receive the Australian dollar equivalent of the Scheme Consideration in respect of each Scheme Share underlying MAC CDIs held at the Scheme Record Time (converted at the Consideration Exchange Rate). All MAC CDI Holders will have their Scheme Consideration calculated by reference to the same Consideration Exchange Rate. The Consideration Exchange Rate will include a deduction for any applicable and properly incurred transaction and dealing costs associated with the conversion. The direct cost of conversion to MAC CDI Holders who receive the Scheme Consideration to which they are entitled in Australian dollars is expected to be minimal but amounts payable to such MAC CDI Holders will be subject to the Consideration Exchange Rate actually obtained (which may be a lesser or greater rate of exchange than the official U.S. dollar to Australian dollar exchange rate on the relevant payment date). Details on how Harmony intends to fund the Scheme Consideration are set out in section 5 in this Part II (Explanatory Statement) of this Document. It is important to note that: • Scheme Shareholders (other than CDN) will only be entitled to be paid the Scheme Consideration if they hold MAC Shares at the Scheme Record Time. • MAC CDI Holders will only be entitled to be paid the Scheme Consideration converted at the Consideration Exchange Rate and paid in Australian dollars if they hold MAC CDIs at the Scheme Record Time. Further information on the payment of the Scheme Consideration to Scheme Shareholders and MAC CDI Holders is set out in section 15 of this Part II (Explanatory Statement) of this Document. 2.6 Key steps to implement the Scheme (a) Court Meeting In accordance with an order of the Court made on 30 July 2025, a meeting of MAC Shareholders will be held at 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Friday, 29 August 2025 at 44 Esplanade, St Helier, Jersey JE4 9WG and online via the Virtual Meeting Platform at meetnow.global/M2U6UPT for the purposes of considering and, if thought fit, approving the Scheme. The notice of Court Meeting is set out in Part IX (Notice of Court Meeting) of this Document. Each Scheme Shareholder who is registered on the Share Register at the Scheme Voting Record Time (being 4:00 pm (New York time) on Tuesday, 29 July 2025) will be entitled to attend and vote at the Court Meeting. Instructions on how to attend and vote at the Court Meeting, or to appoint a proxy to attend and vote on your behalf, are set out in the “Action to be taken” section on pages 11 to 15 of this Document and in Part IX (Notice of Court Meeting) of this Document. At the Court Meeting, the Scheme will be considered and must be approved by a majority in number (i.e. more than 50%) of Scheme Shareholders present and voting at the Court Meeting (whether in person, online or by proxy) representing not less than 75% of the voting rights of the MAC Shares cast. (b) General Meeting Immediately following the Court Meeting, a meeting of MAC Shareholders will be held at 1:00 pm (Jersey time) / 8:00 am (New York time) / 10:00 pm (Sydney time) on Friday, 29 August 2025 (or as soon thereafter as the Court Meeting has concluded or been adjourned) at 44 Esplanade, St Helier, Jersey JE4 9WG and online via the Virtual Meeting Platform at meetnow.global/M497YPU for the purposes of considering and, if thought fit, approving the General Meeting Resolution. 38

The notice of General Meeting, which sets out the General Meeting Resolution, is set out in Part X (Notice of General Meeting) of this Document. Each MAC Shareholder who is registered on the Share Register at the Scheme Voting Record Time (being 4:00 pm (New York time) on Tuesday, 29 July 2025) will be entitled to attend and vote at the General Meeting. Instructions on how to attend and vote at the General Meeting, or to appoint a proxy to attend and vote on your behalf, are set out in the “Action to be taken” section on pages 11 to 15 of this Document and in Part X (Notice of General Meeting) of this Document. At the General Meeting, the General Meeting Resolution will be considered and must be approved by not less than two-thirds of the MAC Shares voted at the General Meeting (whether in person, online or by proxy). (c) Court Sanction Hearing At the Court Sanction Hearing, MAC will apply to the Court for orders sanctioning the Scheme, if: • the Scheme is approved by a majority in number (i.e. more than 50%) of Scheme Shareholders present and voting at the Court Meeting (whether in person, online or by proxy) representing not less than 75% of the voting rights of the MAC Shares cast; • the General Meeting Resolution is approved by not less than two-thirds of the MAC Shares voted at the General Meeting (whether in person, online or by proxy); and • all other Conditions to the Scheme are satisfied or (where applicable) waived. A date of 9 October 2025 has been provisionally booked for the Court Sanction Hearing, but that date remains subject to change depending on a number of factors including, but not limited to, the timing for the satisfaction or (where applicable) waiver of the Conditions). If the Court Sanction Hearing date changes, MAC will, as soon as practicable, confirm the revised date of the Court Sanction Hearing by a public announcement filed with, or furnished to, the SEC and released to the ASX and by making such announcement available on MAC’s website at www.maccopperlimited.com. Any MAC Shareholder has a right to appear at the Court Sanction Hearing either in person or through a Jersey advocate. Scheme Shareholders may also submit written statements regarding the scheme for the Court’s consideration, to arrive not less than two Business Days before the date of the Court Sanction Hearing. Such statements can be made either: • by email sent to MACScheme@ogier.com; or • in writing, addressed to MAC Scheme Correspondence, c/o Ogier (Jersey) LLP, 3rd Floor, 44 Esplanade, St Helier, Jersey, JE4 9WG. (d) Effective Date If, at the Court Sanction Hearing, the Court makes an order under Article 125(2) of the Jersey Companies Law sanctioning the Scheme, MAC will deliver the Court Order to the Registrar of Companies for registration, upon which the Scheme will become Effective. This means that the Scheme will be binding on MAC and each Scheme Shareholder, and Harmony will be bound to pay the Scheme Consideration in accordance with the Scheme. It is anticipated that the Effective Date will be the day following the Court Sanction Hearing. On the Effective Date, MAC will notify the NYSE and the ASX that the Scheme has become Effective. It is anticipated that trading in MAC Shares on the NYSE will cease from the close of trading on the NYSE on the Effective Date and MAC CDIs will be suspended from quotation on the ASX from the close of trading on the ASX on the Effective Date. (e) Scheme Record Time Under the terms of the Transaction: • Scheme Shareholders (other than CDN) will be entitled to receive US$12.25 in cash in respect of each MAC Share held at the Scheme Record Time; and • MAC CDI Holders will be entitled to receive the Australian dollar equivalent of the Scheme Consideration in respect of each Scheme Share underlying MAC CDIs held at the Scheme Record Time (converted at the Consideration Exchange Rate). In accordance with the terms of the Implementation Deed, the Scheme Record Time will be 5:00 pm (New York time) on the fifth Business Day after the Effective Date for Scheme Shareholders and 7:00 pm (Sydney time) on the fifth Business Day after the Effective Date for MAC CDI Holders. 39

To determine each MAC Securityholder’s entitlements to the Scheme Consideration, dealings in MAC Shares and MAC CDIs will only be recognised if: • in the case of dealings in MAC Shares, the transferee is registered in the Share Register as the holder of the relevant MAC Shares at the Scheme Record Time or registrable transfers or transmission applications in respect of those dealings, or valid requests in respect of other alterations, are received at or before the Scheme Record Time by the Share Registry and are, in the opinion of the Share Registry, in a form capable of registration (in which case MAC must register such transfers or transmission applications at or before the Scheme Record Time); and • in the case of dealings in MAC CDIs, the transferee is registered in the CHESS sub-register as holder of the relevant MAC CDIs at the Scheme Record Time or registrable transfers or transmission applications in respect of those dealings, or valid requests in respect of other alterations, are received at or before the Scheme Record Time by the CDI Registry (in which case MAC must register such transfers or transmission applications at or before the Scheme Record Time). MAC will not accept for registration or recognise (other than the transfer to Harmony pursuant to the Scheme) any transfer or transmission applications regarding MAC Shares or MAC CDIs that are received after the Scheme Record Time, or that are received on or before such time but are not in a registrable or actionable form. (f) Scheme Shareholders appoint Harmony as attorney Under the Scheme, each Scheme Shareholder is taken, with effect from the Effective Date, to have: • irrevocably appointed Harmony as its attorney and agent to exercise (in place of and to the exclusion of the relevant Scheme Shareholder) any voting rights attached to the Scheme Shares and any or all rights and privileges attaching to the Scheme Shares, to sign any consent to short notice of a general or separate class meeting and, on their behalf, execute a Proxy Form in respect of such Scheme Shares appointing any person nominated by Harmony to attend general and separate class meetings of MAC; and • authorised MAC to send to Harmony any notice, circular, warrant or other document or communication which may be required to be sent to them as a member of MAC such that, on and from the Effective Date, no Scheme Shareholder shall be entitled to exercise any voting rights attached to the Scheme Shares or any other rights or privileges attaching to the Scheme Shares. (g) Payment of Scheme Consideration Harmony’s obligation to pay the Scheme Consideration will be satisfied by it depositing (or procuring the deposit), in cleared funds, an amount equal to the Aggregate Scheme Consideration into the Trust Account before 12:00pm (Jersey time) on the Business Day immediately before the Implementation Date. This amount will be held by MAC on trust for the Scheme Shareholders and MAC CDI Holders (in their respective proportions) for the purposes of paying the Scheme Consideration to them. The Scheme Consideration will be paid to each Scheme Shareholder (other than CDN) in U.S. dollars. MAC CDI Holders will receive the Australian dollar equivalent of the Scheme Consideration in respect of each Scheme Share underlying MAC CDIs held at the Scheme Record Time (converted at the Consideration Exchange Rate). All cash payments shall be made payable to the Scheme Shareholder (other than CDN) or MAC CDI Holder concerned or, in the case of joint holders, to that joint holder whose name stands first in the Share Register or CDI Register in respect of such joint holding at the Scheme Record Time (except in the case of payment made via cheque, which will be made out in the name of all joint holders). The Scheme Consideration will be paid to each Scheme Shareholder (excluding CDN) and MAC CDI Holder entitled to receive the Scheme Consideration pursuant to the Scheme in the ordinary course and in accordance with any valid existing payment instructions held by the Share Registry and CDI Registry (as applicable) at the Scheme Record Time. Accordingly, such payments will be made as follows: • payments to Scheme Shareholders who hold their MAC Shares through DTC will be made in U.S. dollars in accordance with the individual arrangements between the Scheme Shareholders and their respective brokers, banks, trustees, custodians or other nominees; • payments to Scheme Shareholders will otherwise be made as follows: — if a Scheme Shareholder has, before the Scheme Record Time, provided the Share Registry with wire instructions in accordance with the requirements of the Share Registry, paying, or procuring the payment of, the relevant amount in U.S. dollars, by electronic means in accordance with that instruction; or — dispatching, or procuring the dispatch of, a cheque drawn on a U.S. bank in U.S. dollars for the relevant amount to the Scheme Shareholder by prepaid ordinary post to their registered address, such cheque being drawn in the name of the Scheme Shareholder; and 40

• payments to MAC CDI Holders will be made as follows: — if a MAC CDI Holder has, before the Scheme Record Time, made a valid election in accordance with the requirements of the CDI Registry to receive dividend payments from MAC by electronic funds transfer to a bank account nominated by the MAC CDI Holder, by paying, or procuring the payment of, the relevant amount in Australian dollars by electronic means in accordance with that election; or — by dispatching, or procuring the dispatch of, a cheque drawn on an Australian bank in Australian Dollars for the relevant amount to the MAC CDI Holder by prepaid ordinary post to their registered address, such cheque being drawn in the name of the MAC CDI Holder. Harmony will not seek or require payment of any unclaimed Scheme Consideration prior to the first business day after the twelfth anniversary of the Effective Date except with the permission of the Court. Following the expiration of this, Harmony shall be entitled to require that any unclaimed Scheme Consideration be repaid to it on written request to MAC. Further details concerning the payment of the Scheme Consideration to Scheme Shareholders (other than CDN) and MAC CDI Holders is set out in section 15 of Part II (Explanatory Statement) of this Document. (h) Implementation Date If the Scheme becomes Effective, it is anticipated that: • before 12:00pm (Jersey time) on the Business Day immediately before the Implementation Date, Harmony will deposit (or procure the deposit of), in cleared funds, an amount equal to the Scheme Consideration multiplied by the number of Scheme Shares into the Trust Account; • from the Implementation Date, MAC will begin the payment process (or procure the payment of) the Scheme Consideration, as set out in the “Expected Timetable of Principal Events” of this Document, to each Scheme Shareholder (other than CDN) and MAC CDI Holder in respect of: — each MAC Share held at the Scheme Record Time; and — each MAC CDI held at the Scheme Record Time; and • on the Implementation Date, all Scheme Shares will be transferred to Harmony. In accordance with the terms of the Implementation Deed, the Implementation Date will be on the tenth Business Day after the Effective Date. (i) Delisting of MAC from the NYSE and the ASX It is anticipated that: • MAC Shares will be delisted from the NYSE and the registration of MAC Shares under the U.S. Exchange Act will be terminated as promptly as practicable after the Effective Date; • trading in MAC CDIs on the ASX will be suspended from the close of trading on the ASX on the Effective Date; and • as soon as practicable after the Effective Date, MAC will apply to be removed from the official list of ASX, and have quotation of MAC CDIs on the ASX terminated, by the close of trading on the trading day immediately following the Implementation Date or such other date after the Implementation Date as agreed in writing by MAC and Harmony. 3. Information on MAC 3.1 Overview of MAC (a) Overview MAC is a private limited company incorporated under the laws of Jersey, Channel Islands that is listed on the NYSE and the ASX and is focused on the acquisition and operation of mining assets in high quality, stable jurisdictions that are critical to the electrification and decarbonisation of the global economy. MAC’s core asset is its 100%-owned CSA Copper Mine. MAC acquired the CSA Copper Mine, which is located near Cobar, New South Wales, Australia, from Glencore in June 2023. In the near-to medium term, MAC’s strategy is to continue to evaluate external growth opportunities to acquire and invest in mining and exploration properties and companies which are consistent with MAC’s strategic goals and meet its non-exclusive criteria and guidelines for such opportunities. 41

MAC’s predecessor entity, Metals Acquisition Corp, was a blank cheque company incorporated as a Cayman Island exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganisation or similar business combination with one or more businesses or entities. Metals Acquisition Corp was listed on the NYSE as a “special purpose acquisition company” on 28 July 2021. On 17 March 2022, Metals Acquisition Corp agreed to purchase CMPL, being a wholly owned Subsidiary of Glencore and the owner of the CSA Copper Mine. In connection with the completion of this transaction, Metals Acquisition Corp undertook a re-domiciliation and was merged with and into MAC with effect from 14 June 2023, with MAC continuing as the surviving company and CMPL becoming an indirect Subsidiary of MAC. (b) Corporate Structure The following diagram depicts MAC’s corporate structure. The CSA Copper Mine is owned and operated by CMPL. MAC Copper Limited ARBN 671 963 198 (MAC) Cobar Management Pty. Limited ACN 083 171 546 (CMPL) Metals Acquisition Corp. (Australia) Pty Ltd ACN 657 799 758 Other MAC Subsidiaries MAC AU 1, MAC AU 2, MAC AU 3, MAC AU 4 100% 100% CSA Jersey Limited Registration Number 160863 (CSA Jersey) 3.2 CSA Copper Mine (a) Overview A snapshot of the CSA Copper Mine is provided in the following table. Snapshot of CSA Copper Mine Location New South Wales Ownership 100% Commodities Copper, Silver Status Producing Commercial production Commenced in 1967 Mine life 12 years based on current Mineral Reserves / Ore Reserves (31 December 2024) Mining method Underground Processing Conventional grinding, flotation, filtration circuits Products Copper concentrates, with silver by-product Concentrates are sold under a life-of-mine Offtake Agreement to Glencore International AG 42

(b) Location

The CSA Copper Mine is located 600 kilometres west-northwest of Sydney and 11 kilometres north of the town of Cobar in western New South Wales, Australia.

Access to the CSA Copper Mine is via a main sealed access road to the Cobar-Louth Road. The town of Cobar is serviced by a sealed airstrip, with commercial flights to and from Sydney and is linked by rail to the ports of Newcastle and Port Kembla in New South Wales.

(c) Key operating and financial metrics

Set out in the following table is a summary of key operating and financial metrics for the CSA Copper Mine for the years ended 31 December 2021, 2022, 2023 and 2024.

	Unit	2021[1]	2022[1]	2023[2]	2024[2]
Operating Information[3]					
Ore Mined	kt	1,066	1,031	1,048	1,052
Ore Milled	kt	1,062	1,033	1,062	1,073
Grade Milled	%	3.70	3.68	3.48	3.93
Recovery	%	97.80	98.00	97.75	97.65
Metal Production[4]					
Copper	kt	40.5	37.3	36.2	41.1
Silver	koz	459.3	445.8	429.3	462.6
C1 Costs[5,6]	US$'million	213.2	227	203.5	174.2
C1 Costs[5,6]	US$/pb	2.44	2.76	2.55	1.92
Capital Expenditure					
Sustaining	US$'million	43.1	58.2	56.6	54.0

Notes:

1. Historical financial information for the years ended 31 December 2021 and 2022 is derived from the Pro Forma Historical Financial Information included in section 4 of the replacement prospectus issued by MAC dated 26 January 2024.
2. Financial information for the years ended 31 December 2023 and 2024 is derived from MAC's Annual Financial Statements for the years ended 31 December 2023 and 2024.
3. Historical results for the years ended 31 December 2021 and 2022 are for the period prior to the acquisition of the CSA Copper Mine by MAC.
4. Production is cited on a contained metal-in-concentrate basis.
5. C1 Costs include mining costs, processing costs, maintenance costs, site general and administrative costs, realisation costs (including shipping and logistics costs), and treatment and refining charges, adjusted for stockpile movements and net of by-product credits. C1 Costs are cited in U.S. dollar million (US$'million) terms and US$ per pound of copper produced.
6. C1 Costs are non-IFRS Financial Information. Historical C1 costs for the CSA Copper Mine prior to the acquisition by MAC include the costs of the previous offtake agreement that was terminated on closing of the acquisition by MAC in June 2023.

(d) Production

Recent ore mined at the CSA Copper Mine for 2024 was 1.05Mtpa with ore grade processed at 3.9% Cu.

Over the last two years, labour restrictions and turnover, poor ventilation in the lower levels of the mine and low equipment utilisation rates have all impacted performance. The improvements to mine ventilation and cooling, underground truck and loader replacements and a renewed focus on geotechnically-driven mine sequencing and productivity improvements could allow for some expansion of the annual ore production rates, while potentially maintaining head grades. For the remainder of the Mineral Reserve / Ore Reserve life, MAC is targeting annual production rates ramping back up to around 1.4 Mtpa.

(e) Mining and processing

The CSA Copper Mine is accessed by two hoisting shafts and a decline from the surface to the base of the mine. Ore is produced principally from two steeply dipping underground mineralised systems from depths currently between 1,500 to 1,800 meters below the surface. Ore undergoes primary crushing underground before being hoisted to the surface, milled and processed through the CSA Copper Mine concentrator.

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The primary mining method employed at the CSA Copper Mine is mechanised long-hole open stoping with backfill, whilst a modified Avoca stoping method has been used successfully in the narrower lenses. The backfill method used at CSA Copper Mine is a cemented paste fill, which is produced at surface in a backfill plant by combining low moisture slurry cake from mill tailings, binders and water, before being pumped underground through pipelines. The CSA Copper Mine’s processing plant is a conventional base metals processing plant that uses a crush-grind-flotation processing with SAG (semi-autogenous grinding) mills. MAC made several enhancements to the processing plant to increase throughput, recoveries, and operational reliability. Improvements included the replacement of the plants first SAG mill and refurbishments to the plant’s flotation cells. The processing plant’s two mills were removed and replaced with new Metso mills with 1.6kW motors in 2022 and 2023. However, mill throughput is still likely to be constrained by the ability of the mining operation to increase the mined ore tonnage. The plant utilisation is relatively low. However, ore delivery from underground has been inconsistent, and the low plant utilisation is typically related to delays in underground ore delivery. A program of ongoing refurbishment of the flotation cells is also underway to address the identified issues with the flotation circuit. Reagent supply is steady, air delivery is good, and the process control system is performing satisfactorily. (f) Employees The CSA Copper Mine operates with a workforce of mostly residential or “drive in drive out” workers sourced from the surrounding district. The majority of the workforce is accommodated in Cobar. No workforce accommodation is provided at the mine site itself, however, the Company owns and leases various properties in Cobar. The typical staffing levels are approximately 506 permanent employees with a workforce of contractors that are used for larger construction and maintenance projects. The CSA Copper Mine has a portion of its workforce who are members of the Australian Workers Union. As of 31 December 2024, MAC employed approximately 490 individuals, all of whom work at the CSA Copper Mine. Employee rights and entitlements are governed, in addition to the general employment law framework of Australia and New South Wales, by the Cobar Management Pty Ltd Operations Enterprise Agreement 2024 which provides for various leave, salary, overtime and related conditions. (g) The Merrin Mine MAC has identified significant mineralisation in the upper parts of the CSA Copper Mine (above the 900 metres below surface level) that has previously been referred to as a series of deposits and levels. In order to identify this as a separate operation, the Company calls all mineralisation above the 900m below surface level “The Merrin Mine” in honour of its highly regarded Chair, Ms. Patrice Merrin. MAC has reported an Inferred Mineral Resource estimate for a portion of the known zinc mineralisation in this area (refer to section 3.3 of Part II (Explanatory Statement) of this Document). MAC has signed a zinc ore tolling agreement with Polymetals who recently acquired the Endeavour silver zinc mine in the Cobar region. With concentrate production having recently commenced at Endeavour, Polymetals provides a processing solution for this zinc mineralisation in the Merrin Mine and MAC is working towards being in a position to commence zinc mining by the fourth quarter of 2025. In addition, MAC has also executed a water supply agreement with Polymetals that provides sufficient water to mill approximately 1.7Mtpa through the CSA Copper Mine mill. MAC expects copper delivery of ore from the Merrin Mine to commence in the fourth quarter of 2025, with mining of the substantial copper mineralisation in the Merrin Mine having the potential to be used to fill the processing plant at the CSA Copper Mine. Production from the Merrin Mine will be accessed through the existing decline and potentially an additional shallow decline and using ventilation independent of the bottom of the mine. This is effectively a new mine 1.6km away from the current production source and will materially de-risk the operation with separate access, haulage and ventilation systems. (h) Mineral concentrate sales The CSA Copper Mine produces copper and silver bearing mineral concentrates for sale. MAC has a life-of-mine Offtake Agreement with Glencore International AG, pursuant to which MAC is committed to selling, and Glencore International AG is committed to buying, all copper concentrate produced or derived from: • material and minerals extracted from the CSA Copper Mine and related exploration licenses; • the operations conducted at the CSA Copper Mine and on related exploration licenses; and 44

- minerals or concentrates which are inputted to, and/or processed through, the copper concentrator and associated facilities located at the CSA Copper Mine.

MAC also entered into:

- the Silver Stream, pursuant to which OR Royalties paid a US$75 million upfront cash deposit on account of future deliveries of refined silver by the Company to OR Royalties referenced to silver production from the CSA Copper Mine; and
- the Copper Stream, pursuant to which OR Royalties paid a US$75 million upfront cash deposit on account of future deliveries of refined copper by the Company to OR Royalties referenced to copper production from the CSA Copper Mine.

The Scheme is conditional on (among other things) MAC, Harmony and/or Harmony Parent entering into restructuring deeds or amendment and restatement documents with OR Royalties in relation to the Silver Stream and the Copper Stream. MAC and Harmony have agreed that the Consents Condition will be taken to be satisfied when:

- each of the Restructuring Documents has been fully executed; and
- certain specified conditions in the Streams Restructure Deed have been satisfied or waived.

Following the execution of the Restructuring Documents, all that is required to satisfy the Consents Condition is for the specified conditions precedent to the Streams Restructure Deed to be satisfied or waived. These conditions include:

- the delivery of customary certificates, legal opinions and other documents to OR Royalties;
- no event of default or trigger event occurring under the Silver Stream or Copper Stream before the date that is two Business Days before the Court Sanction Hearing; and
- the form of the deed of release in respect of the Senior Debt being agreed by all parties to that deed, Harmony and OR Royalties.

Further information regarding the Silver Stream and the Copper Stream is included in section 3.5 of Part II (*Explanatory Statement*) of this Document.

3.3 Resources and Reserves

(a) Overview

MAC is subject to the reporting requirements of both the U.S. Exchange Act and Chapter 5 of the ASX Listing Rules. As a result, it separately reports its Mineral Resources and Mineral Reserves in accordance with Subpart 1300 of Regulation S-K and its Mineral Resources and Ore Reserves in accordance with the JORC Code. Both sets of reporting standards have similar goals in terms of conveying an appropriate level of consistency and confidence in the disclosures being reported, but the standards embody slightly different approaches and definitions.

Further information in relation to MAC's Mineral Resources and Mineral Reserves / Ore Reserves estimates is set out in section 11 of Part VI (*Additional Information*) of this Document.

(b) Disclosure in accordance with the JORC Code

Set out in the following table is a summary of MAC's Mineral Resources and Ore Reserves estimates for the CSA Copper Mine as at 31 December 2024.[7]

CSA Copper Mine Mineral Resources

CSA Copper Mine	Tonnes (Mt)	Cu grade (%)	Cu metal (kt)	Ag grade (g/t)	Ag metal (Moz)
Measured	11.0	4.9	539	18.8	6.6
Indicated	6.3	4.7	293	16.2	3.3
Measured and Indicated	17.3	4.8	832	17.9	9.9
Inferred	3.0	5.9	178	22.1	2.1
Total	**20.3**	**5.0**	**1,011**	**18.5**	**12.0**

7. Refer to ASX release by MAC entitled "MAC Copper Limited Announces 2024 Resource and Reserve Statement and Production Guidance" dated 24 February 2025.

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CSA Copper Mine Zinc Mineral Resources

System	Tonnes (Mt)	Zn grade (%)	Zn metal (kt)	Ag grade (g/t)	Ag metal (Moz)
Eastern 2L – 6L					
Inferred	2.4	7.3	173.6	23.0	1.8
Total	**2.4**	**7.3**	**173.6**	**23.0**	**1.8**

CSA Copper Mine Ore Reserves

CSA Copper Mine	Ore (Mt)	Cu grade (%)	Cu metal (kt)	Ag grade (g/t)	Ag metal (Moz)
Proved	11.4	3.4	391	13.4	4.9
Probable	4.5	3.4	154	12.9	1.9
Proved and Probable	**15.9**	**3.4**	**545**	**13.3**	**6.8**

Refer to section 11.2 of Part VI (*Additional Information*) of this Document for further information in relation to MAC's Mineral Resources and Ore Reserves estimates.

(c) Disclosure in accordance with Subpart 1300 of Regulation S-K

Set out in the following table is a summary of MAC's Mineral Resources and Mineral Reserves estimates for the CSA Copper Mine as at 31 December 2024.[8]

CSA Copper Mine Mineral Resources

CSA Copper Mine	Tonnes (Mt)	Cu grade (%)	Cu metal (kt)	Ag grade (g/t)	Ag metal (Moz)
Measured	3.2	5.5	176	20	2.1
Indicated	2.4	4.6	110	12	0.9
Measured and Indicated	5.6	5.1	285	17	3.0
Inferred	3.0	5.9	178	22	2.1
Total	**8.6**	**5.4**	**464**	**19**	**5.1**

CSA Copper Mine Zinc Mineral Resources

System	Tonnes (Mt)	Zn grade (%)	Zn metal (kt)	Ag grade (g/t)	Ag metal (Moz)
Eastern 2L – 6L					
Inferred	2.4	7.3	173.6	23.0	1.8
Total	**2.4**	**7.3**	**173.6**	**23.0**	**1.8**

CSA Copper Mine Mineral Reserves

CSA Copper Mine	Ore (Mt)	Cu grade (%)	Cu metal (kt)	Ag grade (g/t)	Ag metal (Moz)
Proven	11.4	3.4	391	13.4	4.9
Probable	4.5	3.4	154	12.9	1.9
Proven and Probable	**15.9**	**3.4**	**545**	**13.3**	**6.8**

Refer to section 11.3 of Part VI (*Additional Information*) of this Document for further information in relation to MAC's Mineral Resources and Mineral Reserves estimates.

8. Refer to press release by MAC entitled "MAC Copper Limited Announces 2024 Resource and Reserve Statement and Production Guidance" dated 24 February 2025 and released to the SEC on Form 6-K.

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3.4 MAC Board and senior management As at the date of this Document, the MAC Board and a summary of their relevant background, skills and experience is set out in the following table. Name Skills and experience Patrice Merrin Non-executive Chair Independent Patrice Merrin is a corporate director with broad experience in the resource sector, heavy industry and capital markets. She was appointed Board Chair of MAC (formerly Metals Acquisition Corp) in September 2023 and chairs the Nominating and Governance Committee; she had served as Board Chair of Metals Acquisition Corp from inception to August 2022. From June 2014 to May 2023, Ms. Merrin served as an independent non-executive director of Glencore plc, a global commodity trading and mining company based in Switzerland. In June 2023, she was elected an independent non-Executive Director of Capricorn Energy Plc, U.K.. In June 2019, Ms. Merrin was appointed Chair of the Board of Detour Gold, a role which concluded with the acquisition of Detour Gold by Kirkland Lake Gold in January 2020, a transaction valued at C$4.9 billion. Ms. Merrin is a frequent speaker and independent voice on industry and governance matters, and has been a nominee on multiple activist files. Her executive roles in the resource sector have included President, CEO and Director of Luscar Ltd., Canada’s largest thermal coal producer, from 2004-2006, then owned equally by Sherritt International Corporation and Ontario Teachers’ Pension Plan Board, prior to which she had been EVP and COO of Sherritt International, a Canadian diversified miner where she worked from 1994 to 2004. From 2009 to 2014, Ms. Merrin was a director of Climate Change and Emissions Management Corporation, created to support Alberta’s initiatives on climate change and the reduction of emissions. She was a member of the National Advisory Panel on Sustainable Energy Science & Technology and Canada’s National Round Table on the Environment and the Economy. She is a member of Women In Mining and in 2016 was cited as one of the 100 Global Inspirational Women in Mining. Ms. Merrin served on the board of Perimeter Institute for Theoretical Physics and is a former co-chair of Perimeter’s Emmy Noether Circle, promoting women in physics. She holds a Bachelor of Arts degree from Queen’s University and completed the Advanced Management Programme at INSEAD. Rasmus Gerdeman Non-executive Director Independent Rasmus Kristoffer Gerdeman (Director, Audit Chair) is the CEO of REEcycle Holding Inc a private rare earth recycling company. He is also a senior advisor at FTI Consulting where he brings more than 20 years of experience in capital markets and corporate advisory with a particular focus on the Natural Resources and Industrial Sectors. His expertise includes IPOs, strategic investor relations advisory, capital allocation strategies, working capital improvement analyses, mergers and acquisitions, activist defense, restructuring activities, and management transitions. Previously Mr. Gerdeman was a Managing Director at Ankura Consulting in the Office of the CFO. Prior to his role at Ankura, Mr. Gerdeman was a Senior Advisor with FTI Consulting from October 2019 to July 2021. He also served as Chief Strategy and Investor Relations Officer for Livent Corporation a $2.4 bn market cap NYSE listed lithium producer from May 2018 to June 2019, during the company’s IPO and separation from FMC Corporation. Before his role at Livent Corporation, Mr. Gerdeman was a Managing Director at FTI Consulting in the Strategic Communications and Corporate Finance segments. Mr. Gerdeman first joined FTI Consulting in 2013, after having spent more than 12 years as a buyside analyst at leading U.S. investment firms. He was twice awarded Institutional Investor Magazine’s prestigious “Best of the Buy-Side”; for his unparalleled understanding of the industries that he covered. Mr. Gerdeman has served as a senior member of the research and investment teams at Neuberger Berman, Northern Trust Global Investors, and Zweig-Dimenna & Associates. He is also a guest lecturer and mentor to Cornell University MBA Cayuga Fund students focusing on basic materials and natural resources. Mr. Gerdeman holds a Bachelor of Science in finance from North Park University in Chicago, and a Master of Business Administration from S.C Johnson Graduate School of Management at Cornell University and Queen’s School of Business at Queen’s University in Kingston, Ontario. 47

Name Skills and experience Leanne Heywood Non-executive Director Independent Leanne Heywood is an experienced non-executive director, audit and risk committee, and people and remuneration committee chair with broad general management experience gained through an international career in the mining sector, including 10 years with Rio Tinto Copper Group. Her experience includes strategic marketing, business finance and compliance and she has led organisational restructures, mergers, acquisitions and disposal at both the executive and board level. Additionally, she has significant experience in complex, cross-cultural negotiations and stakeholder relationship management (including government and investment partners) and leadership expertise in China, Japan, Mongolia, Singapore, and South America. In addition to MAC, Ms. Heywood currently serves as a non-executive director, and is responsible for a diverse range of committee chairs, and committee memberships for Deterra Royalties (ASX: DRR), who are responsible for the management and growth of a portfolio of royalty assets across a range of commodities, Lotus Resources Limited (ASX: LOT), a minerals exploration and development company, and Snowy Hydro Limited, an integrated energy company supporting the transition to renewables. Ms. Heywood previously served as a non-executive director and Chair of the Audit Committee at Arcadium Lithium, prior to its acquisition by Rio Tinto. Ms. Heywood received the 2021 Medal of the Order of Australia and was named the 2019 NSW Business Women of the Year. She holds a Bachelor of Business (Accounting) An Executive MBA (Melbourne Business School) and is a member of the Australian Institute of Company Directors (GAICD) and CPA Australia (FCPA). Graham van’t Hoff Non-executive Director Independent Nominee of Bluescape Graham van’t Hoff is a global business executive with a successful track record of scaling business and driving growth through restructurings, technology integration and project management discipline. Mr. van’t Hoff finished his 35-year career with Royal Dutch Shell PLC (NYSE: SHEL) as the Executive Vice President of Global Chemicals where he was responsible for the company’s $25bn global chemicals business. In the past he held such positions as Chairman of CNOOC & Shell Petrochemicals Co., Ltd., Chief Executive Officer of Shell Chemicals LP, Chief Information Officer of Shell Chemicals U.K. Ltd. General Manager for Shell Chemicals Europe BV and Director-Information Technology Strategy at Shell International BV (which are all subsidiaries of Shell Plc), European Marketing Manager at Chemical Solvents, Inc. and founder member of Alliance To End Plastic Waste. He currently serves on the boards of 5E Advanced Materials, Inc. and Verde Clean Fuels, Inc. Mr. Van’t Hoff received a graduate degree and an undergraduate degree from the University of Oxford and a graduate degree with distinction from Alliance Manchester Business School. 48

Name Skills and experience Charles McConnell Non-executive Director Independent The Honorable Charles D. McConnell is a global executive and technology Subject Matter Expert (SME) within energy and power, petrochemicals technology, and the investment-business development marketplace who has led the growth of multimillion-dollar businesses and new business units. Mr. McConnell has expertise in operations, sales, business, marketing, domestic/global management, and managing senior-level technology teams. Mr. McConnell is experienced in both domestic and international markets and was posted in Singapore for business in China, India, Indonesia, Korea, and Malaysia. Mr. McConnell has received worldwide recognition in his development of and advocacy for climate change and carbon policies, e.g., Carbon Capture Utilisation and Storage (CCUS), 45Q CCUS, and Enhanced Oil Recovery (EOR) policy as well as advanced carbon management in methane conversion and chemicals production. Mr. McConnell currently serves as Executive Director of Carbon Management and Energy Sustainability at the University of Houston since November 2018. A 40-year veteran of the energy industry, Mr. McConnell joined the Rice University Energy and Environmental Initiative in August 2013 after serving two years as the Assistant Secretary of Energy at the U.S. Department of Energy from 2011 to 2013. At DOE, Mr. McConnell was responsible for the strategic policy leadership, budgets, project management, and research and development of the department’s coal, oil and gas, and advanced technologies programs, as well as for the operations and management of the U.S. Strategic Petroleum Reserve and the National Energy Technologies Laboratories. Prior to joining DOE in 2011, Mr. McConnell served as Vice President of Carbon Management at Battelle Energy Technology in Columbus, Ohio and also spent 31 years with Praxair, Inc. now Linde. Mr. McConnell is a global manager who guides multiple business units through change while communicating with diverse stakeholders, external clients, and investors to create sustainable and profitable growth. He captures new opportunities by assessing market trends, building, motivating and educating high-performing teams, and evaluating technology and business portfolio options. Mr. McConnell revitalises operations and business models for the energy transition marketplace by leveraging strong strategic planning, tactical client execution, and relationship-building collaboration for growth in energy markets challenged by a lower carbon future. Mr. McConnell is also a technology Subject Matter Expert (SME) within energy and power, petrochemicals technology, and the investment-business development marketplace. He has been selected to testify in front of U.S. Senate and House subcommittees on science, climate, technologies and policy. Mr. McConnell has been selected for leadership roles on the Board of the Energy and Environment Foundation North Dakota, the EPA Science Advisory Board, The Texas Carbon Neutral Coalition, Gasification Technologies Council and the Clean Carbon Technology Foundation of Texas. Mr. McConnell holds a bachelor’s degree in chemical engineering from Carnegie-Mellon University (1977) and an MBA in finance from Cleveland State University (1984). 49

Name Skills and experience Michael McMullen Director & CEO Michael (Mick) James McMullen brings more than 30 years of senior leadership experience in the exploration, financing, development, and operations of mining companies globally. Prior to founding the Company, Mr. McMullen most recently served as the CEO and President at Detour Gold Corporation (“Detour”), a 600,000 ounce per annum gold producer in Canada from May 2019 to January 2020. During his tenure, Mr. McMullen took the market capitalisation from C$2.1 billion to C$4.9 billion over 7 months (date of deal announcement), which represented an internal rate of return of 208%, leading to the acquisition by Kirkland Lake Gold Ltd. in 2020. Through his strong technical background and commercial acumen, Mr. McMullen established and led a team that reduced all-in-sustaining costs (“AISC”, a mining metric that estimates all direct and recurring costs required to mine a unit of ore) by approximately US$250/oz over that period in a business that had historically been viewed as an underperforming asset. Mr. McMullen also improved safety performance and repaired relations with its First Nations partners, enabling a large increase in operations to be permitted, which was fundamental to the increase in market value of the company. Prior to Detour, Mr. McMullen served as CEO at Stillwater Mining Company (“Stillwater”) from December 2013 to May 2017 and as Technical Advisor from May 2017 to December 2018, where he was instrumental to the increase in market capitalisation from US$1.3 billion to US$2.2 billion against a 10% fall in platinum group metals (“PGM”) prices over the same time. Mr. McMullen also served as a Nonexecutive Director at Stillwater from May 2013 to December2013. Stillwater was sold to Sibanye Gold Ltd. (“Sibanye”) in April 2017 in an all-cash deal valued at US$2.7 billion, which represented an internal rate of return of 16% during his 41-month tenure. During his time as CEO at Stillwater, the company reduced AISC by approximately US$300/oz, increased production to approximately 600,000 ounces per annum of PGM’s, developed a new mine, and built its PGM recycling business to be the largest in the world. The Stillwater business had been operating for 27 years prior to Mr. McMullen’s arrival as CEO and was viewed as a difficult operation with poor labour relations and safety track record. Leading up to its eventual sale, the company favourably renegotiated its labour agreements and reduced by half its safety incidence rate to be best-in-class in U.S. underground mining. Mr. McMullen’s time before Stillwater involved the identification, acquisition, development, and operation of a variety of mining assets across North and South America, Europe, Australia and Africa. These ranged from gold to base metals and bulk commodities. In addition, he has provided technical and financial advisory services to many of the larger PE funds, activist funds, and banks providing mining finance. Mr. McMullen has a strong technical background and track record of identifying undervalued opportunities in the mining space, assuming a management position, optimising the assets, and ultimately realising shareholder value, ranging from exploration assets (one of two founders at GT Gold Corporation (“GT Gold”), which sold to Newmont Mining Corporation for C$393 million) to large integrated downstream and upstream businesses like Stillwater. Mr. McMullen is a qualified Geologist and received his B.Sc. from Newcastle University in 1992. Mohit Rungta Non-executive Director Nominee of Glencore Mohit Rungta has been with the Glencore group since 2016 and currently leads Business Development for the company’s Copper department. His tenure has seen him play a pivotal role in numerous copper mergers, acquisitions, and divestitures, including the sale of the Cobar mine and the acquisition of MARA Project. Mr. Rungta started his career in Glencore’s Copper Marketing department. He subsequently moved to Mopani, Glencore’s Copper asset in Zambia, where he was responsible for the Commercial Operations of the asset. Following the sale of Mopani, Mr. Rungta returned to Glencore’s head office in Switzerland and joined the Business Development team. Mr. Rungta is committed to developing the copper portfolio sustainably and profitably by integrating strategic foresight, leadership, and effective collaboration. Mr. Rungta holds a B.Com (Hons) from the University of Delhi and an MSc in Finance from the London School of Economics. 50

Name Skills and experience Anne Templeman-Jones Non-executive Director Independent Anne Templeman-Jones is an experienced Chair, Non-Executive Director, and Committee Chair of Audit and Risk, Governance and Nominations Committees, with prior executive management experience gained through a career in audit, banking and finance across Belgium, Switzerland, Australia and the Pacific Region. Her board experience subsequently has been with companies operating in the EMEA’s, APAC and the Americas. Ms. Templeman-Jones’ extensive executive and board experience including roles responsible for financial and operational risk management, capital deployment, enterprise technology transformation, governance, strategy design and execution, and maintaining strong relationships with clients, regulators and third parties across several industry sectors including banking and financial services, engineering services in the energy sector, semiconductor and technology, consumer goods and manufacturing. Ms. Templeman-Jones is adept at addressing the complexities of AI technologies and ensuring organisations implement resilience against cyber threats. Her proficiency in industry standards, including NIST and Essential 8, demonstrates her commitment to effective cyber security management and internal control monitoring. Currently Ms. Templeman-Jones serves as a non-executive director and committee chair for Paladin Energy Limited (ASX and TSX: PDN), Weebitnano Limited (ASX: WBT), the NSW Treasury Corporation and Trifork AG and is the Chair of the Advisory Board for Erilyan Pty Ltd. Ms. Templeman-Jones served in more recent years on the Board as Chair of the Commonwealth Bank Financial Advice Subsidiaries (2016-2018), as an Independent Non-Executive Director and Chair of the Audit / Risk Committees of the Commonwealth Bank of Australia Limited (2018-2024) and Worley Limited (2017-2024). Ms. Templeman-Jones holds a Bachelor of Commerce (UWA), an Executive MBA (AGSM), Masters in Risk Management (UNSW), is a fellow of the Australian Institute of Company Directors (FAICD) and Member of the Australia New Zealand Institute of Chartered Accountants. As at the date of this Document, the senior management team of MAC and a summary of their relevant background, skills and experience is set out in the following table. Name Skills and experience Michael McMullen Director & CEO See Mr. McMullen’s skills and experience as set out in the previous table. Morné Engelbrecht CFO Morné Engelbrecht is a senior executive with over 25 years of international experience across the mining and resources, professional services, and oil & gas sectors. He is known for leading successful business turnarounds, executing growth strategies, delivering major capital projects, and driving cost reduction and integration initiatives. He also brings deep expertise in debt and equity markets. He has held leadership roles in both corporate and operational settings across Australia, the United Kingdom, the United States, South Africa, Singapore, West Africa, Chile, Papua New Guinea and China. Most recently, Mr. Engelbrecht served as CEO and previously CFO of Beach Energy Limited (ASX: BPT), a multi-billion dollar oil and gas company. His prior roles include CEO and CFO of an ASX-listed gasification technology firm, Chief Financial Controller (LNG) at InterOil Corporation (NYSE/TSX) (acquired by Exxon-Mobil), and senior finance roles at Lihir Gold (acquired by Newcrest) and Harmony Gold. He holds a Bachelor of Commerce (Accounting) (Honours) and is a member of Chartered Accountants Australia and New Zealand. 51

Name Skills and experience Chris Rosario General Counsel & Joint Company Secretary Chris Rosario is a leading corporate lawyer with more than 15 years’ experience advising on major resource focused cross border M&A transactions, capital markets and project developments. Prior to taking the position of MAC General Counsel, Mr. Rosario was a Senior Partner at Squire Patton Boggs (AU) LLP and was intimately involved in MAC’s acquisition of the CSA Copper Mine, including the preparation and execution of all of MAC’s Senior Lending, Mezzanine Lending, Royalty and Streaming agreements, the purchase agreements for the CSA Copper Mine and assisting with the preparation of the U.S. listing documents. Mr. Rosario was formerly based in Japan for more than three years where he focused on providing extensive advice to a major Japanese trading company on outbound investments. His experience covers transactions across Australia, Japan, the Middle East, Europe and North America in the natural resources, renewable energy and technology sectors. Mr. Rosario holds a Bachelor of Laws with First Class Honours from the University of Notre Dame, Australia and has been admitted to legal practice in New South Wales and Western Australia. 3.5 MAC’s financing arrangements (a) Overview On 13 March 2025, MAC announced that it had amended its debt and further simplified its balance sheet through the early repayment of a mezzanine debt facility extended by Sprott utilising the proceeds from its A$150 million equity raising in October 2024. MAC’s senior financing arrangements now comprise a US$159 million term loan facility, a US$125 million revolving credit facility (US$66 million drawn as at 30 June 2025) and a A$45 million environmental bond (the “Senior Debt”). In addition to the Senior Debt, MAC also entered into the following agreements in connection with its acquisition of CMPL which remain current: • the Silver Stream, pursuant to which OR Royalties paid a US$75 million upfront cash deposit to MAC on account of future deliveries of refined silver by the Company to OR Royalties referenced to silver production from the CSA Copper Mine; • the Copper Stream, pursuant to which OR Royalties paid a US$75 million upfront cash deposit to MAC on account of future deliveries of refined copper by the Company to OR Royalties referenced to copper production from the CSA Copper Mine; • the Royalty Deed, pursuant to which CMPL is required, on a quarterly basis, to pay to Glencore a royalty equal to 1.5% of ‘net smelter returns’, being equal to the gross revenue received minus allowable deductions for all marketable and metal-bearing copper material, in whatever form or state, that is mined, produced, extracted or otherwise recovered from the “Royalty Area” (as defined in the Royalty Deed); and • the Intercreditor Deed, which regulates certain intercreditor issues in connection with MAC’s financing arrangements. (b) Restructuring of financing arrangements (i) Background The Transaction is conditional on MAC obtaining from each counterparty to the Silver Stream, the Copper Stream, the Royalty Deed and the Intercreditor Deed all necessary consents, approvals, amendments, exemptions or waivers in respect of the Transaction (in a form and subject to such conditions which are satisfactory to Harmony (acting reasonably)), and such consent, approval, amendment, exemption or waiver having not been withdrawn or revoked as at 8:00am on the date of the Court Sanction Hearing. On 22 July 2025, MAC announced that it had entered various restructuring documents with Harmony, OR Royalties (in its capacity as counterparty to the Copper Stream and the Silver Stream) and Glencore (in its capacity as counterparty to the Royalty Deed) to partially satisfy the Consents Condition (the Restructuring Documents). 52

MAC and Harmony have agreed that the Consents Condition will be taken to be satisfied when: • each of the Restructuring Documents has been executed by each of the parties to those documents; and • certain specified conditions precedent to one of the Restructuring Documents, being a restructure deed between MAC, Harmony, OR Royalties, CSA Jersey, MAC Australia and CMPL (the Streams Restructure Deed), are satisfied or waived by OR Royalties. Following the execution of the Restructuring Documents, the only steps required to satisfy the Consents Condition, are for the specified conditions precedent to the Streams Restructure Deed to be satisfied. Details concerning the specified conditions precedent to the Streams Restructure Deed are set out below. (ii) Restructuring Documents By entering into the Restructuring Documents, the relevant parties have agreed to amend various documents in connection with the Copper Stream, the Silver Stream and the Royalty Deed, with such amendments to take effect after the Implementation Date. Pursuant to the Restructuring Documents: • in order for the amendments to be effective, MAC must repay the total amount outstanding in respect of all loans outstanding under the Senior Debt after the Implementation Date and procure the release of the security provided in favour of the Senior Lenders; • OR Royalties (in its capacity as counterparty under the Copper Stream and Silver Stream) will consent to the Scheme and waive any events of default that arise under the Copper Stream and the Silver Stream as a result of the Scheme being implemented; • Glencore (in its capacity as counterparty under the Royalty Deed) will consent to the Scheme and waive any change of control requirements that arise under the Royalty Deed as a result of the Scheme being implemented; • MAC’s obligations under the Silver Stream and the Copper Stream will be assigned to CSA Jersey and MAC will be redomiciled as an Australian tax resident; • the Copper Stream and Silver Stream will be amended to: — facilitate MAC Group Members providing unsecured guarantees to Harmony’s upstream lenders and managing certain intercreditor matters; and — reflect the simplified financing structure, including to streamline restrictions relating to future transactions relating to the MAC Group or the CSA Copper Mine and to simplify reporting requirements and the covenant regime; • the Royalty Deed will be amended to reflect the simplified financing structure including to streamline restrictions relating to future transactions relating to the MAC Group or the CSA Copper Mine; • OR Royalties’ right of first refusal under the Silver Stream in respect of any royalty, stream or similar interest in the metals or other minerals mined from a project owned (or owned in the future) by any MAC Group Member or their affiliates will be clarified to ensure that this only extends to projects owned by Harmony and any of its Australian incorporated subsidiaries (excluding any projects in Papua New Guinea) and does not otherwise capture any other projects owned by the Harmony Group. The right of first refusal falls away in June 2030; and • the security provided by the MAC Group and the intercreditor arrangements will be amended to reflect the simplified financing structure that will be in place following the repayment of the Senior Debt. In accordance with the Restructuring Documents, if the Senior Debt is repaid by MAC following implementation of the Scheme, the security provided by the MAC Group Members in favour of the Senior Lenders will be released. However, the security in favour of OR Royalties and Glencore in relation to the Silver Stream, the Copper Stream and the Royalty Deed will remain in place. Accordingly, one effect of the repayment of the Senior Debt is that the priority of OR Royalties and Glencore’s respective security interests over the MAC Group Members will be improved relative to their respective current positions. 53

(iii) Streams Restructure Deed – Conditions Precedent As set out above, in order to satisfy the Consents Condition, MAC must ensure that the specified conditions precedent to the Streams Restructure Deed are satisfied or waived by OR Royalties in advance of the Court Sanction Hearing. The relevant conditions precedent under the Streams Restructure Deed are set out below: • MAC delivering to OR Royalties an executed certificate attaching, among other things, certain resolutions of certain MAC Group Members approving entry into and performance of the Restructuring Documents and Implementation Deed, the constating documents of certain MAC Group Members and copies of other Restructuring Documents which OR Royalties is not a party to (the Initial Certificate); • delivery of customary legal opinions from MAC’s Australian and Jersey counsel; • Harmony delivering to OR Royalties a certified copy of the “Common Terms Agreement” between, among others, Harmony Parent (as Borrower) and Absa Bank Limited acting through its Corporate and Investment Banking division (as Facility Agent); • MAC delivering to OR Royalties an executed certificate no earlier than seven Business Days before the Court Sanction Hearing certifying that: — certain representations and warranties provided by MAC Group Members remain true and correct in all material respects; — no material amendments have been made to the Implementation Deed and that all Conditions have been satisfied (and not waived) other than the Condition in respect of the Scheme being sanctioned by the Court; — the matters covered in the Initial Certificate remain true and correct in all respects; — no event of default or trigger event is existing under the Silver Stream; and — there have been no amendments or modifications to certain Restructuring Documents without OR Royalties’ consent; • certain MAC Group Members delivering to OR Royalties a certificate of good standing issued by the relevant governmental authority no earlier than seven Business Days before the Court Sanction Hearing; • no event of default or trigger event under the Silver Stream or the Copper Stream has occurred, is continuing and has been the subject of a notice of default from OR Royalties between the date of the Streams Restructure Deed and the date falling two Business Days before the Court Sanction Hearing; and • the form of the deed of release under which the security trustee in respect of the Senior Debt releases the security granted in favour of the Senior Lenders is agreed by all parties to the deed of release, Harmony and OR Royalties. (c) Contingent consideration for the acquisition of CMPL Under the terms of the CMPL Share Sale Agreement, MAC will become obliged to pay to Glencore: • a contingent payment of US$75 million if, over the life of the CSA Copper Mine, the average daily London Metal Exchange closing price of copper is greater than US$9,370/t (US$4.25/lb) for any rolling 18‑month period; and • a contingent payment of US$75 million if, over the life of the CSA Copper Mine, the average daily London Metal Exchange closing price of copper is greater than US$9,920/t (US$4.50/lb) for any rolling 24-month period. MAC currently anticipates that, based on the average daily London Metal Exchange closing price of copper for the 18-month period leading up to the Last Practicable Date, the condition to payment of the first contingent payment of US$75 million to Glencore is likely to be satisfied in or around August 2025. Under the terms of the CMPL Share Sale Agreement and the Intercreditor Deed, any obligation on MAC to make the contingent payments to Glencore upon satisfaction of the applicable condition is deferred until the earlier of: • such payment being permitted under the terms of the transaction financing used to fund the acquisition of the CSA Copper Mine on 16 June 2023; and • the three-year anniversary of MAC’s acquisition of the CSA Copper Mine. Given the terms of the CMPL Share Sale Agreement and Intercreditor Deed, MAC expects the first contingent payment to become payable by MAC on 17 June 2026, being 1 business day after the three-year anniversary of when MAC originally acquired the CSA Copper Mine. As set out in section 3.5(b) of Part II (Explanatory Statement) of this Document, as part of the restructuring of MAC’s financing arrangements, Harmony will procure the repayment of the Senior Debt shortly after implementation of the Scheme. Accordingly, in circumstances where the condition to the first contingent payment of US$75 million to Glencore 54 under the CMPL Share Sale Agreement has been satisfied, Glencore will become entitled to be paid the first contingent payment upon completion of the restructuring of MAC’s financing arrangements and the repayment of the Senior Debt by Harmony. As a result, one effect of the restructuring of MAC’s financing arrangements is that Glencore is likely to become entitled to be paid the first contingent payment of US$75 million at an earlier point in time than would otherwise be the case if the Transaction does not occur. If the Transaction has not completed at the time the first contingent payment becomes payable by MAC, MAC will be required to pay Glencore US$75 million out of its cash reserves (at the relevant time), available finance facilities, or new financing obtained by MAC. Further details concerning the payment of the contingent consideration to Glencore is set out in section 2.3 of Part VII (Risks) of this Document. 3.6 Environmental, social and governance Consistent with its values and the expectations of its stakeholders and the community, MAC is committed to: • robust governance and ethical business practices, including demonstrating exemplary corporate governance and leadership principles as MAC works toward delivering significant value to all stakeholders; • the priority of the health and safety of its workforce and the communities in or near where MAC conducts its business; and • sustainability and MAC’s “social licence to operate”, including to minimise potential impacts on the environment in which MAC operates and to positively impact communities associated with its operations. (a) Governance overview MAC is grounded in governance stewardship, which is fundamental to delivering the Company’s core strategy. As noted, MAC is committed to demonstrating exemplary corporate governance and leadership principles as it works toward delivering significant value to all stakeholders. MAC has adopted appropriate systems of control and accountability as the basis for the administration of corporate governance, including via the establishment of a health, safety, environment, community and sustainability committee. The MAC Board and management team is committed to administering MAC’s policies and procedures with openness and integrity such that the Company complies with all applicable laws and regulations. MAC is committed to the highest governance, environmental and social standards, by: • incorporating governance, environmental and social considerations into various aspects of its operations, project development, and project execution; • taking a practical approach on environmental sustainability and social issues that prioritise material risks; • operating ethically; • seeking to minimise its environmental impact with a focus on continuous improvement; • striving to provide a safe, rewarding and inclusive workplace; • endeavouring to support and respect the protection of internationally proclaimed human rights in its business and operations; and • engaging with key stakeholders and making a positive contribution in the communities where it operates. (b) Health and safety MAC’s principal concern is the wellbeing of its people, employees, contractors and near-mine affected persons or communities. The health and safety of those persons, and the sustainability of the environment in which they work or live, is a critical factor in measuring the long-term success of the Company’s business. For these reasons, MAC has ensured that its health and safety policies, standards and procedures are comprehensive and are held to a high standard. MAC’s health and safety policies include: • applying appropriate risk management processes and procedures; • training employees in safe work practices; • establishing, following and improving safety; and • investigating accidents, incidents, and losses to avoid recurrence and involving employees in the establishment of safety standards. 55

The CSA Copper Mine is operated in accordance with work health and safety regulations imposed under the Work Health and Safety Act 2011 (Cth), Work Health and Safety Act 2011 (NSW), the Work Health and Safety (Mines and Petroleum Sites) Act 2013 (NSW) and associated regulations. These laws impose minimum working and safety conditions that MAC must impose at the CSA Copper Mine and to ensure its operations are generally maintained at a competent level to protect its employees and contractors. The CSA Copper Mine operates under a health, safety, environment and community (HSEC) management system that is aligned to ISO Standard 14001 and ISO Standard 45001. The HSEC management system provides a structured and systematic approach to identifying and managing the site’s HSEC risks and opportunities, enabling continuous improvement. (c) Sustainability MAC is committed to conducting its activities in an environmentally responsible manner, by respecting the diversity of the landscapes in which the Company operates and by minimising the Company’s environmental footprint. MAC’s Health, Safety, Environment, Community and Sustainability Committee annually reviews and improves MAC’s sustainability and reporting initiatives to ensure they are in line with the United Nations Global Reporting Initiative. (i) Environmental management Mining activities, including prospecting, exploration, construction, operation, maintenance, expansion, abandonment, decommissioning and repurposing can impact the environment and social systems in a range of direct and indirect ways. The CSA Copper Mine is operated in accordance with various environmental regulations imposed under the Environment Protection and Biodiversity Conservation Act 1999 (Cth), Environmental Planning and Assessment Act 1979 (NSW), Protection of the Environment Operations Act 1997 (NSW), Water Act 1912 (NSW), Water Management Act 2000 (NSW) and Biodiversity Conservation Act 2016 (NSW). Together, this regulatory framework and authorities govern MAC’s environmental performance within its operational footprint including impacts on existing landforms, Australian biodiversity, the quality of ecosystems, Aboriginal heritage matters, water usage, environmental rehabilitation obligations, air emissions, wastewater discharges, air quality standards, greenhouse gas emissions, waste management, handling and disposal of hazardous and radioactive substances, remediation of soil and groundwater contamination, land use, the discharge of materials into the environment, groundwater quality and availability and the public’s interest in any of the aforementioned items. To ensure MAC manages the impacts of its business operations responsibly and in accordance with the Company’s legal obligations, the Company has comprehensive environmental management and mine closure plans in place at the CSA Copper Mine. These plans are regularly reviewed for ongoing suitability, and include proposed methods to rehabilitate disturbed land, remediation requirements for contaminated land and end uses for land and infrastructure. The CSA Copper Mine operates under a documented environmental management system which includes appropriate procedures, standards, and environmental management plans that are designed to ensure all legal and regulatory requirements are met. Environmental impacts that could transpire operations at the CSA Copper Mine have been identified, with corresponding design and operational measures implemented to offset the identified potential impacts. Based on a 2025 estimate, the CSA Copper Mine’s rehabilitation costs for the closure of the site are expected to be approximately A$40.08 million (down from A$44 million previously). Progressive rehabilitation is undertaken at the CSA Copper Mine which can significantly reduce final closure costs. MAC has a current rehabilitation bond required to be posted with the New South Wales Department of Primary Industries and Regional Development for closure obligations in the amount of A$44 million which has recently been reduced to A$40.08 million (US$25.94 million).9 (ii) Tailings management Tailings are a by-product of mining which, if not managed in a safe, responsible manner, can pose a risk to the environment, human health, and infrastructure. MAC implements a systematic and comprehensive approach to tailings management to ensure that the Company’s tailings facilities are managed effectively. Tailings storage facilities that are under management by the Company are subject to assurance programs, which are undertaken annually by an independent expert. MAC’s dams and tailing dams are operated in accordance with the Dam Safety Act 2015 (NSW) which requires MAC to have emergency and operation plans in plan to mitigate any potential risks, and to report on incidents and annual operations. MAC’s framework for the responsible management of tailings is underpinned by the Global Industry Standard on Tailings Management, co-convened by the International Council on Mining and Metals, United Nations Environment Programme and Principles for Responsible Investment. The publication provides specified measures that must be used to prevent 9. Calculated with reference to the applicable A$:US$ exchange rate of 0.6471 immediately before the announcement of the Transaction on Tuesday, 27 May 2025. 56 the failure of tailings facilities and best practices to implement in planning, design, construction, operation, maintenance, monitoring, closure and post closure activities. MAC’s tailings dam has been operating consistently, storing approximately 55kt of tailings per month. Construction of stage 10 of the dam has commenced and is due to be completed in the third quarter of 2025. The CSA Copper Mine has also initiated early phase planning for the subsequent embankment raise, stage 11, to provide additional storage capacity beyond 2030. Independent reports have confirmed that the dam is well operated. (iii) Impacts of climate change The CSA Copper Mine ranks in the second quartile on the carbon emissions intensity curve for global copper mines with approximately 2.8 tons of CO2e per ton of copper equivalent produced. Scope 1 emissions represent about 14% of the total CO2e, whilst scope 2 emissions represent 86%. Climate change is one of the world’s largest global challenges at present and MAC is committed to managing its operations’ associated carbon emissions and energy usage, by: • supporting renewable energy initiatives in surrounding regions; • focusing on improving and continually reviewing its mining operations, to lower energy consumption and improve overall operational efficiency; and • exploring the use and implementation of sustainable drivetrains such as battery electric vehicles to replace the diesel-powered mining fleet. Currently, approximately 20% of MAC’s existing power supply for the CSA Copper Mine is received from renewable sources. MAC is also engaging with several third parties in relation to various renewable energy opportunities for the supply of renewable energy to the mine site, including supply from potential thermal, solar and wind opportunities. MAC is also seeking to implement a more efficient and robust system of collecting and reporting on emissions data, including, for example, scoping work on its fuel management system. As a company focused on operating and acquiring metals and mining businesses that are critical in the electrification and decarbonisation of the global economy, MAC’s operations naturally support the global energy transition to a greener economy. The key electrical conductivity properties of copper, which are difficult to substitute, make it critical to a low carbon world. MAC’s extremely high-grade underground assets also produce less waste materials than an open pit mine of similar scale, resulting in a smaller footprint and less environmental impact. (iv) Community The mining industry plays an important role in community development by influencing positive change in areas that may have less opportunity for economic and social development. While MAC considers that it has strong relationships with the communities in which it operates, MAC understands that continued community contributions and transparency are essential to MAC maintaining its “social license to operate” and in supporting the sustainable development of surrounding communities. MAC shows community support by: • maintaining an ongoing and respectful dialogue with key community stakeholders which includes sharing information about the Company’s business, responding to questions, listening to stakeholder’s observations, and acting to address stakeholders concerns as appropriate; and • direct and indirect economic contributions, including the payment of taxes, royalties and regulatory fees to governments, the procurement of goods and services at the local and national levels, the payment of local salaries, wages and employment benefits and community investment spending. MAC is also involved in a number of community projects including: • assistance with the establishment of regular air services between Sydney and Cobar in 2015; • regular donations to local community initiatives; and • scholarships to students entering their final year of university. 57

3.7 Native title and cultural heritage MAC’s use of land for mining and other operations activities is subject to the Native Title Act 1993 (Cth), which may limit its operations in areas that native title is found to exist. Where native title interests are identified, exploration and mining activities may be limited until a “right to negotiate” process is completed between MAC and the native title claimants and, in certain circumstances, an indigenous land use agreement may be entered into. A native title claim by Ngemba, Ngiyampaa, Wangaaypuwan and Wayilwan claimants was accepted for registration by the National Native Title Tribunal in April 2012 (NSD38/2019 and NC2012/001) and was determined in the Federal Court of Australia on 14 August 2024. The determination allows the Ngemba, Ngiyampaa, Wangaaypuwan and Wayilwan people to exercise non-exclusive native title rights, such as to hunt, fish and gather for non-commercial purposes, over the lands and waters within the area of the determination. Generally speaking, the lands included in the determination are those which are still held by the State of New South Wales, such as unallocated state land. The determination does not affect the vast majority of tenure under which MAC’s tenements sit as these are held either as freehold land or certain types of Crown lands, such as the Western Land Lease, where native title is extinguished. For the areas that are extinguished, the determination has no effect, but for the areas which contain non-exclusive native title, the determination does have an effect, and the native title rights and interests will co-exist (but be inferior to) other interests, including MAC’s material tenements. As a result of the determination, MAC will need to comply with the Native Title Act 1993 (Cth) with respect to future operations or expansions, which may include entering into an indigenous land use agreement or paying compensation in connection with future mining activities. In addition to the Native Title Act 1993 (Cth), MAC has obligations under the National Parks and Wildlife Act 1974 (NSW) to refrain from harming Aboriginal objects and heritage places. MAC has in place policies and procedures to ensure its mining activities do no damage to Aboriginal heritage sites. In relation to cultural heritage: • all of the areas covered by current mining operations at the CSA Copper Mine have been covered by cultural heritage surveys; and • identified cultural heritage sites have been removed in compliance with an Aboriginal Heritage Impact Permit. MAC has commenced scoping works with a local heritage consultant to review the cultural heritage and management plan and associated consultation requirements. The cultural heritage and management plan for the CSA Copper Mine has protocols in place for the discovery of any new potential heritage sites or items that require the cessation of works, notification to the NSW National Parks and Wildlife Service, consultation with relevant stakeholders, establishment of a buffer zone around the area, and the development of further heritage management plans/permits in consultation with the NSW National Parks and Wildlife Service and relevant Aboriginal stakeholder groups. 3.8 Capital structure The issued capital of the Company as at the Last Practicable Date is set out in the following table. Security Number on issue Shares MAC Shares 82,538,8091 Convertible securities MAC Warrants 3,187,500 RSUs 339,788 PSUs 517,676 DSUs 124,4322 Notes: 1. Includes 35,935,288 MAC Shares underlying MAC CDIs as at the close of business on 23 July 2025. 2. Under the Implementation Deed, MAC is entitled to make a quarterly issue of up to US$180,000 worth of DSUs on each of 30 September 2025 and 31 December 2025. The maximum number of DSUs to be issued will be calculated based on the 5-day VWAP of MAC Shares on the NYSE ending on or immediately prior to the grant date. DSUs will be issued pro-rata for any quarter that a relevant participant under the DSU Plan does not serve as a MAC Director in full. 58

MAC has entered into the Warrant Cancellation Deed with Sprott pursuant to which, subject to the Scheme becoming Effective, all of the MAC Warrants will be cancelled in consideration for a cash payment equivalent to what Sprott would have otherwise been entitled to under the Warrant Agreement. Refer to section 8 in Part II (Explanatory Statement) of this Document for further information. Under the Implementation Deed, each RSU, PSU and DSU that is outstanding immediately prior to the Effective Date shall, by virtue of the Transaction, as of the Effective Date, automatically be cancelled and converted into the right to receive an amount in cash equal to the product of the Scheme Consideration and the total number of MAC Shares subject to the RSU, PSU or DSU (and, in the case of PSUs, multiplied by 2.25). Refer to section 7 in Part II (Explanatory Statement) of this Document for further information. 4. Information on Harmony 4.1 Overview of Harmony Parent and Harmony (a) Harmony Parent Harmony Parent is the parent company of the Harmony Group. Harmony Parent is a South African public company limited by shares, with its primary listing on the Johannesburg Stock Exchange (JSE: HAR) and an American depository receipt programme listing on the New York Stock Exchange (NYSE: HMY), with a market capitalisation of approximately R155 billion (US$8.660 billion) as of the Last Practicable Date. Harmony Parent’s shareholder base is geographically diverse and includes some of the largest fund managers globally. The largest shareholder base is in South Africa (45% as of 30 June 2024), followed by the United States (38% as of 30 June 2024). Headquartered in Randfontein, South Africa, Harmony Parent has significant technical and operational experience with approximately 46,000 permanent and contract employees globally as of 30 June 2024. Harmony Parent is a specialist mining company and is transforming into a global gold and copper producer. With over 74 years of experience, its objective is to produce safe, profitable ounces and improve margins through operational excellence and value-accretive acquisitions, leveraging its expertise in operating some of the world’s deepest and most technically complex underground gold mines. The Harmony Group has successfully acquired and integrated a number of quality operations and projects in recent years, including full ownership of Hidden Valley in PNG in 2016, Moab Khotsong in 2018, Mponeng and Mine Waste Solutions in 2020, and the Eva Copper Project in Queensland, Australia in 2022. The Harmony Group’s strategic focus is to become a globally significant producer of gold and copper by growing its copper portfolio while continuing to expand and strengthen its gold business. The Harmony Group pursues disciplined capital allocation, operational excellence, and value-accretive growth — guided by its Mining with Intent philosophy. This approach ensures the Harmony Group creates enduring value, operates responsibly, and makes a meaningful contribution to the communities and environments in which it operates. (b) Harmony Harmony is a wholly owned indirect subsidiary of Harmony Parent, which together with each of its Related Bodies Corporate, comprise the Harmony Group. It is proposed that Harmony will acquire all of the Scheme Shares under the Scheme. Harmony is a proprietary company limited by shares and is the Australian holding company for the Harmony Group’s companies operating in Australia and PNG. The assets of this sub-group include the Eva Copper Project in Australia and the Hidden Valley open-pit gold and silver mine in Morobe Province in PNG. 59

(c) Corporate Structure If the Scheme becomes Effective, Harmony will acquire all of the Scheme Shares from the Scheme Shareholders on the Implementation Date. On the Implementation Date, the ownership structure will be as set out below in the simplified structure diagram. Harmony Gold Mining Company Limited (South Africa) Harmony Copper Ltd (South Africa) Harmony Gold (Australia) Pty Limited MAC Copper Limited (Jersey) Other MAC subsidiaries (MAC AU 1, MAC AU 2, MAC AU 3, MAC AU 4) 100% 100% 100% Cobar Management Pty Limited 100% MAC Acquisition Corp. (Australia) Pty Ltd 100% CSA Jersey Limited Registration Number 160863 (CSA Jersey) 4.2 Business overview The Harmony Group’s activities include: • Exploration and acquisitions: Exploring for and evaluating economically viable gold and/or copper-bearing orebodies and/or value-accretive acquisitions in gold and copper. • Development: Evaluating development options to de-risk projects before major capital outlays, the design of efficient and sustainable operations and then the building of the necessary infrastructure, facilities and systems to enable mining operations. • Mining and processing: Establishing, developing and operating mines, reclamation sites and related processing infrastructure. Ore mined is milled and processed by the Harmony Group’s gold plants to produce gold doré bars. • Sales and financial management: Generating revenue through the sale of gold, silver and uranium produced and optimising efficiencies to maximise financial returns. • Stewardship and responsible mine closure: Empowering communities and employees throughout and beyond the life of the Harmony Group’s mines. Being responsible to the Harmony Group’s environment during operations and restoring mining impacted land for alternative economic use post-mining and approving mine closure commitments. 60

4.3 The Harmony Group’s operations The Harmony Group has assets located in South Africa, PNG and Australia. • South Africa Located in the Witwatersrand Basin and Kraaipan Greenstone Belt, the Harmony Group’s assets in South Africa comprise eight underground operations, one open-pit mine and several surface source operations. As of 30 June 2024, the Harmony Group’s South African operations accounted for 66.3% of group mineral resources and 55.9% of group mineral reserves. • PNG Located in the New Guinea Mobile Belt in the Morobe Province, the Harmony Group’s assets in PNG comprise the open-pit gold and silver mine at Hidden Valley. As at the date of this Document, the Harmony Group also has a 50% interest in the Wafi-Golpu Joint Venture with Newmont. The joint venture owns the Wafi-Golpu Project (a copper-gold deposit) and multiple exploration areas. The interests of the Harmony Group and Newmont in the Wafi-Golpu Joint Venture will be diluted to 35% each on the State of Papua New Guinea taking up its entitlement to a 30% equity interest in the joint venture (which is expected to occur after the PNG Government has granted a special mining lease to the Wafi-Golpu Joint Venture). As of 30 June 2024, the Harmony Group’s PNG operations accounted for 28.0% of group mineral resources and 44.1% of group mineral reserves. • Australia Located in the Mt Isa Inlier in Queensland, the Harmony Group’s assets in Australia comprise the Eva Copper Project and the Rosby exploration tenements. On 25 March 2024, the Queensland government declared the Eva Copper Project as a prescribed project due to the strategic importance for the region. Harmony has received conditional grant funding of A$20.7 million to further help accelerate the development of the Eva Copper Project from the Queensland Government. As of 30 June 2024, the Eva Copper Project accounts for 5.7% of group mineral resources. 4.4 Harmony Board As at the date of this Document, the Harmony Board and a summary of their relevant background, skills and experience is set out in the table below. Name Skills and experience Adam Jacobus Boshoff Director Jaco holds a BSc (Hons) and MSc in Geology, as well as an MBA. He is also accredited as a Pr Sci Nat (Professional Scientific Naturalist) and is a member of both the Geological Society of South Africa (GSSA) and the Southern African Institute of Mining and Metallurgy (SAIMM). He joined the Harmony Group in April 1996, beginning his mining industry career as a geologist and progressing through several technical and leadership roles. He became Executive: Reserves & Resources in 2004 and was appointed to the executive committee at that time. In March 2023, he was appointed Executive Operating Officer, Harmony Australasia and in January 2025 he was appointed as Chief Operating Officer, Harmony Australasia. Aubrey Craig Testa Director Following the completion of his studies through AngloGold Ashanti bursary scheme and receiving the award for Top Student, Aubrey joined the Harmony Group in April 1998. During his 30-year career in the mining industry, he has gained extensive mining and operational financial management experience. His exposure extended to gaining knowledge of mines in South Africa, Australia and Papua New Guinea, corporate acquisitions and business development. He was appointed chief financial officer at Harmony Group’s Australasia office in February 2008 where he is responsible for all business service functions. He also serves as a director on Harmony Group’s various Australasia subsidiaries (including Harmony) and represents Harmony on the Wafi-Golpu Joint Venture. Stuart Alexander MacKenzie Director Stuart started his career as an exploration geologist in the Yukon and British Columbia, Canada before obtaining his law degree in Australia. After working with the resource practice groups of law firms in Australia and Canada, Stuart worked in-house as legal counsel with mining companies including Placer Dome, Lihir Gold, Pacific Aluminium, Nautilus Minerals and Chinova Resources. Stuart joined Harmony in October 2020. 61

4.5 Background to and reasons for the Transaction This Transaction aligns with the Harmony Group’s successful strategy of value-accretive acquisitions and further supports the Harmony Group’s strategic objective of transitioning into a low-cost, global gold and copper mining company through disciplined and effective capital allocation. The Harmony Group believes that there are the following strategic and financial rationale for undertaking the Transaction: • De-risking the Harmony Group through diversification into a premium, established copper asset in a tier 1 jurisdiction: CSA Copper Mine is one of the highest-grade copper mines in Australia, producing upwards of 40ktpa of copper in concentrate. Harmony Parent Directors note that the Transaction is consistent with the Harmony Group’s geographic focus. • Driving margin expansion: In 2024, CSA Copper Mine had a C1 Cost (after by-product credits) and an All-in Sustaining Cost (after by-product credits) of US$1.92/lb and US$2.92/lb respectively, underpinning an operating free cash flow margin of 36%. • Delivers immediate cash flows: CSA Copper Mine grows the Harmony Group’s presence and cash flow generation in Australasia alongside Hidden Valley in PNG, which further supports the proposed development of the Eva Copper Project and the Wafi-Golpu Project in PNG (a project in which Harmony Gold has a 50% interest as at the date of this Document). • Long mine life with significant exploration potential: CSA Copper Mine is a high-quality, established asset with a proven track record of reserve replacement. CSA Copper Mine has a current reserve life of over 12 years and has maintained a stable resource base over the last decade before significant resource and reserve growth achieved by MAC since 2023. • Highly complementary to the Harmony Group’s portfolio: The Harmony Group has had a presence in Australasia for over 20 years, and benefits from an established and experienced team based in its regional headquarters in Brisbane, which manages Hidden Valley in PNG and is progressing the Eva Copper Project in North-West Queensland. Together with the Eva Copper Project, Harmony has the potential to produce ~100ktpa of copper on the East Coast of Australia within the next 5 years. • Robust balance sheet with strong cash flow generation: Net debt/EBITDA will remain within the Harmony Group’s target leverage range, being well below 1.0x post-closing of the Transaction. The Harmony Group’s strong balance sheet will enable the pursuit of further growth opportunities at CSA Copper Mine. • Significant upside opportunities: CSA Copper Mine’s grade is increasing with depth as drilling continues to define the high-grade lenses. MAC has also identified significant mineralisation in the upper parts of CSA Copper Mine (approximately 150m below surface level) representing an additional mining area, called the Merrin Mine. Development of the Merrin Mine is underway, with first ore expected in the December quarter 2025. An inaugural zinc resource was announced in February 2025 with a reserve to follow. The Transaction will provide the Scheme Shareholders with an opportunity to de-risk their investment and realise an attractive cash value of US$12.25 per Scheme Share, which is at a premium to MAC’s recent historical trading levels. 4.6 Harmony Group’s intentions and strategic plans for the combined group Following implementation of the Scheme, the Harmony Group intends to continue the safe, sustainable, and long-term operation of the CSA Copper Mine. Harmony’s strategic intent is to build on the operational improvements made by MAC since its acquisition from Glencore, and to further optimise mine performance. The Harmony Group will continue to operate the CSA Copper Mine as a going concern, with a clear focus on safely increasing production by progressively ramping up mill throughput from the current ~1.1Mtpa towards the nameplate capacity of ~1.7Mtpa. The Harmony Group considers the CSA Copper Mine as a core strategic asset and intends to continue the employment of all CSA Copper Mine employees. While no material changes to employment conditions are envisaged, the Harmony Group may introduce additional technical or operational expertise from within the broader Harmony Group to support specialist functions as needed. The CSA Copper Mine currently has a number of vacancies which Harmony intends to fill in the ordinary course of operations. Over time, employment arrangements and human resource policies at CSA Copper Mine may be aligned with Harmony’s group-wide standards. 62

Mick McMullen, Chief Executive Officer, Morné Engelbrecht, Chief Financial Officer, and Chris Rosario, General Counsel, have agreed to depart the business upon implementation of the Transaction. The existing MAC Directors will cease to be directors of the MAC Board from the Implementation Date. These departures have been agreed on mutually acceptable terms and form part of a planned leadership transition. No other material changes to the management or broader workforce are envisaged as at the date of this Document. The CSA Copper Mine will continue to be managed from its current location in Cobar, New South Wales, and the General Manager will report into the Harmony Australasia Operations Executive, with some commercial functions reporting into the Chief Financial Officer Australasia, both based in Brisbane. Operational oversight will be managed from Harmony’s Brisbane office. No fixed assets will be removed from site as all current assets are required to support the ongoing operation of the CSA Copper Mine. Harmony acknowledges the importance of incentive arrangements currently in place across the workforce at the CSA Copper Mine. Harmony intends to honour all outstanding entitlements in accordance with the terms of the existing plans and applicable legal obligations. Where relevant, Harmony may review and consult on options to align incentive frameworks with the Harmony Group’s own employee equity arrangements over time. Refer to section 7 of Part II (Explanatory Statement) for details of how the entitlements and awards under the Equity Incentive Plans will be dealt with in the context of the Transaction. Harmony will comply with all obligations under Australian law in relation to superannuation and confirms that there will be no changes to employer contribution arrangements. There are no defined benefit pension schemes requiring adjustment or closure, and Harmony has no intention to alter the accrual of benefits or membership eligibility in existing superannuation arrangements. Harmony is committed to conducting a transparent and respectful transition process and will engage with management and employee representatives, as appropriate, to ensure a smooth integration. Harmony further acknowledges the CSA Copper Mine’s economic and social importance to the Cobar region and intends to maintain strong local procurement, stakeholder engagement, and community investment practices, consistent with its group-wide ESG and Mining with Intent philosophy. Harmony considers that its strategic plans will have no negative repercussions on employment or on the location of MAC’s places of business. On the contrary, Harmony’s intent is to strengthen operational capability and enhance employment sustainability through long-term investment in the CSA Copper Mine. Upon implementation of the Transaction, all Scheme Shares will be acquired by Harmony and MAC will become a wholly owned subsidiary of Harmony. As a consequence, Harmony intends to apply for the delisting of MAC from the New York Stock Exchange (NYSE) and the ASX, in accordance with the rules of those exchanges and applicable law. 5. Financing of the Transaction Harmony intends to fund the acquisition of MAC through a combination of existing cash reserves and a fully underwritten US$1.25 billion bridge facility. The facility has been arranged with a syndicate of international financial institutions, including Citibank, J.P. Morgan, and Macquarie Bank, and provides sufficient committed capital to fund the cash consideration payable under the Scheme. In addition to funding the purchase price, Harmony will assume MAC’s existing financial obligations. This includes the repayment of senior secured indebtedness and the assumption of MAC’s obligations under its existing streaming and royalty arrangements with Glencore and OR Royalties. Harmony will also assume potential contingent consideration payable to Glencore of up to US$150 million, which is subject to certain copper price thresholds being met. Further details concerning the contingent consideration are set out in section 3.5(c) of Part II (Explanatory Statement) of this Document. The Transaction is not subject to a financing condition or any due diligence condition precedent. Harmony confirms that it has sufficient financial resources available to satisfy the funding requirements in connection with the Scheme 6. Current trading and prospects 6.1 MAC’s current trading and prospects For the financial year ending 31 December 2024, MAC reported revenue of US$340.74 million and a net loss for the year of US$81.69 million. Current trading for MAC continues in line with the unaudited trading update of MAC in respect of the quarter ended 30 June 2025 which was announced on 23 July 2025. 63

6.2 Harmony’s current trading and prospects Harmony Parent published its operational update for the nine months ended 31 March 2025 on 5 May 2025. For the nine-month period ended 31 March 2025, the Harmony Group produced approximately 1.1 million ounces of gold on an attributable basis and revenue was ZAR 50.9 billion (~US$2.8 billion), reflecting a 20% year-on-year increase. As at 31 March 2025, Harmony Parent’s net cash was ZAR 10.8 billion (~US$592 million). Current trading for Harmony Parent continues in line with the published operational update for the three month period ended 30 June 2025. Further details on Harmony Parent’s current trading and prospects can be found at https://www. harmony.co.za/investors/. 7. MAC Incentive Plans 7.1 Overview Under the Implementation Deed, MAC and Harmony have agreed that entitlements and awards under the MAC Incentive Plans will be dealt with in the context of the Transaction as summarised in this section 7 in Part II (Explanatory Statement) of this Document. MAC currently operates: • the Equity Incentive Plan pursuant to which all RSUs and PSUs on issue as at the date of this Document were issued, comprising 339,788 RSUs and 517,676 PSUs; and • the DSU Plan pursuant to which all DSUs on issue as at the date of this Document were issued, comprising 124,432 DSUs. Each RSU and PSU is a non-voting unit of measurement that is deemed solely for bookkeeping purposes to be equivalent to one outstanding Share (in the case of RSUs) and between zero and 2.25 outstanding Shares (in the case of PSUs). Upon vesting, MAC will deliver the holder with: • one MAC Share for each RSU that vests; and • between zero and 2.25 MAC Shares for each PSU that vests, depending upon the degree to which the applicable performance vesting condition is satisfied, in each case subject to any applicable withholding taxes. The holder may request MAC to issue the cash equivalent of MAC Shares in part of full satisfaction of MAC’s obligation to deliver MAC Shares. Under the Equity Incentive Plan, on the occurrence of a change of control in relation to MAC, the MAC Board (or its Compensation Committee) may, in its sole and absolute discretion: • accelerate the vesting of unvested RSUs and PSUs; • cancel some or all of the RSUs and PSUs for cash or other consideration at “Fair Market Value” (as determined by the Compensation Committee); • with the relevant holder’s consent, cancel some or all of the RSUs and PSUs without consideration; or • make other amendments to the terms of unvested RSUs and PSUs as deemed necessary or appropriate. The Scheme becoming Effective will constitute a change of control in relation to MAC for the purpose of the Equity Incentive Plan. A DSU is a non-voting unit of measurement that is deemed solely for bookkeeping purposes to be equivalent to one outstanding MAC Share. DSUs are redeemable, and the fair market value of the underlying MAC Shares payable to the holder, upon the date the holder ceases to be a MAC Director. The Company will issue the holder (or their estate) one MAC Share for each vested DSU (subject to any applicable withholding taxes). The holder may request MAC to issue the cash equivalent of MAC Shares in part of full satisfaction of MAC’s obligation to deliver MAC Shares. Under the Implementation Deed, MAC is entitled to make a quarterly issue of up to US$180,000 worth of DSUs on each of 30 September 2025 and 31 December 2025. The maximum number of DSUs to be issued will be calculated based on the 5-day VWAP of MAC Shares on the NYSE ending on or immediately prior to the grant date. DSUs will be issued pro-rata for any quarter that a relevant participant under the DSU Plan does not serve as a MAC Director in full. Further details concerning the RSUs, PSUs and DSUs held by the MAC Directors are set out in section 5 in Part VI (Additional Information) of this Document. 64

7.2 Treatment of RSUs Under the Implementation Deed, each RSU that is outstanding immediately prior to the Effective Date shall, by virtue of the Transaction and as of the Effective Date, automatically be cancelled and converted into the right to receive an amount in cash equal to the product of the Scheme Consideration and the total number of MAC Shares subject to the RSU. 7.3 Treatment of PSUs Under the Implementation Deed, each PSU that is outstanding immediately prior to the Effective Date shall, by virtue of the Transaction and as of the Effective Date, automatically be cancelled and converted into the right to receive an amount in cash equal to the product of the Scheme Consideration and the total number of MAC Shares subject to the PSU multiplied by 2.25. 7.4 Treatment of DSUs Under the Implementation Deed, each DSU that is outstanding immediately prior to the Effective Date shall, by virtue of the Transaction and as of the Effective Date, automatically be cancelled and converted into the right to receive an amount in cash equal to the product of the Scheme Consideration and the total number of MAC Shares subject to the DSU. 8. MAC Warrants Pursuant to the Implementation Deed, the parties have agreed that the Scheme is subject to various conditions, including, among others, the holder of the MAC Warrants entering into the Warrant Cancellation Deed before 8:00 am on the date of the Court Sanction Hearing (Jersey time) to cancel all the MAC Warrants with effect on the Effective Date, conditional on the Scheme becoming Effective (“MAC Warrants Condition”). As at the Last Practicable Date, MAC has 3,187,500 MAC Warrants on issue with an exercise price of US$12.50 and an expiry date of 15 June 2028. The MAC Warrants were issued to Sprott in connection with the financing of the acquisition of CMPL by MAC and continue to be held by Sprott. On 27 May 2025, the MAC and Sprott entered into the Warrant Cancellation Deed, thereby satisfying the MAC Warrants Condition. Pursuant to the Warrant Cancellation Deed, the MAC Warrants are to be cancelled for consideration comprising an amount in U.S. dollars calculated with the following formula: x = A – D where: A = the Scheme Consideration; B = the price at which a MAC Share may be purchased on the exercise of a MAC Warrant immediately prior to the occurrence of the relevant change of control event, expressed as a real number, which is currently $12.50 per MAC Share; C = the value of a MAC Warrant as calculated using the Black-Scholes Warrant Model for a Capped American Call on Bloomberg Financial Markets, expressed as a real number; D = B – (B – (A – C)); and the minimum value of (A – C) is zero; and The cancellation of the MAC Warrants under the Warrant Cancellation Deed is subject to: • either: — ASX granting a waiver of Listing Rule 6.23.2 in relation to the cancellation of the Warrants; or — MAC Shareholders approving the cancellation of the Warrants on the terms set out in the Warrant Cancellation Deed; and • a change of control event in relation to MAC, such as the Scheme, becoming effective before 31 January 2026. 65

9. Voting Intention Statements Prior to the announcement of the Transaction, MAC received voting intentions statements representing approximately 20.1% of the MAC Shares on issue as at 27 May 2025, from OR Royalties, Sprott, Victor Smorgon, Fourth Sail and Bluescape, each confirming that, in the absence of a Superior Proposal, they will attend (either in person, by proxy, power of attorney or as corporate representative) the Court Meeting and will vote or cause to be voted, by proxy, instruction or otherwise, all of the MAC Shares and MAC CDIs (as applicable) held by them at the Scheme Voting Record Time in favour of the Scheme. Each of OR Royalties, Sprott, Victor Smorgon, Fourth Sail and Bluescape are not restricted by their respective voting intention statements from disposing of or otherwise dealing in MAC Shares and MAC CDIs (as applicable) held by them prior to the date of the Court Meeting. Accordingly, there can be no assurance that at the Scheme Voting Record Time, Fourth Sail, OR Royalties, Sprott, Victor Smorgon and Bluescape will hold or control the same number of MAC Shares or MAC CDIs that they held on 27 May 2025. Details of the respective interests of Fourth Sail, OR Royalties, Sprott, Victor Smorgon and Bluescape in MAC Shares and MAC CDIs as at 27 May 2025 are set out in section 6.2 of Part VI (Additional Information) of this Document. In addition, as set out in the Announcement, each MAC Director has confirmed that, in the absence of a Superior Proposal, they intend to vote, or cause to be voted, all MAC Shares or MAC CDIs held or controlled by them in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolution at the General Meeting. Further details of the MAC Directors’ voting intentions are set out in section 6.1 of Part VI (Additional Information) of this Document. 10. Description of the Scheme and the Meetings 10.1 The Scheme The Transaction is to be implemented by means of a members’ scheme of arrangement between MAC and the Scheme Shareholders (being the registered holders of MAC Shares as recorded in the Share Register at the Scheme Record Time) pursuant to Article 125 of the Jersey Companies Law. The procedure requires approval by Scheme Shareholders and MAC Shareholders at the Court Meeting and the General Meeting, respectively, and sanction of the Scheme by the Court. Further details are set out in section 2.2 of Part II (Explanatory Statement) of this Document, with the Scheme set out in full in Part IV (The Scheme of Arrangement) of this Document. The purpose of the Scheme is to provide for Harmony to become the holder of the entire issued and to be issued share capital of MAC. This is to be achieved by transferring the Scheme Shares held by Scheme Shareholders to Harmony, in consideration for which the Scheme Shareholders will be entitled to receive the Scheme Consideration. The transfer of the Scheme Shares to Harmony, provided for in the Scheme, will result in the entire issued and to be issued share capital of MAC being held by Harmony and MAC becoming a wholly owned Subsidiary of Harmony. Prior to the Scheme Record Time, MAC may allot and issue MAC Shares pursuant to the vesting and/or exercise of MAC RSUs, MAC PSUs and MAC DSUs pursuant to the MAC Incentive Plans. MAC will not issue any MAC Shares after the Scheme Record Time until the Scheme has become Effective. Further details on the MAC Incentive Plans are set out in section 7 of Part II (Explanatory Statement) of this Document. The expected timetable of the principal events of the Transaction and Scheme is set out on pages 24 to 25 of this Document. It is currently expected that the Scheme will become Effective in the fourth quarter of 2025, subject to the satisfaction or (where applicable) waiver of all the relevant Conditions. Further details on the Conditions are set out in Part III (Conditions to the Implementation of the Scheme and to the Transaction) of this Document. 10.2 MAC Meetings Before the Court’s sanction can be sought for the Scheme, the Scheme requires the approval by Scheme Shareholders at the Court Meeting. The Scheme must be approved by a majority in number of Scheme Shareholders present and voting, whether in person, online or by proxy, representing not less than 75% of the voting rights of the Scheme Shares voted by those Scheme Shareholders. In addition, the General Meeting Resolution must be passed at the General Meeting to authorise the MAC Directors to implement the Scheme and to deal with certain ancillary matters relating to the implementation of the Scheme which require the approval of MAC Shareholders present and voting representing not less than two-thirds of the votes cast at the General Meeting (either in person, by proxy, power of attorney or as corporate representative). The General Meeting will be held immediately after the Court Meeting. Notices of the Court Meeting and the General Meeting are set out in Part IX (Notice of Court Meeting) and Part X (Notice of General Meeting) of this Document, respectively. 66

As set out in section 9 of Part II (Explanatory Statement) of this Document, MAC has received voting intention statements representing approximately 20.1% of the MAC Shares, as at 27 May 2025, from MAC Securityholders each confirming that, in the absence of a Superior Proposal, they will attend the Court Meeting and will vote or cause to be voted all of the MAC Shares and MAC CDIs (as applicable) held by them at the Scheme Voting Record Time in favour of the Scheme.10 Other than as set out below, all holders of Scheme Shares (in the case of the Court Meeting) and MAC Shares (in the case of the General Meeting) whose names appear on the Share Register at the Scheme Voting Record Time, or, if any such Meeting is adjourned for more than 30 days, on the Share Register at 4:00 pm (New York time) on the date which is 10 days before the date set for such adjourned meeting, will be entitled to attend and vote at the Court Meeting and the General Meeting in person, by proxy or online via the Virtual Meeting Platform, in respect of MAC Shares registered in their name at the relevant time. Further information about how MAC Shareholders can attend and vote at the Court Meeting and General Meeting is set out on pages 11 to 15 of this Document and the Part IX (Notice of Court Meeting) in Part X (Notice of General Meeting) of this Document. (a) Court Meeting The Court Meeting has been convened at the direction of the Court for 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Friday, 29 August 2025 for Scheme Shareholders to consider and, if thought fit, approve the Scheme. At the Court Meeting, voting will be by poll and each Scheme Shareholder present in person, online or by proxy will be entitled to one vote for each Scheme Share held as at the Scheme Voting Record Time. The approval required at the Court Meeting is a majority in number of the Scheme Shareholders present and voting, whether in person, online or by proxy, representing not less than 75% of the voting rights of the Scheme Shares voted by those Scheme Shareholders. It is important that as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of opinion of Scheme Shareholders. Whether or not you intend to attend and/or vote at the Court Meeting (in person or online via the Virtual Meeting Platform), Scheme Shareholders are strongly advised to sign and return your PINK Proxy Form in accordance with the instructions set out in that form as promptly as possible and no later than 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Wednesday, 27 August 2025. The completion and return of the PINK Proxy Form will not prevent you from attending, speaking at, submitting written questions and voting at the Court Meeting in person or online via the Virtual Meeting Platform, if you are entitled to and wish to do so. However, any votes submitted by a Scheme Shareholder at the Court Meeting, whether in person or online, will render any proxy votes submitted at the Court Meeting on behalf of that Scheme Shareholder invalid. The securities represented by the accompanying PINK Proxy Form will be voted at the Court Meeting, and where a choice is specified in respect of any matter to be acted upon, will be voted or withheld from voting in accordance with the specification made on any ballot that may be called for. In the absence of such specification, proxies in favour of the Chair of the Court Meeting will be voted in favour of the Scheme at the Court Meeting. As the ultimate beneficial owner of MAC Shares, MAC CDI Holders have the right to direct CDN on how to vote the MAC Shares underlying MAC CDIs. Under the rules governing MAC CDIs, CDN is not permitted to vote on your behalf on any matter to be considered at the Court Meeting and the General Meeting unless you specifically instruct CDN how to vote. We encourage MAC CDI Holders to communicate your voting instructions to CDN in advance of the Court Meeting to ensure that your vote will be counted by completing the GREEN CDI Voting Instruction Form and returning it in accordance with the instructions specified on that form as promptly as possible and no later than 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Tuesday, 26 August 2025. (b) General Meeting The General Meeting has been convened for 1:00 pm (Jersey time) / 8:00 am (New York time) / 10:00 pm (Sydney time) on Friday, 29 August 2025 (or as soon after that time as the Court Meeting has been concluded or adjourned) for MAC Shareholders to consider and, if thought fit, pass the General Meeting Resolution necessary to implement the Scheme and certain related matters. 10. Each of the MAC Securityholders who provided voting intention statements are not restricted from disposing of or otherwise dealing in MAC shares or CDI’s held by them prior to the Scheme Voting Record Time. Accordingly, there can be no assurance that, at the Scheme Voting Record Time, Fourth Sail, OR Royalties, Sprott, Victor Smorgon and Bluescape will hold the same number of MAC Shares or MAC CDIs that they held on 27 May 2025. Details of the respective interests of Fourth Sail, OR Royalties, Sprott, Victor Smorgon and Bluescape in MAC Shares and MAC CDIs at 27 May 2025 are set out in section 6.2 of Part VI (Additional Information) of this Document. 67

The General Meeting Resolution is proposed to approve: • giving the MAC Directors the authority to take all necessary action to carry the Scheme into effect; and • amending the Articles of Association as described in section 10.3 of Part II (Explanatory Statement) of this Document. At the General Meeting, voting on the General Meeting Resolution will be by poll and each MAC Shareholder present in person, online or by proxy will be entitled to one vote for each MAC Share held as at the Scheme Voting Record Time. The General Meeting Resolution must be passed by not less than two-thirds of the votes cast on the General Meeting Resolution (by MAC Shareholders attending the General Meeting, whether in person or online via the Virtual Meeting Platform or by proxy). The completion and return of the WHITE Proxy Form will not prevent you from attending, speaking at, submitting written questions and voting at the General Meeting in person or online via the Virtual Meeting Platform, if you are entitled to and wish to do so. However, any votes submitted by a MAC Shareholder at the General Meeting, whether in person or online, will render any proxy votes submitted at the General Meeting on behalf of that MAC Shareholder invalid. The securities represented by the accompanying WHITE Proxy Form will be voted at the General Meeting, and where a choice is specified in respect of any matter to be acted upon, will be voted or withheld from voting in accordance with the specification made on any ballot that may be called for. In the absence of such specification, proxies in favour of the Chair of the General Meeting will be voted in favour of the General Meeting Resolution at the General Meeting. MAC CDI Holders should communicate voting instructions to CDN in advance of the Court Meeting to ensure that your vote will be counted by completing the YELLOW CDI Voting Instruction Form and returning it in accordance with the instructions specified on that form as promptly as possible and no later than 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Tuesday, 26 August 2025. (c) Court Sanction Hearing Pursuant to Article 125(2) of the Jersey Companies Law, the Scheme requires the sanction of the Court. The Court Sanction Hearing will be held in the fourth quarter of 2025 at the Royal Court of Jersey, Royal Court House, Royal Square, St. Helier, Jersey JE1 1JG. A date of 9 October 2025 (Jersey time) has been provisionally booked for the Court Sanction Hearing, but that date remains subject to change depending on a number of factors including, but not limited to, the timing for the satisfaction or (where applicable) waiver of the Conditions. If the date for the Court Sanction Hearing changes, MAC will, as soon as practicable, confirm the revised date for the Court Sanction Hearing by a public announcement filed with, or furnished to, the SEC and released to the ASX and by making such announcement available on MAC’s website at www.maccopperlimited.com. Scheme Shareholders are entitled to attend the Court Sanction Hearing to support or oppose the Scheme in person or to be represented by a Jersey advocate, should they wish to do so. Scheme Shareholders may also submit written statements regarding the scheme for the Court’s consideration, to arrive not less than two Business Days before the date of the Court Sanction Hearing. Such statements can be made either: • by email sent to MACScheme@ogier.com; or • in writing, addressed to MAC Scheme Correspondence, c/o Ogier (Jersey) LLP, 3rd Floor, 44 Esplanade, St Helier, Jersey, JE4 9WG. Following sanction of the Scheme by the Court, the Scheme will become Effective in accordance with its terms upon a copy of the Court Order being delivered to the Registrar of Companies. Upon the Scheme becoming Effective, it will be binding on all Scheme Shareholders, whether or not they were present at the Court Meeting or the General Meeting and whether or not voted on, or in favour of or against, the Scheme or the General Meeting Resolution. If the Scheme does not become Effective by the End Date (or such later date as may be agreed in writing by MAC and Harmony as the Court may approve (if such approval is required)), the Scheme will not become Effective and the Transaction will not proceed. 10.3 Amendments to the Articles of Association It is proposed, pursuant to the General Meeting Resolution, to amend the Articles of Association to ensure that any MAC Shares issued on the exercise of entitlements and awards under the MAC Incentive Plans or otherwise between the Scheme Voting Record Time and the Scheme Record Time will be subject to the Scheme. It is also proposed to amend the Articles of Association so that any MAC Shares issued to any person other than Harmony or its nominee(s) at or after the Scheme Record Time will be automatically acquired by Harmony on the same terms as under the Scheme (other than terms as to timing and formalities). 68

The General Meeting Resolution set out in the notice of the General Meeting in Part X (Notice of General Meeting) of this Document seeks the approval of MAC Shareholders for such amendments. 10.4 Entitlement to vote at the Meetings All holders of Scheme Shares (in the case of the Court Meeting) and MAC Shares (in the case of the General Meeting) whose name appears on the Share Register at the Scheme Voting Record Time (being 4:00 pm (New York time) on Tuesday, 29 July 2025) will be entitled to attend and vote on all resolutions to be put to the Court Meeting and the General Meeting (as applicable) (in each case, in person, by proxy or online via the Virtual Meeting Platform). If either Meeting is adjourned for more than 30 days, only those Scheme Shareholders (in the case of the Court Meeting) and MAC Shareholders (in the case of the General Meeting) on the Share Register at 4:00 pm (New York time) on the day which is 10 days before the adjourned meeting will be entitled to attend and vote (in each case, in person, by proxy or online via the Virtual Meeting Platform). Each eligible Scheme Shareholder and MAC Shareholder is entitled to appoint a proxy or proxies to attend and, on a poll, to vote (in each case, in person or online via the Virtual Meeting Platform), instead of him or her. A proxy need not be a MAC Shareholder, MAC Shareholder or a MAC CDI Holder. The completion and return of the Proxy Forms will not prevent you from attending, speaking at, submitting written questions and voting at the Court Meeting or the General Meeting, in each case either in person or online via the Virtual Meeting Platform as described in the opening pages of this Document and the Virtual Meeting Guides, if you are entitled to and wish to do so. However, any votes submitted by a Scheme Shareholder or MAC Shareholder at the Court Meeting or the General Meeting, whether in person or online, will render any proxy votes submitted at the Court Meeting or General Meeting on behalf of that Scheme Shareholder or MAC Shareholder invalid. The securities represented by the accompanying Proxy Forms will be voted at the Meetings, and where a choice is specified in respect of any matter to be acted upon, will be voted or withheld from voting in accordance with the specification made on any ballot that may be called for. In the absence of such specification, proxies in favour of the Chair of each of the Court Meeting and the General Meeting will be voted in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolution at the General Meeting. MAC CDI Holders will not be entitled to participate in the Meetings, except that they may attend the Meetings as an observer and may submit written questions to the Company in advance of the Meetings. MAC CDI Holders as of the Scheme Voting Record Time will be entitled to direct CDN on how to vote the Scheme Shares and MAC Shares underlying MAC CDIs by completing and returning CDI Voting Instruction Forms in accordance with the instructions specified on that form. Holders of a book entry, beneficial or otherwise controlling voting and economic interest in a MAC Share as at the Scheme Voting Record Time, the legal ownership of which is held on their behalf by a broker, investment firm, clearing house or similar third party, and whose names do not therefore appear in the Share Register, will not be entitled to attend, speak at, submit written questions to, vote at or otherwise participate in either the Court Meeting or the General Meeting (whether in person or online via the Virtual Meeting Platform). They will be able to observe (but not participate in) the Court Meeting and the General Meeting online via the Virtual Meeting Platform, as described in the opening pages of this Document and the Virtual Meeting Guides. Such persons will be entitled to instruct their broker, investment firm, clearing house or similar third party how to vote the MAC Shares in which they have a beneficial interest in accordance with the instructions provided to them by that broker, investment firm, clearing house or similar third party. If you are a MAC Securityholder and you have not received any of these documents, please contact the shareholder helpline on: If you are a MAC Shareholder Call toll-free in US: +1 (800) 662-5200 Outside of US: +1 (203) 658-9400 If you are a MAC CDI Holder Within Australia: 1300 229 418 Outside Australia: +61 2 9066 4059 Alternatively, MAC Shareholders and MAC CDI Holders can contact Sodali & Co by email at MAC@info.sodali.com. Please note that Sodali & Co cannot provide any financial, legal or tax advice and calls may be recorded and monitored for security and training purposes. Further information on the actions to be taken is set out on pages 11 to 15 of this Document. 69

10.5 Modifications to the Scheme The Scheme contains a provision for MAC and Harmony jointly to consent (on behalf of all persons concerned) to any modification of, or addition to, the Scheme or to any condition which the Court may approve or impose. The Court would be unlikely to approve or impose any modification of, or addition or condition to, the Scheme which might be material to the interests of Scheme Shareholders unless Scheme Shareholders were informed of any such modification, addition or condition. It would be for the Court to decide, in its discretion, whether or not a further meeting of Scheme Shareholders should be held in those circumstances. 10.6 Conditions to the Transaction The Conditions to the Transaction are set out in Part III (Conditions to the Implementation of the Scheme and to the Transaction) of this Document. The Scheme shall only become Effective, if, among other things, all the relevant Conditions are satisfied or (where applicable) waived before the End Date or such later date as may be agreed by Harmony and MAC (as the Court may approve (if such approval(s) are required)). Upon the Scheme becoming Effective: • it shall be binding on all Scheme Shareholders and MAC Shareholders, whether or not they were present at the Court Meeting or the General Meeting and whether or not they voted on, or in favour of or against, the Scheme or the General Meeting Resolution; and • share certificates, DRS statements and CHESS Holding Statements in respect of MAC Shares or MAC CDIs will cease to be valid and should be delivered up to MAC (at request) or destroyed, and entitlements to MAC Shares held through DTC and CDN will be cancelled. 11. Transaction-related arrangements 11.1 Implementation Deed Each of MAC, Harmony and Harmony Parent entered into the Implementation Deed on 27 May 2025 in connection with the Transaction. The full Implementation Deed is set out in the Announcement. The key terms of the Implementation Deed are summarised in the following table. Term Details Conditions The Conditions to the Transaction are set out in Part III (Conditions to the Implementation of the Scheme and to the Transaction) of this Document. Recommendation by MAC Directors MAC must use its best endeavours to procure that each MAC Director: • recommends (unanimously with all the other MAC Directors) that, subject to there being no Superior Proposal, Scheme Shareholders vote at the Court Meeting, in favour of the Scheme; • participates in reasonable efforts to promote the Scheme; and • does not withdraw, qualify, or adversely change, modify or revise (including, without limitation, by making any public statement supporting, endorsing or recommending any Competing Proposal or to the effect that he or she no longer supports the Scheme) his or her recommendation prior to the Implementation Date unless MAC receives a Superior Proposal or the change is required by the Court. Implementation of the Transaction Subject to the terms of the Implementation Deed, the parties will use their best endeavours to do and execute, or procure the doing or execution of, each necessary or desirable act, document and thing reasonably within its power to implement the Transaction. 70

Term Details Conduct of business MAC must conduct its business in the usual and ordinary course and in a manner generally consistent with the manner in which such business was conducted during the period beginning on the date that is 12 months prior to the date of the Implementation Deed. Additionally, subject to certain exceptions, MAC must not without Harmony’s consent (amongst other things): • voluntarily terminate, relinquish, dispose of, fail to renew, sell or grant any option or interest over, any MAC tenement or any part of a MAC tenement (as listed out in Schedule 5 of the Implementation Deed); • enter into or amend any agreement with, or incur any commitment to, a related party; • enter into any agreement, or incur any commitment, involving any expenditure of more than US$2,000,000 or with a term of more than two years other than in the ordinary course of business or in relation to matters in its disclosed budget to Harmony; • incur financial indebtedness exceeding US$2,000,000 other than intragroup loans, trade creditors and employee liabilities in the ordinary course, in connection with vehicle / equipment financing, re-drawing existing facilities or as disclosed in the data room; • create any security interests over all or a material subset of MAC’s assets; • not acquire, invest or dispose of any asset or business of more than US$2,000,000 in aggregate; and • terminate, suspend or waive any material right under or amend in a material manner any material contract (including existing operational contracts). These restrictions are subject to certain exceptions, such as: • required in connection with the Scheme or has been fairly disclosed to Harmony or in prior announcements; • required by applicable law or regulations, the rules of the NYSE and ASX, existing contracts fairly disclosed or by any order of a court or government agency; • required to reasonably and prudently respond to changes in market and operating conditions affecting MAC’s business; • required to drawdown on existing facilities or in repayment of any financial indebtedness as and when they become due and payable; • required to reasonably and prudently respond to regulatory or legislative changes (including changes to subordinate legislation), provided MAC consults with Harmony in good faith; and • that is a reasonably necessary and prudent response to any emergency or disaster. Representations and warranties The Implementation Deed contains customary representations and warranties from MAC and Harmony for a transaction of this type. Those representations and warranties are set out in Schedule 2 (in the case of MAC) and Schedule 3 (in the case of Harmony) of the Implementation Deed. 71

Term Details Exclusivity Exclusivity restrictions The Implementation Deed contains customary exclusivity provisions in favour of Harmony under which, during the Exclusivity Period, MAC must not, and must procure that each other MAC Group Member and their employees, agents, officers, directors, advisers or financiers (and in the case of advisers and financiers, their employees, officers and agents) (“Representatives”) do not directly or indirectly: • (no shop) solicit, encourage, facilitate, initiate or invite any enquiries, expressions of interest, offers, proposals, discussions or negotiations in relation to, or that could reasonably be expected to lead to the making of, an actual, proposed or potential Competing Proposal or communicate to any person any intention to do any of these things; • (no talk) negotiate, accept or enter into, or offer or agree to negotiate, accept or enter into with, any person in relation to, or which would reasonably be expected to lead to the making of; or facilitate, participate or continue in any negotiations or discussions with any other person regarding, a Competing Proposal or any expression of interest, offer or proposal by any person in relation to any agreement, understanding or arrangement that may be reasonably expected to lead to a Competing Proposal, even if that person’s Competing Proposal was not directly or indirectly solicited, invited, encouraged or initiated by MAC or any of its Representatives; and • (no due diligence) provide to any person (other than Harmony or any of its Representatives) or facilitate any such person receiving any non-public information, which they have not previously been provided with, with a view to obtaining, or which would reasonably be expected to encourage or lead to such person formulating, developing or finalising, or assisting in the formulation, development or finalisation of, a Competing Proposal. Fiduciary out The “no talk” and “no due diligence” restrictions do not restrict MAC or the MAC Board from taking or refusing to take any action with respect to an actual, proposed or potential Competing Proposal (in relation to which there has been no contravention of the exclusivity restrictions) provided that the MAC Board has determined, in good faith after: (a) consultation with its financial advisers, that the actual, proposed or potential Competing Proposal is, or could reasonably be expected to lead to, a Superior Proposal; and (b) receiving written advice from its legal advisers that failing to respond to such an actual, proposed or potential Competing Proposal would (or may be reasonably likely to) constitute a breach of the MAC Board’s fiduciary or statutory duties or obligations. Matching right During the Exclusivity Period, MAC must as soon as reasonably practicable (and in any event within 48 hours) notify Harmony if it or any of its Representatives becomes aware of: • any approach, enquiry, expression of interest, offer or proposal made to, or received by, or any discussion, negotiation, communication or other contact with, MAC or any of its Representatives; or • any request made by any person to, or received by, MAC or any of its Representatives for any non-public information, in connection with, or which may reasonably be expected to lead to, any actual, proposed or potential Competing Proposal, whether direct or indirect, solicited or unsolicited and in writing or otherwise. (Continued next page ...) 72

Term Details Exclusivity (continued) Where the MAC Board has, in good faith and acting reasonably, after: (a) consultation with its financial advisers, that the actual, proposed or potential Competing Proposal is, or could reasonably be expected to lead to, a Superior Proposal; and (b) receiving written advice from its legal advisers that failing to respond to such an actual, proposed or potential Competing Proposal would (or may be reasonably likely to) constitute a breach of the MAC Board’s fiduciary or statutory duties or obligations, MAC must provide Harmony with a written notice detailing as such and the material terms of the Competing Proposal (“Matching Right Notice”). Harmony then has the right, but not the obligation, within five Business Days of receiving that Matching Rights Notice to announce or formally provide to MAC a matching, equivalent or superior proposal or other counter-proposal to the terms of such Competing Proposal (“Counterproposal”). If Harmony has not announced or formally provided MAC any such Counterproposal within that period, or the MAC Board has determined, in good faith and acting reasonably, that such Counterproposal would not produce an equivalent or superior outcome for MAC Shareholders (as a whole) as compared to the outcome that would be provided by such Competing Proposal, taking into account all respective terms and conditions and other aspects of such Counterproposal, then: • each MAC Director may withdraw or change their recommendation, or publicly recommend or support the Competing Proposal; and • MAC may enter into any agreement, arrangement or understanding to undertake or give effect to the Competing Proposal. For further information, refer to clause 7 of the Implementation Deed. Break Fee and reverse break fee Under the Implementation Deed, Harmony is entitled to receive a Break Fee of US$23,557,692 under certain specified circumstances, including where MAC has accepted and implemented a Competing Proposal, which the MAC Board, after taking advice from the Company’s financial and legal advisors and giving Harmony an opportunity to improve the terms of the Transaction, determines in the exercise of its fiduciary duties to be a Superior Proposal to the Transaction. MAC is also entitled to receive a reverse break fee of US$11,778,846, where MAC has terminated the Implementation Deed for an unremedied material breach of the Implementation Deed by Harmony. Termination Termination by either party Each of MAC and Harmony may terminate the Implementation Deed in certain circumstances, including: • if a Condition is not satisfied in accordance with the terms of the Implementation Deed; • if a party has committed a material unremedied breach of the Implementation Deed; • if the Court fails to make orders to convene the Court Meeting or to sanction the Scheme; or • if the Scheme is not Effective by the End Date. Termination by Harmony Harmony may terminate the Implementation Deed in certain circumstances, including: • if any MAC Director fails to recommend the Scheme, withdraws, adversely publicly changes, qualifies or modifies his or her recommendation, or make a public statement that it no longer recommends the Scheme; or • the MAC Board determines that a Competing Proposal is a Superior Proposal, or in any circumstances, MAC becomes obligated to pursue, give effect to and/or implement a Competing Proposal. (Continued next page ...) 73

Term	Details
Termination *(continued)*	**Termination by MAC** MAC may terminate the Implementation Deed if a majority of the MAC Directors publicly withdraw or adversely change their recommendation or recommend a Competing Proposal, in each case, provided that MAC has received a Competing Proposal, the MAC Board has determined that the Competing Proposal constitutes a Superior Proposal, MAC has complied with the exclusivity provisions set out in clause 7 of the Implementation Deed and, if the Break Fee becomes payable, MAC has paid such Break Fee.
Guarantee	The Implementation Deed contains customary guarantee and indemnity provisions in favour of MAC under which, Harmony Parent unconditionally and irrevocably guarantees due and punctual performance of Harmony's obligations under the Implementation Deed, and indemnifies MAC against all loss, actions, proceedings and judgements arising from any default or delay in the due and punctual performance of Harmony's obligations under the Implementation Deed and the Scheme.

11.2 Confidentiality Deed

MAC and a Harmony Subsidiary entered into the Confidentiality Deed pursuant to which the parties have undertaken, among other things, to not misuse or disclose confidential information (other than as permitted by the Confidentiality Deed) for a period of 24 months from the date of the Confidentiality Deed.

11.3 Warrant Cancellation Deed

MAC and Sprott entered into the Warrant Cancellation Deed, the details of which are set out in section 8 of Part II (*Explanatory Statement*) of this Document.

12. Compensation arrangements of MAC Senior Executives

The key management personnel of MAC are Michael McMullen (Chief Executive Officer), Morné Engelbrecht (Chief Financial Officer) and Chris Rosario (General Counsel) (together, the "**Senior Executives**"). The Senior Executives are compensated via a combination of fixed remuneration, performance based short term incentives and performance based long term incentives. Details of the remuneration to be paid to the Senior Executives over the current financial year are set out in the following table:

Name	Base Salary	STI Award (Target)	Superannuation/ Pension Contribution	LTIP	RSU/PSU Split
Michael McMullen	US$897,000	110% of Base Salary	US$20,000	290% of Base Salary	RSUs 40%/ PSUs 60%
Morné Engelbrecht	A$632,500	75% of Base Salary	A$30,000	150% of Base Salary	RSUs 40%/ PSUs 60%
Chris Rosario	A$632,500	75% of Base Salary	A$30,000	150% of Base Salary	RSUs 40%/ PSUs 60%

The executive employment agreements of each of the Senior Executives contain change of control related protections (the "**Management Change of Control Protections**"). The Management Change of Control Restrictions provide that if they are terminated without cause or resign for good reasons at any time during the 12 months following a change of control, they are entitled to the following entitlements:

- payment of their base salary and accrued vacation paid up to the end of the statutory notice period;
- payment of their short-term incentive award ("**STI Award**") for the current fiscal year pro-rata to the date of termination;
- payment of 24 months' of their base salary;

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• payment of an amount equal to: — in the case of Mr. McMullen, the greater of two times his STI Award in the prior fiscal year; and two times his target STI Award in the current fiscal year; and — in the case of Mr. Engelbrecht and Mr. Rosario, the greater of their STI Award in the prior fiscal year; and their target STI Award in the current fiscal year; and • issue of any outstanding awards under MAC’s Equity Incentive Plan pursuant to the terms of the Equity Incentive Plan. It is expected that the Scheme becoming Effective will constitute a change of control for the purpose of the Management Change of Control Protections and will result in, among other things, a diminution of status or title of the Senior Executives as they exist immediately before the occurrence of the change of control that would permit them to resign for a good reason following the change of control. MAC has agreed with Harmony that, subject to the Scheme becoming Effective and the Senior Executives resigning for a good reason in the 12 months after the Scheme becoming Effective, the entitlements set out in this section 12 of Part II (Explanatory Statement) of this Document will be paid in a lump sum on the latter of the date of Scheme becoming Effective and one business day after the resignation of the relevant Senior Executive. In connection with the Transaction, MAC has implemented a retention bonus program, with pre-agreed limits consented to by Harmony. All MAC Group employees are eligible to participate. The total limit of the program (without Harmony’s prior written consent) is approximately US$1.5 million. The MAC Board has utilised, and will continue to utilise, available funds under this program to retain key employees and to reward those who have demonstrated significant effort beyond their day-to-day responsibilities. 13. Delisting Pursuant to the Implementation Deed, MAC must, prior to the Effective Date, take, or cause to be taken, all actions and do or cause to be done all things, reasonably necessary, proper or advisable to cause the delisting of the MAC Shares from the NYSE and the termination of the registration of the MAC Shares under the U.S. Exchange Act, in each case as promptly as practicable after the Effective Date, provided that such delisting and termination shall not be effective until after the Effective Date, and apply to have trading in MAC CDIs on the ASX suspended from the close of trading on the Effective Date. As soon as practicable after the Effective Date, MAC will take all actions reasonably necessary, proper or advisable to apply to have MAC removed from the official list of ASX, and quotation of MAC Shares on the ASX terminated, by the close of trading on the trading day immediately following the Implementation Date or such other date after the Implementation Date as agreed in writing by MAC and Harmony. Accordingly, it is anticipated that: • MAC Shares will be delisted from the NYSE and the registration of MAC Shares under the U.S. Exchange Act will be terminated as promptly as practicable after the Effective Date; • trading in MAC CDIs on the ASX will be suspended from the close of trading on the ASX on the Effective Date; and • as soon as practicable after the Effective Date, MAC will apply to be removed from the official list of ASX, and have quotation of MAC CDIs on the ASX terminated, by the close of trading on the trading day immediately following the Implementation Date or such other date after the Implementation Date as agreed in writing by MAC and Harmony. 14. MAC Directors and the effect of the Scheme on their interests Details of the interests of MAC Directors in the share capital of MAC and the Incentive Awards that may be converted into MAC Shares or MAC CDIs are set out in section 5 of Part VI (Additional Information) of this Document. MAC Shares and MAC CDIs held by MAC Directors will be subject to the Scheme. The effect of the Scheme on the interests of the MAC Directors does not differ from the effect of the Scheme on the interests of other persons. 75

15. Settlement Subject to the Scheme becoming Effective, MAC will procure the implementation of the following settlement steps. (a) Payment of Scheme Consideration to Scheme Shareholders The Scheme Consideration will be paid to each Scheme Shareholder (excluding CDN) entitled to receive the Scheme Consideration pursuant to the Scheme in the ordinary course and in accordance with any valid existing payment instructions held by the Share Registry at the Scheme Record Time. Accordingly, such payments will be made as follows: • payments to Scheme Shareholders who hold their MAC Shares through DTC will be made in U.S. dollars in accordance with the individual arrangements between the Scheme Shareholders and their respective brokers, banks, trustees, custodians or other nominees; and • payments to Scheme Shareholders will otherwise be made as follows: — if a Scheme Shareholder has, before the Scheme Record Time, provided the Share Registry with wire instructions in accordance with the requirements of the Share Registry, paying, or procuring the payment of, the relevant amount in U.S. dollars, by electronic means in accordance with that wire instruction; or — dispatching, or procuring the dispatch of, a cheque drawn on a U.S. bank in U.S. dollars for the relevant amount to the Scheme Shareholder by prepaid ordinary post to their registered address, such cheque being drawn in the name of the Scheme Shareholder. If you have not previously notified the Share Registry of your nominated wire account or you would like to change your existing nominated wire account, you should contact the Share Registry to obtain a wire instruction form, on 877 373 6374 or +1 781 575 2879 between 8.00 am to 6.00 pm (New York time) on Monday to Friday excluding public holidays in the United States. All electronic funds transfer instructions and dispatch of cheques will be made by MAC as soon as practicable following the Implementation Date. None of MAC, Harmony or their respective agents or nominees shall be responsible for any loss or delay in transmission of the statements of entitlement or cheques sent to Scheme Shareholders in this manner. In the event of joint holders of Scheme Shares, payment will be made to the joint holder whose name stands first in the Share Register in respect of such joint holding at the Scheme Record Time (except in the case of payment made via cheque, which will be made out in the name of all joint holders). (b) Payment of Scheme Consideration to MAC CDI Holders Each MAC CDI Holder will receive the Australian dollar equivalent of the Scheme Consideration in respect of each Scheme Share underlying MAC CDIs held at the Scheme Record Time (converted at the Consideration Exchange Rate). Such payments will be made to MAC CDI Holders in accordance with existing payment instructions held by the CDI Registry at the Scheme Record Time. Accordingly, such payments will be made to MAC CDI Holders as follows: • if a MAC CDI Holder has, before the Scheme Record Time, made a valid election in accordance with the requirements of the CDI Registry to receive dividend payments from MAC by electronic funds transfer to a bank account nominated by the MAC CDI Holder, by paying, or procuring the payment of, the relevant amount in Australian dollars by electronic means in accordance with that election; • by dispatching, or procuring the dispatch of, a cheque drawn on an Australian bank in Australian Dollars for the relevant amount to the MAC CDI Holder by prepaid ordinary post to their registered address, such cheque being drawn in the name of the MAC CDI Holder; or • Global Wire Payment Service, if a MAC CDI Holder has elected to receive payments electronically in their local currency using the CDI Registry’s Global Wire Payment Service. If a MAC CDI Holder wishes to verify and/or update their bank account details, they can do this online at www.investorcentre. com/au prior to the Scheme Record Time. If a MAC CDI Holder has previously registered, they can log in using their User ID and password. If a MAC CDI Holder is not currently registered, they will need their HIN/SRN to register. The new user registration process requires an account verification code to be mailed to the registered address as an additional layer of security to protect the securityholding. MAC CDI Holders should allow sufficient time for delivery of the verification code so that they can update their bank account details in adequate time before the Scheme Record Time. All electronic funds transfer instructions and dispatch of cheques will be made by MAC as soon as practicable following the Implementation Date as set out in the “Expected Timetable of Principal Events” of this Document. None of MAC, Harmony or their respective agents or nominees shall be responsible for any loss or delay in transmission of the statements of entitlement or cheques sent to MAC CDI Holders in this manner. In the event of joint holders of MAC CDIs, payment 76 will be made to the joint holder whose name stands first in the CDI Register in respect of such joint holding at the Scheme Record Time (except in the case of payment made via cheque, which will be made out in the name of all joint holders). (c) Consideration Exchange Rate MAC CDI Holders will receive the Australian dollar equivalent of the Scheme Consideration in respect of each Scheme Share underlying MAC CDIs held at the Scheme Record Time (converted at the Consideration Exchange Rate). MAC intends to obtain the amount of Australian dollars required in respect of the Scheme Consideration through one or more market transactions carried out over one or more Business Days following the Scheme Record Time. The number of transactions, time period required, exchange rate obtained and level of transaction and dealing costs associated with the conversion will depend on market conditions and the number of MAC CDIs. However, MAC will use all reasonable endeavours to obtain the best rate reasonably available in the market (including taking account of the size of the transactions and the time frames within which they are to be executed) at the relevant times and to ensure that the applicable transaction and dealing costs are on arm’s-length market terms. The Consideration Exchange Rate obtained by or on behalf of MAC will be applied such that all MAC CDI Holders who are to receive the Scheme Consideration in Australian dollars will receive the same amount of Australian dollars (as applicable) for each of their MAC CDIs. The Consideration Exchange Rate includes a deduction for any applicable and properly incurred transaction and dealing costs associated with the conversion. The direct cost of conversion to MAC CDI Holders who receive the Scheme Consideration to which they are entitled in Australian dollars is expected to be minimal but amounts payable to such MAC CDI Holders will be subject to the Consideration Exchange Rate actually obtained by or on behalf of MAC (which may be a lesser rate of exchange than the official U.S. dollar to Australian dollar exchange rate published by the Reserve Bank of Australia on the relevant payment date). For any MAC CDI Holders who receives the Scheme Consideration to which they are entitled in Australian dollars, the amount per MAC CDI received may, depending on the Consideration Exchange Rate, result in a payment at, below or above US$12.25 per MAC Share. MAC will announce the Consideration Exchange Rate that it obtains in accordance with the terms of the Scheme and the aggregate Australian dollar amounts payable to applicable MAC CDI Holders. In all cases, fluctuations in the U.S. dollar to Australian dollar exchange rate are at the risk of MAC Securityholders. Any MAC CDI Holder who wishes to receive a certain, fixed cash amount in U.S. dollars in respect of their Scheme Consideration may convert their holdings from MAC CDIs into MAC Shares by following the instructions set out below. (d) Conversion between MAC Shares and MAC CDIs MAC Securityholders may also convert (transmute) their holdings from MAC Shares into MAC CDIs, and from MAC CDIs into MAC Shares, by following the instructions set out on MAC’s website, at www.maccopperlimited.com or by contacting the Share Registry or CDI Registry (as applicable), by email at: • us.globaltransactions@computershare.com, for conversions from MAC Shares to MAC CDIs, and • au.globaltransactions@computershare.com, for conversions from MAC CDIs to MAC Shares. In either case, valid instructions for such conversion must be submitted no later than: • 4:00 p.m. one Business Day prior to the Effective Date (Sydney time) for conversion of MAC CDIs to MAC Shares; and • 4:00 p.m. one Business Day prior to the Effective Date (New York time) for conversion of MAC Shares to MAC CDIs, in order for the conversion into either MAC Shares or MAC CDIs to be reflected in the relevant registers at the Scheme Record Time. Non-registered Shareholders may become Scheme Shareholders by converting their interest in MAC Shares to a direct interest on the Share Register by contacting the relevant Intermediary that holds Scheme Shares or MAC Shares on their behalf. In doing so, Non-registered Shareholders would be treated as Scheme Shareholders for the purpose of the Scheme, including becoming entitled to attend and be heard at the Court Sanction Hearing, either in person or through a Jersey advocate, to support or oppose the Scheme, and may also submit written statements regarding the Scheme for the Court’s consideration. MAC CDI Holders may become Scheme Shareholders by converting their MAC CDIs into MAC Shares in the manner set out in paragraph 15(d) of Part II (Explanatory Statement) of this Document and then contacting the relevant Intermediary that holds Scheme Shares or MAC Shares on their behalf. 77

16. Taxation 16.1 Jersey taxation The comments set out in this section 16.1 of Part II (Explanatory Statement) of this Document are intended as a general guide only to certain Jersey stamp duty and transfer tax considerations applicable to the Scheme and do not constitute tax advice. Specifically, the comments do not deal with any other Jersey tax considerations which may be relevant for MAC Securityholders who are resident in Jersey. The disposal of the Scheme Shares will constitute a capital gain for Jersey resident MAC Shareholders. Capital gains are not subject to tax in Jersey and therefore no capital gains tax will be payable by the Jersey resident MAC Shareholders on the transfer of their Scheme Shares. Under current Jersey tax legislation, no stamp duty or other transfer tax is chargeable on the transfer of shares in a Jersey company unless such transfer: • conveys the right to occupy Jersey property; or • amounts to a transfer of a significant interest in a Jersey company (a significant interest is the ownership or control of more than 50% of the company) holding a direct or indirect interest in Jersey land or property, in which case the transfer will be subject to a form of stamp duty called “Enveloped Property Transaction Tax”. Therefore, no Jersey stamp duty or transfer tax is expected to be payable by MAC Shareholders on the transfer of their Scheme Shares. Stamp Duty may be payable on the grant of probate or letters of administration in Jersey in respect of a deceased’s estate. The rate of duty is dependent on the value of the Jersey estate and may be significant in high-value estates. In Jersey, the Goods and Services Tax (GST) is generally applicable to the supply of goods and services within the island. However, financial services, including the transfer of shares, are typically exempt from Jersey GST. Therefore, the transfer of Scheme Shares would not normally attract Jersey GST for the MAC Shareholders. Jersey resident MAC Shareholders who are registered for Jersey GST should seek independent advice in relation to their own particular circumstances. 16.2 U.S. taxation The following is a discussion of the material U.S. federal income tax considerations generally applicable to U.S. Holders with respect to the Transaction consummated as described in the Transaction Agreement and this Document. This discussion applies only to U.S. Holders who hold their MAC Shares as “capital assets” within the meaning of the Code (generally, property held for investment). This discussion is based upon the Code, Treasury Regulations promulgated thereunder, judicial authorities and administrative rulings and decisions, all as in effect on the date hereof. These authorities may change, possibly with retroactive effect, or be subject to differing interpretations, and any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion. For purposes of this summary, a person is a “U.S. Holder” if they are a beneficial owner of MAC Shares who is: • an individual citizen or resident of the U.S.; • a corporation or other entity taxable as a corporation created in or organised under the laws of the U.S., any state therein or the District of Columbia; or • an estate or trust the income of which is subject to U.S. federal income tax without regard to its source. This discussion does not describe all of the tax considerations that may be relevant to a U.S. Holder in light of the holder’s particular circumstances (such as the unearned income Medicare contribution tax or the alternative minimum tax). It also does not describe U.S. state and local and non-U.S. tax considerations. This discussion is not intended to be a complete analysis and does not address all potential tax considerations that may be relevant to a U.S. Holder. Moreover, this discussion does not address particular tax considerations that may be applicable to a U.S. Holder subject to special treatment under the Code, including: • certain financial institutions; • an insurance company; • a regulated investment company, real estate investment trust, or mutual fund; • a dealer or electing trader in securities that uses a mark-to-market method of tax accounting; • a person who holds MAC Shares as part of a “straddle”, integrated transaction or similar transaction; 78

• a person who holds MAC Shares in an individual retirement or other tax-deferred account; • a person whose functional currency is not the U.S. dollar; • a person who received MAC Shares pursuant to the exercise of employee stock options or otherwise as compensation or in connection with the performance of services; • a person required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451 of the Code; • a person who holds MAC Shares in connection with a trade or business conducted outside of the U.S.; • an entity or arrangement treated as a partnership or other flow-through entity (including an S corporation or a limited liability company treated as a partnership or disregarded entity for U.S. federal income tax purposes); or • a tax-exempt entity. If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds MAC Shares, the tax treatment of a partner in the partnership will depend upon the status of that partner and the activities of the partnership. Partners in a partnership that holds MAC Shares should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them. U.S. Holders should consult their tax advisors as to the U.S. federal income tax consequences of the Transaction, including the income tax consequences arising from the U.S. Holder’s own facts and circumstances, and as to any estate, gift, state, local or non-U.S. tax consequences arising out of the disposition of MAC Shares. (a) Exchange of MAC Shares The exchange of MAC Shares for cash pursuant to the Scheme will be a taxable transaction for U.S. federal income tax purposes. In general, and subject to the discussion in section 16.2(b) of Part II (Explanatory Statement) of this Document, a U.S. Holder who exchanges MAC Shares for cash pursuant to the Scheme will recognise capital gain or loss for U.S. federal income tax purposes. The amount of any such gain or loss will equal the difference, if any, between the amount of cash received with respect to such MAC Shares in the exchange and the U.S. Holder’s adjusted tax basis in such MAC Shares. A U.S. Holder’s adjusted tax basis generally will equal the price the U.S. Holder paid for such shares. Gain or loss will be determined separately for each block of MAC Shares (i.e., MAC Shares acquired at the same cost in a single transaction). Such gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the MAC Shares exceeds one year at the time of the completion of the Transaction. Any long-term capital gain recognised by a non-corporate U.S. Holder may be eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. (b) Passive foreign investment company considerations A foreign (i.e., non-U.S.) corporation will be a PFIC for U.S. federal income tax purposes if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and net gains from the disposition of passive assets. Based on the composition of its income and assets, the Company does not believe that it was a PFIC for the taxable year ended on 31 December 2024, and does not expect to be a PFIC for the current taxable year. However, because PFIC status is a factual determination based on the income, assets and activities of the Company for the entire taxable year (and in certain circumstances, the market price of MAC Shares, which may fluctuate), it is not possible to determine whether the Company will be characterised as a PFIC for any taxable year until after the close of the taxable year. Accordingly, there can be no assurance that the Company will not be considered a PFIC for the current taxable year. Additionally, although a foreign corporation’s PFIC determination will be made annually, a determination that the Company or its predecessor entity, Metals Acquisition Corp, is or was a PFIC in any taxable year included in the holding period of a U.S. Holder will continue to apply to subsequent years in which a U.S. Holder continues to hold shares in the Company, whether or not the Company is a PFIC in those subsequent years. Although uncertain, Metals Acquisition Corp, was likely classified as a PFIC for its taxable years ending 31 December 2021 and 31 December 2022 because of the nature of its income and assets for such years. 79

If a U.S. Holder’s MAC Shares are treated as stock of a PFIC under the rules described in this section 16.2(b) of Part II (Explanatory Statement) of this Document, gains recognised by that U.S. Holder upon the exchange of MAC Shares for cash would be allocated rateably over the U.S. Holder’s holding period for the MAC Shares. The amounts allocated to the taxable year of the exchange (and to any year before the Company, or Metals Acquisition Corp, as applicable, became a PFIC) would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate on ordinary income in effect for individuals or corporations, as appropriate for that taxable year, and an additional tax equal to the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax liability. Each U.S. Holder should consult its tax advisor concerning the effects of the PFIC rules on the ownership and disposition of MAC Shares, including the possibility of any available elections and the applicability of annual filing requirements. (c) Information reporting and backup withholding Payments pursuant to the Scheme that are made within the U.S. or through certain U.S.-related financial intermediaries generally are subject to information reporting and backup withholding unless: • the U.S. Holder of MAC Shares is a corporation or other exempt recipient; or • in the case of backup withholding, the U.S. Holder of MAC Shares provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against a holder’s U.S. federal income tax liability, provided the relevant information is timely furnished to the Internal Revenue Service. U.S. Holders should consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular circumstances as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local or non-U.S. jurisdiction. 16.3 Australian taxation The comments set out in this section 16.3 of Part II (Explanatory Statement) of this Document are a general outline of the key Australian income tax (including Capital Gains Tax), stamp duty, and GST consequences for certain MAC Securityholders in connection with the Scheme. This outline does not apply to MAC Securityholders who: • are subject to the taxation of financial arrangements rules in Division 230 of the Income Tax Assessment Act 1997 (ITAA 1997) in relation to gains and losses on their Scheme Shares; • are subject to special tax rules applicable to certain classes of entities such as tax-exempt organisations, insurance companies, superannuation funds with accounts in a tax-free pension phase or dealers in securities; • hold the Scheme Shares as trading stock or as a revenue asset (i.e. trading entities or entities who acquired the Scheme Shares for the purposes of resale at a profit); • are partnerships or individuals who are partners of such partnerships; • acquired their Scheme Shares, or any rights in relation to the Scheme Shares, pursuant to an employee share or option scheme, including one that is subject to Division 83A of the ITAA 1997; • acquired their Scheme Shares in respect of their directorship, employment or contract of service with the Company (or an associated company); • hold their Scheme Shares as an asset in a business that is carried on through a permanent establishment in Australia; • are under legal disability; • are exempt from Australian income tax; • change their tax residence whilst holding their Scheme Shares; • are ‘temporary residents’ as that term is defined in section 995-1(1) of the ITAA 1997; or • are subject to the investment manager regime under Subdivision 842-I of the ITAA 1997 in relation to their Scheme Shares. This outline is based on Australian tax laws and administrative practices of the Australian Taxation Office and other Australian revenue authorities as at the date of this Document (to the extent that those practices are publicly known) and 80 does not anticipate changes in the current law either by way of legislative action or Court decision. This outline is general in nature and is not intended to be an authoritative or complete statement of the law applicable to the circumstances of every MAC Securityholder and is not intended to be advice and should not be relied on as such. The tax consequences of the Scheme for each MAC Securityholder will vary depending on their specific profile, characteristics and circumstances. Accordingly, MAC Securityholders are strongly advised to obtain professional tax advice having regard to their own particular circumstances. (a) Disposal of Scheme Shares – Australian resident MAC Securityholders The following paragraphs are relevant to MAC Securityholders who are residents of Australia for Australian tax purposes (and do not hold and have never held their Scheme Shares in carrying on business through a permanent establishment outside of Australia), and who hold their Scheme Shares on capital account for Australian tax purposes (each being an “Australian Holder”). The disposal of the Scheme Shares will result in a CGT event for Australian Holders. The CGT event will happen on the date on which the transfer of Scheme Shares occurs. Australian Holders should make a capital gain from the disposal of their Scheme Shares to the extent that the capital proceeds (being the Scheme Consideration) received exceed the cost base of their Scheme Shares. Conversely, Australian Holders should make a capital loss from the disposal of their Scheme Shares to the extent that the capital proceeds (being the Scheme Consideration) received are less than the reduced cost base of their Scheme Shares. A capital loss may be used to offset a capital gain made in the same income year or may be carried forward to offset a capital gain made in future income years, subject to the satisfaction of certain loss recoupment tests. Capital losses cannot reduce or offset other income or non-capital gains. Australian Holders should seek their own tax advice in relation to the operation of these rules. Any resulting net capital gain after the application of any available capital losses and any available CGT discount (discussed in the following paragraphs) should be included in the Australian Holder’s assessable income and subject to Australian income tax at the Australian Holder’s applicable marginal tax rate. The cost base of an Australian Holder’s Scheme Shares will generally include the amount of money paid, or the value of any property given, in respect of the acquisition of the shares plus certain non-deductible incidental costs (such as brokerage fees) relating to the acquisition, holding and disposal of the Scheme Shares. The reduced cost base of the Scheme Shares would usually be determined in a similar, but not identical, manner. Australian Holders that are individuals, complying superannuation entities or trusts who have held their Scheme Shares for at least 12 months (disregarding the date of acquisition and the date of disposal) may be entitled to apply the CGT discount to reduce the amount of a capital gain resulting from the disposal of their Scheme Shares (after being reduced by any current year capital losses and prior year capital losses). The CGT discount rate for individuals and trustees is 50% and the CGT discount rate for complying superannuation entities is 33⅓%. The CGT discount is not available to Australian Holders that are companies or trusts that are taxed like companies. The availability of the CGT discount to beneficiaries of a trust will depend on the tax profile of the beneficiaries. Trustees should seek their own advice on how the CGT discount provisions will apply to them and beneficiaries. (b) Disposal of Scheme Shares – foreign resident MAC Securityholders The following paragraphs are relevant to MAC Securityholders who are not residents of Australia for Australian tax purposes (and do not hold and have never held their Scheme Shares in carrying on business through a permanent establishment in Australia), and who hold their Scheme Shares on capital account for Australian tax purposes (each being a “Foreign Holder”). Foreign Holders should only be subject to Australian CGT if their Scheme Shares are ‘indirect Australian real property interests’. Scheme Shares may be characterised as “indirect Australian real property interests” if both of the following requirements are satisfied: • the Foreign Holder and its “associates” hold a combined interest of 10% or more in the Company either at the time the Scheme Shares are disposed of (or are taken to have been disposed of) or for at least 12 months during the 24 months before the Scheme Shares are disposed of (for CGT purposes); and • at the time the Scheme Shares are disposed of, more than 50% of the value of the Company’s assets is attributable to direct or indirect interests in “taxable Australian real property”, being Australian real property (including leases of Australian land) or Australian mining, quarrying or prospecting rights over minerals, petroleum or quarrying materials situated in Australia. 81

The term ‘associate’ for these purposes is very broad. It includes: • entities that have majority ownership (50% or more of the voting shares) of or otherwise control the foreign tax resident MAC Securityholder; • entities which are majority owned or controlled by the foreign tax resident MAC Securityholder • a trustee of a trust where the foreign tax resident MAC Securityholder is capable of benefiting (whether directly or indirectly) under the trust; and • (generally) an associate of an associate. Foreign Holders who own, together with their associates, 10% or more of the Company shares on the Effective Date or have held such an interest during the requisite period should seek independent professional advice as to the tax implications of the Scheme. Any foreign resident individual MAC Securityholder who was previously a resident of Australia and chose to disregard a capital gain or capital loss on ceasing to be an Australian resident will be subject to Australian CGT consequences on disposal of their Scheme Shares as set out in section 16.3(a) of this Part II (Explanatory Statement) of this Document. (c) Foreign resident CGT withholding rules Broadly, where a non-resident disposes of an asset that is an “indirect Australian real property interest” (discussed previously), the buyer may be required to withhold an amount under Subdivision 14-D of Schedule 1 to the Taxation Administration Act 1953 (Cth) equal to 15% of, broadly, the total consideration paid to acquire the asset, i.e. the Scheme Consideration payable. However, a foreign resident MAC Securityholder who, together with their associates, do not hold a 10% or more interest in Scheme Shares (at the time of disposal or for at least 12 months during the 24 months prior to disposal of their Scheme Shares), should not be subject to CGT on the disposal of their Scheme Shares and, therefore, there should be no obligation for Harmony to withhold a portion of the Scheme Consideration to satisfy any Foreign Resident CGT Withholding Amount. If Harmony considers or reasonably believes a foreign resident MAC Securityholder to be a ‘relevant foreign holder’, that foreign resident MAC Securityholder will be provided (either together with this Scheme Booklet or separately) a Relevant Foreign Resident Declaration Form. The ‘relevant foreign holder’ will also be given the opportunity to seek a reduction in the rate of withholding from the Commissioner where they can establish that 15% of the gross sale proceeds exceeds their Australian income tax liability. If a reduction is successfully agreed with the Commissioner, that reduction will be advised to Harmony who will reduce the applicable rate of withholding for the ‘relevant foreign holder’ accordingly. A ‘relevant foreign holder’ for these purposes is any foreign resident MAC Securityholder who: • Harmony knows or reasonably believes their Scheme Shares constitute an indirect Australian real property interest; and • either: — Harmony knows is a foreign resident; — Harmony reasonably believes is a foreign resident; — Harmony does not reasonably believe is an Australian resident, and either the MAC Securityholder has an address outside Australia or Harmony is authorised to provide a financial benefit relating to the Transaction to a place outside Australia; or — the MAC Securityholder has a connection outside Australia of a kind specified in the relevant regulations under the ITAA 1997. Under clause 17(d) of the Implementation Deed, Harmony may deduct an amount from the Scheme Consideration payable to the relevant Foreign Holder and remit it to the Australian Commissioner of Taxation, if required under Subdivision 14-D of Schedule 1 to the Taxation Administration Act 1953 (Cth). However, if a Foreign Holder provides a declaration to Harmony confirming that, for a specified period (during which period the Scheme is implemented), its Scheme Shares are not ‘indirect Australian real property interests’, then Harmony should not deduct any amount from the Scheme Consideration payable to the relevant Foreign Holder, unless Harmony forms a view that it knows or suspects that the declaration is false. 82

(d) Stamp duty and GST The following paragraphs are intended as a general guide only to Australian stamp duty and GST considerations applicable to the Scheme and do not constitute tax advice. Under current Australian law, no stamp duty is chargeable on the transfer of shares in a Jersey company unless such transfer amounts to a transfer of a significant interest in a Jersey company (a significant interest is the ownership or in some circumstances control, of at least 50% of the company) holding a direct or indirect interest in landholdings in any Australian State or Territory with a specified minimum total market value, in which case the transfer will be subject to a form of stamp duty called “landholder duty” (or its statutory equivalent). However, no Australian landholder duty is expected to be payable by MAC Securityholders on the transfer of their Scheme Shares; and no GST should be payable by a MAC Securityholder on the transfer of their shares in the Company on the basis that either: • the supply is an input taxed financial supply; or • the supply is outside of the Australian GST net because the relevant parties are not registered (or required to be registered) for GST in Australia. However, MAC Securityholders may be charged GST on any costs they incur in disposing of MAC Shares or MAC CDIs. MAC Securityholders may be entitled to input tax credits or reduced input tax credits for such costs. MAC Securityholders who are registered for GST should seek independent GST advice in relation to their own particular circumstances. 17. Overseas MAC Securityholders 17.1 General The release, publication or distribution of this Document in or into or from jurisdictions other than Australia, Jersey, the United Kingdom or the United States may be restricted by law. Persons who are not resident in Australia, Jersey, the United Kingdom or the United States or who are subject to the laws of other jurisdictions should inform themselves of, and observe, any applicable requirements. In particular, the ability of persons who are not resident in Australia, Jersey, the United Kingdom or the United States to vote their Scheme Shares with respect to the Scheme at the Court Meeting, or to appoint another person as proxy to vote at the Court Meeting on their behalf may be affected by the laws of the relevant jurisdictions in which they are located. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Transaction disclaim any responsibility or liability for the violation of such restrictions by any person. This Document has been prepared for the purposes of complying with applicable Australian law, Jersey law and U.S. securities laws and the information disclosed may not be the same as that which would have been disclosed if this Document had been prepared in accordance with the laws of jurisdictions outside of Australia, Jersey and the United States. This Document and the Scheme are subject to Jersey disclosure requirements, which may be different from the requirements applicable in other jurisdictions. This Document is not a prospectus, or a prospectus exempted document. Unless otherwise determined by Harmony, and permitted by applicable law and regulation, the Transaction will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction or any other jurisdiction where to do so would violate the laws of that jurisdiction and no person may vote on the Scheme at the Court Meeting or the General Meeting Resolution at the General Meeting by any use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this Document will not be and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction, and persons receiving all documents relating to the Transaction (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Persons who are not resident in Australia, Jersey, the United Kingdom or the United States should inform themselves of, and observe, any applicable legal or regulatory requirements. Neither MAC nor the Transaction is subject to the requirements of the U.K. Takeover Code, the jurisdiction of the U.K. Panel nor is this Document a disclosure document for the purposes of the Corporations Act, and is not required to, and does not, contain all the information which would be required in a disclosure document under the Corporations Act. This Document has not been and will not be lodged or registered with ASIC, ASX or any other regulatory body or agency in Australia for review. 83

17.2 Additional information for U.S. investors The Transaction is being made to acquire the securities of a Jersey company that is a “foreign private issuer” as defined under Rule 3b-4 under the U.S. Exchange Act, and will be made by means of a members’ scheme of arrangement provided for under Jersey Companies Law. A transaction effected by means of a members’ scheme of arrangement is not subject to the tender offer rules or the proxy solicitation rules under the U.S. Exchange Act. Accordingly, the Scheme is subject to the disclosure requirements and practices applicable in Jersey to schemes of arrangement, which differ from the disclosure requirements of the U.S. tender offer rules and proxy solicitation rules and the U.S. Securities Act. Certain financial information relating to MAC that is included in this Document has been or will have been prepared in accordance with IFRS and may not, therefore, be comparable to financial information of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. The receipt of cash consideration by a U.S. holder for the transfer of its Scheme Shares pursuant to the Scheme will be a taxable transaction for U.S. federal income tax purposes and under applicable U.S. state and local laws. In addition, U.S. MAC Securityholders may be required to provide an applicable Internal Revenue Service Form W-8 or W-9 in order to prevent any backup withholding tax on the consideration received pursuant to the Scheme. Each U.S. MAC Securityholder is urged to consult their independent professional adviser immediately regarding the tax consequences of the Transaction applicable to them, including under applicable U.S. state and local laws. MAC is formed under the laws of Jersey. In addition, some or all of its officers and directors reside outside the United States, and some or all of its assets are or may be located in jurisdictions outside the United States. Therefore, investors may have difficulty effecting service of process within the United States upon those persons or recovering against MAC or its officers or directors on judgments of U.S. courts, including judgments based upon the civil liability provisions of U.S. federal securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment. It may not be possible to sue MAC or its officers or directors in a non-U.S. court for violations of U.S. securities laws. None of the securities referred to in this Document have been approved or disapproved by the SEC, any state securities commission in the United States or any other U.S. regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of the information contained in this Document. Any representation to the contrary is a criminal offence in the United States. 17.3 Australian securities law matters ASIC has granted an exception from the requirements in Division 5A of Part 7.9 of the Corporations Act in relation to unsolicited offers made by Harmony to acquire MAC Shares under the Scheme. The ASX has granted MAC a waiver of Listing Rule 6.23.2 to the extent necessary to permit MAC to cancel the MAC Warrants for consideration under the Warrant Cancellation Deed without obtaining the approval of MAC Shareholders. 18. Further information The terms of the Scheme are set out in full in Part IV (The Scheme of Arrangement) of this Document. Your attention is also drawn to the further information contained in this Document, all of which forms part of this Explanatory Statement, and, in particular, to the Conditions set out in Part III (Conditions to the Implementation of the Scheme and to the Transaction), and the additional information set out in Part VI (Additional Information) of this Document. Yours faithfully, The Board of Directors of MAC Copper Limited 84

PART III CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME AND TO THE TRANSACTION PART A CONDITIONS OF THE SCHEME AND THE TRANSACTION End Date 1. The Transaction is conditional upon the Scheme becoming unconditional (with all other Conditions being fulfilled or (if capable of waiver) waived) and Effective by not later than 11:59 pm (Jersey time) on 31 January 2026 or such later date (if any) as MAC and Harmony may agree in writing. Scheme Approval 2. The Scheme is subject to the following conditions: (a) approval of the Scheme by a majority in number (i.e. more than 50%) of Scheme Shareholders (being MAC Shareholders on the Share Register at the Scheme Voting Record Time) present and voting at the Court Meeting (whether in person, online or by proxy) representing not less than 75% of the voting rights of the MAC Shares cast; (b) the General Meeting Resolution being passed by not less than two-thirds of the MAC Shares voted at the General Meeting (whether in person, online or by proxy); and (c) the sanction of the Scheme by the Court (with or without modification, but subject to any non de minimis modification being on terms acceptable to MAC and Harmony acting reasonably and in good faith) and the delivery of a copy of the Court Order to the Registrar of Companies for registration. Other Conditions 3. The Transaction is conditional upon the following Conditions and, accordingly, the necessary actions to make the Scheme Effective will not be taken unless such Conditions (as amended if appropriate) have been satisfied or, where relevant, waived: FIRB Approval (a) Either: (i) Harmony has received a written notice under FATA, by or on behalf of the Australian Federal Treasurer, stating that the Commonwealth Government of Australia does not object to the acquisition by Harmony of the Scheme Shares pursuant to the Scheme, either unconditionally or subject only to conditions acceptable to Harmony, acting reasonably and in good faith having regard to the Australian Foreign Investment Review Board’s Guidance Notes published as at 27 May 2025; (ii) the Treasurer becomes precluded from making an order under Division 2 of Part 3 of the FATA in relation to the acquisition by Harmony of the Scheme Shares pursuant to the Scheme and the acquisition by Harmony of the Scheme Shares is not prohibited under the FATA; or (iii) if an interim order is made under FATA in respect of the acquisition by Harmony of the Scheme Shares, the subsequent period for making a final order prohibiting the acquisition of the Scheme Shares by Harmony elapses without a final order being made. SARB Approval (b) Harmony and any applicable Harmony Subsidiaries have received unconditional approval, or approval subject to conditions acceptable to Harmony (acting reasonably and in good faith) for the implementation of the Scheme and any intended funding of the Scheme Consideration, in accordance with South African Exchange Control Regulations and the Currency and Exchanges Manual for Authorised Dealers issued by the Financial Surveillance Department of the SARB. 85

ASIC and ASX (c) ASIC and ASX issue or provide any consents, waivers, relief or approvals, or have done any other acts, which MAC considers are reasonably necessary or desirable to implement the Scheme, and those consents, waivers, relief, approvals or other acts have not been withdrawn or revoked at that time. No Restraints (d) There is not in effect any: (i) permanent or temporary restraining order, permanent or temporary injunction or other final or preliminary decision, order, decree or ruling issued by any court of competent jurisdiction or Government Agency; (ii) action or investigation by any Government Agency; (iii) law, rule or regulation; or (iv) other legal restraint or prohibition, that restrains, prohibits or materially impedes the implementation of the Scheme. No Prescribed Occurrence (e) None of the following events occurring prior to the date of the Court Sanction Hearing other than as disclosed or otherwise permitted under the Implementation Deed: (i) MAC converting all or any of its securities into a larger or smaller number of securities; (ii) MAC resolving to reduce its share capital in any way or reclassifying, combining, splitting, redeeming, or repurchasing, directly or indirectly, any of its securities; (iii) any MAC Group Member: (A) entering into a buy-back agreement; or (B) resolving to approve the terms of a buy-back agreement under the any applicable law; or (C) issuing shares, or granting a performance right or an option over its shares, or agreeing to make such an issue or grant such a performance right or an option other than in a manner which is consistent with the Incentives Schedule, including on vesting or exercise of, or in respect of, an Equity Award existing as at the date of this deed or issued after the date of this deed in accordance with the Incentives Schedule. (iv) any MAC Group Member issuing, or agreeing to issue, securities convertible into shares; (v) MAC announcing, making or determining as payable, or declaring, paying or distributing any distribution, bonus or other share of its profits or assets, or incurring any liability to do so, whether by way of dividend, capital reduction or otherwise and whether in cash or in specie; (vi) a MAC Group Member disposing, or agreeing to dispose, of the whole, or a substantial part, of the MAC Group’s business or property; (vii) a MAC Group Member granting, or agreeing to grant, a security interest over the whole, or a substantial part, of the MAC Group’s business or property; (viii) any MAC Group Member permanently ceasing, or threatening to permanently cease, the whole or a material part of its business; (ix) an operating MAC Group Member resolving that it be wound up; (x) a liquidator or provisional liquidator of a MAC Group Member being appointed; (xi) a court making an order for the winding up of an operating MAC Group Member; (xii) an administrator of a MAC Group Member being appointed under any applicable law; (xiii) a MAC Group Member executing a deed of company arrangement; 86

(xiv) a receiver, or a receiver and manager, being appointed in relation to the whole, or a substantial part, of the MAC Group’s business or property; (xv) the MAC Shares and MAC CDIs ceasing quotation on the NYSE and ASX (as applicable); or (xvi) a MAC Group Member, authorising, agreeing, offering, committing or resolving to do any of the matters set out in above, whether conditionally or otherwise. No Material Adverse Change (f) No Material Adverse Change occurring in relation to MAC prior to the date of the Court Sanction Hearing. Relevant Consents (g) MAC having obtained all necessary consents, approvals, amendments, exemptions or waivers in respect of the Transaction (in a form and subject to such conditions which are satisfactory to Harmony (acting reasonably) from certain contractual counterparties and such consents, approvals, amendments, exemptions or waivers not having been withdrawn or revoked at the date of the Court Sanction Hearing, which includes entering into restructuring deeds or amendment and restatement documents in respect of the existing streaming arrangements with OR Royalties and the royalty with Glencore. Cancellation of MAC Warrants (h) The holder of the MAC Warrants has entered into the Warrant Cancellation Deed, so that all MAC Warrants will be cancelled upon the Scheme becoming Effective. PART B WAIVER AND INVOCATION OF CONDITIONS Each of MAC and Harmony may waive, in whole or in part, any or all of the Conditions in paragraphs 2 and 3 of this Part III (Conditions to the implementation of the Scheme and to the Transaction), provided that: • the Conditions in paragraphs 2(a), 2(b), 2(c), 3(a) and 3(b) cannot be waived; • the Conditions in paragraphs 3(c), 3(d), 3(g) and 3(h) may only be waived by written agreement between MAC and Harmony; and • the Conditions in paragraphs 3(e) and 3(f) may only be waived by Harmony in writing. 87

PART IV THE SCHEME OF ARRANGEMENT THE SCHEME OF ARRANGEMENT IN THE ROYAL COURT OF JERSEY SAMEDI DIVISION FILE NO. 2025/150 IN THE MATTER OF MAC COPPER LIMITED – AND – IN THE MATTER OF THE COMPANIES (JERSEY) LAW 1991 SCHEME OF ARRANGEMENT (under Article 125 of the Companies (Jersey) Law 1991) between MAC COPPER LIMITED and THE HOLDERS OF THE SCHEME SHARES (as defined below) PRELIMINARY (A) In this Scheme, unless inconsistent with the subject or context, the following expressions have the following meanings: “Aggregate Scheme Consideration” the Consideration multiplied by the total number of Scheme Shares; “Business Day” any day other than (a) a Saturday or Sunday or (b) a day on which banking and savings and loans institutions are authorized or required by law to be closed in the Bailiwick of Jersey, London, United Kingdom, Perth, Australia or New York, New York, United States of America; “CDI Registry” MAC’s CDI registry, being Computershare Investor Services Pty Limited; “CDN” CHESS Depositary Nominees Pty Limited, a proprietary limited company incorporated under the laws of Australia with company number 071 346 506; “Companies Law” the Companies (Jersey) Law 1991; “Consideration” has the meaning given in clause 2(a) of this Scheme; “Court” the Royal Court of Jersey; “Court Hearing” the hearing by the Court of the application to sanction this Scheme under Article 125 of the Companies Law; “Court Order” the act of the Court sanctioning this Scheme under Article 125 of the Companies Law; “Effective Date” has the meaning set out in clause 6(a) of this Scheme; “Excluded Shares” (i) any MAC Shares which are registered in the name of or beneficially owned by Harmony or any member of the Harmony Group or by their respective nominees and (ii) any MAC Shares held in treasury by MAC, as at the Scheme Record Time; 88

“Harmony” Harmony Gold (Australia) Pty Limited, a proprietary limited company incorporated under the laws of Australia with company number 091 439 333; “Harmony Parent” Harmony Gold Mining Company Limited, a private limited company incorporated under the laws of South Africa, with registration number 1950/038232/06; “Harmony Group” Harmony Parent and its subsidiary undertakings (as defined in the Companies Act 2006 of the United Kingdom) from time to time; “holder” registered holder and includes any person entitled by transmission; “Implementation Date” the fifth Business Day after the Scheme Record Time, or such other time and date as MAC and Harmony agree in writing with the consent of the Court (if required); “Latest Practicable Date” 7:00 a.m. (Jersey time) on 29 July 2025, being the latest practicable date before publication of the Scheme Document; “MAC” MAC Copper Limited, a limited company incorporated under the laws of the Bailiwick of Jersey, with company number 144625; “MAC CDI” a CHESS Depositary Interest representing a beneficial interest in a MAC Share; “MAC CDI Holder” a holder of MAC CDIs from time to time; “MAC Shares” ordinary shares of par value $0.0001 per share of MAC; “MAC Shareholder” a holder of MAC Shares from time to time; “Registrar of Companies” the Registrar of Companies in Jersey operated by the Jersey Financial Services Commission; “Scheme” this scheme of arrangement in its present form or with or subject to any modification, addition or condition which MAC and Harmony agree and which is approved or imposed by the Court; “Scheme Document” the scheme circular or other similar document containing the terms of the Scheme and the appropriate explanatory statement in compliance with Article 126(2) of the Companies Law (including a proxy statement) sent to MAC Shareholders and MAC CDI Holders, published by MAC in connection with this Scheme; “Scheme Record Time” means: (i) 5:00 p.m. (New York time) on the fifth Business Day after the Effective Date for Scheme Shareholders; and (ii) 7:00 p.m. (Sydney time) on the fifth Business Day after the Effective Date for MAC CDI Holders, or such other time and date as MAC and Harmony agree in writing with the consent of the Court (if required); “Scheme Shareholder” a holder of Scheme Shares; “Scheme Shares” MAC Shares (including MAC Shares represented by MAC CDIs): (i) on issue at the date of the Scheme Document; and (ii) (if any) issued after the date of the Scheme Document and before the Scheme Record Time (including, for the avoidance of doubt, any MAC Shares issued to satisfy the vesting of awards pursuant to existing incentive arrangements of MAC or any of its affiliates, in respect of which the original or any subsequent holder thereof shall be bound by this Scheme, or shall by such time have agreed to be bound by this Scheme), for each of (i) and (ii), remaining in issue at the Scheme Record Time, but not including any Excluded Shares); “Share Registry” MAC’s share registry, being Computershare Trust Company, N.A.; 89

“Trust Account” U.S. Dollar and Australian dollar denominated trust or segregated accounts which are operated by or on behalf of MAC as trustee for the Scheme Shareholders and MAC CDI Holders, details of which MAC must notify Harmony no later than 5 Business Days before the Implementation Date; and “Trust Period” has the meaning given in clause 3(g) of this Scheme. All references to clauses are to clauses of this Scheme. All references to “U.S. Dollars” and “$” are to the lawful currency of the United States of America. All references to “Australian Dollars” and “AUD” are to the lawful currency of Australia. All references to any statutory provision or law or to any order or regulation shall be construed as a reference to that provision, law, order or regulation as extended, modified, replaced or re-enacted from time to time and all statutory instruments, regulations and orders from time to time made thereunder or deriving validity therefrom. Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender. A reference to “includes” shall mean “includes without limitation”, and references to “including” and any other similar term shall be interpreted accordingly. (B) As at the Latest Practicable Date, the issued share capital of MAC consisted of 82,538,809 MAC Shares, all of which are credited as fully paid up. (C) As at the Latest Practicable Date, no MAC Shares are registered in the name of or beneficially owned by any member of the Harmony Group. (D) As at the Latest Practicable Date, there were no MAC Shares held in treasury. (E) Harmony has agreed to appear by its advocate at the Court Hearing and to submit to be bound by and undertake to the Court to be bound by this Scheme and to execute and do, or procure to be executed and done, all such documents, acts or things as may be necessary or desirable to be executed or done by them or on their behalf for the purpose of giving effect to this Scheme. (F) The provisions of this Scheme are subject to the Court sanctioning the Scheme at the Court Hearing and, accordingly, will not be effective until the Court Order has been delivered to the Registrar of Companies. THE SCHEME 1. Transfer of Scheme Shares (a) On the Implementation Date, Harmony (or its nominee(s)) shall acquire all legal and beneficial title to all of the Scheme Shares, fully paid-up, free from all liens, equities, charges, encumbrances, options, rights of pre-emption and other interests together with all rights at the Implementation Date or thereafter attached thereto including without limitation the rights to receive and retain all dividends and other distributions (if any) announced, declared, made or paid in respect of the Scheme Shares. (b) For such purposes, the Scheme Shares shall be transferred to Harmony (or its nominee(s)) and such transfer shall be effected by means of a form of transfer or other instrument or instruction of transfer given or executed by any person appointed by Harmony. Any such form of transfer or other instrument or instruction of transfer so given or executed shall be as effective as if it had been given or executed by the holder or holders of the Scheme Shares thereby transferred. (c) With effect from the Implementation Date, pending the transfer of the Scheme Shares pursuant to Clauses 1(a) and 1(b), each Scheme Shareholder irrevocably appoints Harmony as their attorney and/or agent and/or otherwise to exercise (in place of and to the exclusion of the relevant Scheme Shareholder) any voting rights attached to the Scheme Shares and any or all rights and privileges attaching to the Scheme Shares, to sign any consent to short notice of a general or separate class meeting and on their behalf to execute a form of proxy in respect of such Scheme Shares appointing any person nominated by Harmony to attend general and separate class meetings of MAC and authorises MAC to send to Harmony any notice, circular, warrant or other document or communication which may be required to be sent to them as a member of MAC, such that on and from the Implementation Date, no Scheme Shareholder shall be entitled to exercise any voting rights attached to the Scheme Shares or any other rights or privileges attaching to the Scheme Shares. 90

(d) MAC shall register or procure the registration of any transfer(s) of Scheme Shares effected in accordance with clauses 1(a) and 1(b) of this Scheme. 2. Consideration for the Transfer of Scheme Shares (a) In consideration of the transfer of Scheme Shares to Harmony and/or its nominee(s), each Scheme Shareholder (as appearing in the register of members of MAC at the Scheme Record Time) shall be entitled, in accordance with the terms of this Scheme, to receive an amount in cash, without interest, equal to $12.25 per Scheme Share held as at the Scheme Record Time, subject to any required withholding of taxes (the “Consideration”). 3. Settlement (a) Harmony’s obligation to pay the Consideration will be satisfied by Harmony depositing (or procuring the deposit), in cleared funds an amount equal to the Aggregate Scheme Consideration into the Trust Account before 12:00 p.m. (Jersey time) on the Business Day immediately before the Implementation Date, such amount to be held by MAC on trust for the Scheme Shareholders (excluding CDN) and MAC CDI Holders (in their respective proportions) for the purposes of paying the Consideration to Scheme Shareholders (excluding CDN) and MAC CDI Holders in accordance with clause 3(b) and 3(c) respectively. Harmony must promptly provide MAC with written confirmation of its payment into the Trust Account in accordance with this clause 3(a). (b) Subject to Harmony paying the Aggregate Scheme Consideration in accordance with clause 3(a), MAC must, as soon as practicable following the Implementation Date and from the Trust Account, pay (or procure the payment) to each Scheme Shareholder (excluding CDN), the Consideration in respect of each Scheme Share held by that Scheme Shareholder as at the Scheme Record Time, which obligation will be satisfied by MAC doing any of the following (in its absolute discretion): (i) if a Scheme Shareholder has, before the Scheme Record Time, provided the Share Registry with wire instructions in accordance with the requirements of the Share Registry, paying, or procuring the payment of, the relevant amount in U.S. Dollars, by electronic means in accordance with that instruction; or (ii) dispatching, or procuring the dispatch of, a cheque drawn on a U.S. bank in U.S. dollars for the relevant amount to the Scheme Shareholder by prepaid ordinary post to their registered address, such cheque being drawn in the name of the Scheme Shareholder. (c) Subject to Harmony paying the Aggregate Scheme Consideration in accordance with clause 3(a), MAC must, as soon as practicable on or after the Implementation Date and from the Trust Account, pay (or procure the payment) to each MAC CDI Holder, the Consideration in respect of each Scheme Share underlying MAC CDIs held by that MAC CDI Holder as at the Scheme Record Time in Australian Dollars (calculated with reference to the prevailing market exchange rate on the date of conversion net of any applicable and properly incurred transaction costs associated with the currency conversion), which obligation will be satisfied by MAC doing any of the following: (i) if a MAC CDI Holder has, before the Scheme Record Time, made a valid election in accordance with the requirements of the CDI Registry to receive dividend payments from MAC by electronic funds transfer to a bank account nominated by the MAC CDI Holder, paying, or procuring the payment of the relevant amount in Australian Dollars, by electronic means in accordance with that election; (ii) dispatching, or procuring the dispatch of, a cheque drawn on an Australian bank in Australian dollars for the relevant amount to the MAC CDI Holder by prepaid ordinary post to their registered address, such cheque being drawn in the name of the MAC CDI Holder; or (iii) Global Wire Payment Service, if a MAC CDI Holder has elected to receive payments electronically in their local currency using the CDI Registry’s Global Wire Payment Service. (d) Other than to the extent set out in this Scheme, all cash payments shall be in U.S. Dollars or Australian Dollars and shall be made payable to the Scheme Shareholder or MAC CDI Holder concerned (as applicable), or in the case of joint holders, to that joint holder whose name stands first in the register of members of MAC in respect of such joint holding at the Scheme Record Time (except in the case of payment made via cheque, which will be made out in the name of all joint holders). (e) MAC shall procure that, where the calculation of the Consideration in another currency would result in a MAC CDI Holder becoming entitled to a fraction of a cent, that fractional entitlement will be rounded up or down to the nearest whole cent and fractional entitlements of 0.5 of a cent will be rounded down to the nearest whole cent. 91

(f) None of MAC, Harmony or their respective agents or nominees shall be responsible for any loss or delay in the transmission of the statements of entitlement or cheques sent to Scheme Shareholders and MAC CDI Holders in accordance with this clause 3, which shall be posted at the risk of the Scheme Shareholder and MAC CDI Holder concerned. (g) Harmony will not seek or require payment of any unclaimed Consideration prior to the first business day after the twelfth anniversary of the Effective Date (the “Trust Period”) except with the permission of the Court. Following the expiration of the Trust Period, Harmony shall be entitled to require that any unclaimed Consideration be repaid to it on written request to MAC. 4. Certificates in Respect of Scheme Shares With effect from and including the Implementation Date: (a) all certificates representing Scheme Shares shall cease to be valid as documents of title to the shares represented thereby and every holder thereof shall be bound at the request of MAC to deliver up such certificates(s) to MAC or to destroy the same; and (b) appropriate entries will be made in the register of members of MAC to reflect the transfer of the Scheme Shares. 5. Mandates All mandates relating to the payment of dividends on any Scheme Shares and other instructions (including communications preferences) given to MAC by Scheme Shareholders in force at the Scheme Record Time relating to Scheme Shares shall, as from the Implementation Date, cease to be valid. 6. Effective Date (a) This Scheme shall become effective on such time and date that the Court Order has been delivered to the Registrar of Companies in Jersey for registration (the “Effective Date”). (b) Unless this Scheme has become effective on or before 31 January 2026 or such later date, if any, as MAC and Harmony may agree and the Court may allow, this Scheme shall never become effective. 7. Modification MAC and Harmony may jointly consent on behalf of all persons concerned to any modification of, or addition to, this Scheme or to any condition which the Court may approve or impose. 8. Governing Law This Scheme is governed by Jersey law and is subject to the exclusive jurisdiction of the Jersey courts. [•] 2025 92

PART V FINANCIAL INFORMATION 1. FINANCIAL INFORMATION RELATING TO MAC This Document incorporates certain information related to MAC by reference. To the extent there are inconsistencies between the information contained in this Document and the information contained in the documents filed with, or furnished to, the SEC and released to ASX prior to the date of this Document and incorporated herein by reference, the information in this Document shall be deemed to supersede the information in such incorporated documents. MAC incorporates by reference the documents listed below (other than any portions thereof that, under the U.S. Exchange Act and applicable SEC rules, are not deemed “filed” under the U.S. Exchange Act unless otherwise specified): • MAC’s Annual Report on Form 20-F for the year ended 31 December 2023, filed with the SEC on 28 March 2024 and MAC’s Amendment to MAC’s Annual Report on Form 20-F/A for the year ended 31 December 2023, filed with the SEC on 10 September 2024; • MAC’s Annual Report on Form 20-F for the year ended 31 December 2024, filed with the SEC on 28 March 2025; and • MAC’s unaudited trading update in respect of the quarter ended 30 June 2025 which was released to the ASX and filed with the SEC on 23 July 2025. MAC will provide to each person at their request, including any beneficial owner, to whom a Document is delivered, a copy of any or all of the reports or documents relating to MAC that have been incorporated by reference into this Document but not delivered with this Document. MAC will provide these reports and documents upon written or oral request at no cost to the requester. Please direct your request to MAC’s solicitation firm at the contact details provided below. Sodali & Co 430 Park Avenue, 14th Floor New York, NY 10022 Email: MAC@info.sodali.com If you are a MAC Shareholder Call toll-free in US: +1 (800) 662-5200 Outside of US: +1 (203) 658-9400 If you are a MAC CDI Holder Within Australia: 1300 229 418 Outside Australia: +61 2 9066 4059 In addition, copies of the reports and documents incorporated herein by reference may be accessed at MAC’s website at www.maccopperlimited.com. 2. FINANCIAL INFORMATION RELATING TO HARMONY This Document incorporates certain information related to the Harmony Group by reference. To the extent there are inconsistencies between the information contained in this Document and the information contained in the documents filed with the JSE prior to the date of this Document and incorporated herein by reference, the information in this Document shall be deemed to supersede the information in such incorporated documents. The Harmony Group incorporates by reference the documents listed below: • the audited accounts of the Harmony Group for the financial year ended 30 June 2023 are set out in pages 31 to 36 (both inclusive) in the 2023 Harmony Parent Financial Report available from Harmony Parent’s website at: https://www.harmony.co.za/investors/annual-reports/2023/; • the audited accounts of the Harmony Group for the financial year ended 30 June 2024 are set out in pages 24 to 29 (both inclusive) in the 2024 Harmony Parent Financial Report available from Harmony Parent’s website at: harmony.co.za/investors/annual-reports/2024/; and • copies of Harmony Parent’s operational updates for the three month period ended 30 September 2024 and the nine month period ended 31 March 2025, and condensed consolidated financial statements for the six month period ended 31 December 2024, are available from Harmony Parent’s website at: https://www.harmony.co.za/investors/financial-results/fy25/. 93

Harmony will provide to each person at their request, including any beneficial owner, to whom a Document is delivered, a copy of any or all of the reports or documents relating to Harmony that have been incorporated by reference into this Document but not delivered with this Document. Harmony will provide these reports and documents upon written or oral request at no cost to the requester. Please direct your request, either in writing or by telephone, to Company Secretary, Shela Mohatla, telephone: +27 11 411 2359, e-mail: companysecretariat@harmony.co.za. In addition, copies of the reports and documents incorporated herein by reference may be accessed at Harmony’s website at https://www.harmony.co.za/. 3. NO INCORPORATION OF WEBSITE INFORMATION Save as expressly referred to in this Part V (Financial Information) of this Document, neither the content of MAC’s or Harmony’s websites, nor the content of any website accessible from hyperlinks on MAC’s or Harmony’s websites, is incorporated into, or forms part of, this Document. 94

PART VI ADDITIONAL INFORMATION 1. RESPONSIBILITY 1.1 Responsibility of the MAC Directors The MAC Directors, whose names are set out in section 2.1 of Part VI (Additional Information) of this Document, accept responsibility for the information contained in this Document (including any expressions of opinion) other than the information (including any expressions of opinion or intention) for which responsibility is taken by the Harmony Directors pursuant to section 1.2 of Part VI (Additional Information) of this Document. To the best of the knowledge and belief of the MAC Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this Document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information. 1.2 Responsibility of the Harmony Directors The Harmony Directors and Harmony Parent Directors, whose names are set out in sections 2.2 and 2.3 of Part VI (Additional Information) of this Document, accept responsibility for the information contained in this Document (including any expressions of opinion) relating to Harmony, Harmony Parent, the Harmony Group, themselves and their respective Affiliates. To the best of the knowledge and belief of the Harmony Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this Document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information. 2. DIRECTORS 2.1 MAC Directors The MAC Directors and their respective functions are as follows: Director Function Patrice Merrin Non-Executive Chair Michael McMullen Director and Chief Executive Officer Rasmus Gerdeman Independent Non-Executive Director Charles McConnell Independent Non-Executive Director Graham van’t Hoff Independent Non-Executive Director Leanne Heywood Independent Non-Executive Director Anne Templeman-Jones Independent Non-Executive Director Mohit Rungta Non-Executive Director The registered and business address of each of the MAC Directors is c/o MAC Copper Limited, 3rd Floor, 44 Esplanade, St Helier Jersey JE4 9WG. 2.2 Harmony Directors The Harmony Directors and their respective functions are as follows: Director Function Mr. Adam Boshoff Director Mr. Aubrey Testa Director Mr. Stuart MacKenzie Director The registered and business address of each of the Harmony Directors is c/o Harmony Gold (Australia) Pty Limited, Level 2, 189 Coronation Drive, Milton, Queensland, 4064. Harmony is a corporation incorporated in Australia with Australian Company Number 091 439 333 and whose registered office is at Level 2, 189 Coronation Drive, Milton, Queensland, 4064 Australia. 95

2.3 Harmony Parent Directors

The Harmony Parent Directors and their respective functions are as follows:

Director	Function
Dr. Patrice Motsepe	Non-Executive Chairman
Ms. Karabo Nondumo	Independent Non-Executive Deputy Chairperson
Dr. Mavuso Msimang	Lead Independent Non-Executive Director
Mr. Beyers Nel	Executive Director and Chief Executive Officer
Ms. Boipelo Lekubo	Financial Director
Dr. Mashego Mashego	Executive Director: stakeholder relations and corporate affairs
Mr. Bongani Nqwababa	Independent Non-Executive Director
Ms. Given Sibiya	Independent Non-Executive Director
Mr. John Wetton	Independent Non-Executive Director
Ms. Mametja Moshe	Independent Non-Executive Director
Mr. Mangisi Gule	Independent Non-Executive Director
Mr. Martin Prinsloo	Independent Non-Executive Director
Mr. Peter Turner	Independent Non-Executive Director
Mr. Vishnu Pillay	Independent Non-Executive Director
Ms. Zanele Matlala	Independent Non-Executive Director

The registered and business address of each of the Harmony Parent Directors is c/o Harmony Gold Mining Company Limited, Randfontein Office Park, Cnr Main Reef Road and Ward Avenue, Randfontein, 1759.

Harmony Parent is a corporation incorporated in South Africa with registration number 1950/038232/06 and whose office is at Randfontein Office Park, Cnr Main Reef Road and Ward Avenue, Randfontein, 1759.

3. MAC MARKET QUOTATIONS

Set out in the following table are the closing prices of MAC Shares and MAC CDIs as derived from the NYSE and ASX respectively on:

- the first dealing day in each of the six months immediately before the date of this Document (or, where that day was not a trading day, the previous trading day);
- 27 May 2025, being the date on which the Transaction was announced by MAC and Harmony Parent; and
- 29 July 2025, being the Last Practicable Date.

Date	MAC Shares (US$)	MAC CDIs (A$)
29 July 2025	12.07	18.38
1 July 2025	12.11	18.31
30 May 2025	12.16	19.13
27 May 2025	12.29	15.51
1 May 2025	8.87	13.34
1 April 2025	9.33	15.14
28 February 2025	10.07	16.71
31 January 2025	10.32	17.21

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4. HARMONY PARENT MARKET QUOTATIONS

Set out in the following table are the closing prices of Harmony Shares and Harmony ADSs as derived from the JSE and NYSE respectively on:

- the first dealing day in each of the six months immediately before the date of this Document (or, where that day was not a trading day, the previous trading day);
- 27 May 2025, being the date on which the Transaction was announced by MAC and Harmony Parent; and
- 29 July 2025, being the Last Practicable Date.

Date	Harmony Shares (ZAR)	Harmony ADSs (US$)
29 July 2025	24,909	13.92
1 July 2025	24,925	14.12
30 May 2025	25,575	14.19
27 May 2025	25,957	14.49
2 May 2025	28,149	14.86
1 April 2025	27,332	14.86
28 February 2025	18,023	9.70
31 January 2025	21,439	11.49

5. MAC DIRECTORS' INTERESTS

For the purpose of this section 5:

- "**connected person**" in relation to a MAC Director includes:
  - such director's spouse or civil partner and children or step-children under the age of 18;
  - the trustee(s) of any trust for the benefit of such director and/or any person mentioned above; or
  - any company in which such director and/or any person mentioned above is entitled to exercise or control the exercise of one-third or more of the voting power, or which is accustomed to act in accordance with the directions of such director or any such person;
- "**Disclosure Date**" means the close of business on 29 July 2025, being the Last Practicable Date; and
- "**relevant securities**" includes MAC Shares, MAC CDIs and any other securities of MAC conferring voting rights, equity share capital of MAC and securities of MAC carrying conversion or subscription rights into any of the foregoing.

As at the Disclosure Date, the interests, rights to subscribe and short positions of the MAC Directors and their connected persons in respect of MAC Shares and MAC CDIs were as follows:

Name	Number of MAC Shares	Number of MAC CDIs	Percentage of MAC existing share capital[1]
Patrice Merrin	120,185	–	0.15%
Michael McMullen	1,623,360	188,982	2.20%
Rasmus Gerdeman	20,000	–	0.02%
Charles McConnell	40,000	–	0.05%
Graham van't Hoff	20,079	–	0.02%
Leanne Heywood	–	–	–
Anne Templeman–Jones	–	3,112	0.00%
Mohit Rungta	–	–	–

Notes:

1. On an undiluted basis, based on 82,538,809 MAC Shares being on issue at the Last Practicable Date.

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As at the Disclosure Date, the following Equity Awards had been granted to MAC Directors and remained outstanding under the MAC Incentive Plans:

Name	Class	Number	Maximum number of MAC Shares or MAC CDIs to be issued on vesting	Grant date	Vesting schedule
Patrice Merrin	DSU	29,358	29,358	Various	Earned
Michael McMullen	RSU	30,160	30,160	13 July 2023	17 June 2026
		17,550	17,550	1 January 2024	1 January 2026
		28,888	28,888	1 January 2024	One-half annually on 1 January
		97,518	97,518	1 January 2025	One-third annually on 1 January
	PSU	135,720	305,370	13 July 2023	30 June 2026
		65,000	146,250	1 January 2024	1 January 2027
		146,277	329,123	1 January 2025	1 January 2028
Rasmus Gerdeman	DSU	29,358	29,358	Various	Earned
Charles McConnell	DSU	29,358	29,358	Various	Earned
Graham van't Hoff	DSU	15,411	15,411	Various	Earned
Leanne Heywood	DSU	11,394	11,394	Various	Earned
Anne Templeman-Jones	DSU	9,553	9,553	Various	Earned

Under the Implementation Deed, MAC is entitled to make a quarterly issue of up to US$180,000 worth of DSUs on each of 30 September 2025 and 31 December 2025. The maximum number of DSUs to be issued will be calculated based on the 5-day VWAP of MAC Shares on the NYSE ending on or immediately prior to the grant date. DSUs will be issued pro-rata for any quarter that a relevant participant under the DSU Plan does not serve as a MAC Director in full.

Other than as disclosed in this Document, as at the Disclosure Date, none of the MAC Directors or any of their connected persons had any interest in, right to subscribe in respect of, or short position in respect of any relevant securities of MAC or Harmony.

As at the Disclosure Date, none of the Harmony Directors or any of their connected persons had any interest in, right to subscribe in respect of, or short position in respect of relevant securities of MAC.

Pursuant to the CMPL Share Sale Agreement, Glencore is entitled to appoint one MAC Director for each 10% of the issued MAC Shares it holds from time to time. Glencore has appointed Mr. Mohit Rungta as a MAC Directors. In addition, Bluescape is entitled to appoint one MAC Director for so long as it holds at least 1.25 million Shares in MAC. Bluescape has appointed Graham van't Hoff as a MAC Director.

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6. VOTING INTENTION STATEMENTS

6.1 Intentions of MAC Directors

As set out in the Announcement, each MAC Director has confirmed that, in the absence of a Superior Proposal, they intend to vote, or cause to be voted, all MAC Shares or MAC CDIs held or controlled by them in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolution at the General Meeting The MAC Directors collectively control 2,015,718 MAC Shares and MAC CDIs (representing, in aggregate, approximately 2.44% of the issued share capital of MAC on issue at the Last Practicable Date) as detailed further in the following table.

Name[1]	Number of MAC Shares and MAC CDIs in respect of which a voting intention statement is given	Percentage of MAC existing share capital[2]
Patrice Merrin	120,185	0.15%
Michael McMullen	1,812,342	2.20%
Rasmus Gerdeman	20,000	0.02%
Charles McConnell	40,000	0.05%
Graham van't Hoff	20,079	0.02%
Anne Templeman-Jones	3,112	0.00%

Notes:

1. Leanne Heywood and Mohit Rungta did not hold or control any MAC Shares or MAC CDIs at the Last Practicable Date.
2. On an undiluted basis, based on 82,538,809 MAC Shares being on issue at the Last Practicable Date.

The intentions of the MAC Directors set out in this section 6.1 of Part VI (*Additional Information*) are not irrevocable undertakings and have been given subject to there being no Superior Proposal. If a Superior Proposal emerges, the MAC Directors will not be bound to vote, or cause to be voted, all MAC Shares or MAC CDIs held or controlled by them in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolution at the General Meeting.

6.2 Intention statements from MAC Securityholders

MAC has received voting intentions statements representing approximately 20.1% of the MAC Shares, as at 27 May 2025, from OR Royalties, Sprott, Victor Smorgon, Fourth Sail and Bluescape, each confirming that, in the absence of a Superior Proposal, they will attend (either in person, by proxy, power of attorney or as corporate representative) the Court Meeting and will vote or cause to be voted, by proxy, instruction or otherwise, all of the MAC Shares and MAC CDIs (as applicable) held by them at the Scheme Voting Record Time in favour of the Scheme. Further details concerning the voting intention statements are set out in the following table:

Name	Number of MAC Shares and MAC CDIs in respect of which a voting intention statement is given[1]	Percentage of MAC existing share capital[2]
Fourth Sail	5,456,461	6.61%
OR Royalties	4,000,000	4.85%
Sprott	1,074,813	1.30%
Victor Smorgon	3,946,680	4.78%
Bluescape[3]	2,083,333	2.53%

Notes:

1. Based on the number of MAC Shares and MAC CDIs held by the relevant MAC Securityholder on 27 May 2025, being the day on which the voting intention statements were made by each MAC Securityholder. As detailed in the following paragraphs, the voting intention statements do not restrict the relevant MAC Securityholders from disposing of any MAC Shares and/or MAC CDIs, such that the number of MAC Shares and/or MAC CDIs held by the relevant MAC Securityholders on 27 May 2025 and at the Scheme Voting Record Time may be different.
2. On an undiluted basis, based on 82,488,196 MAC Shares being on issue as at 27 May 2025.
3. Bluescape is entitled to appoint one MAC Director for so long as it holds at least 1.25 million Shares in MAC and has appointed Graham van't Hoff as a MAC Director.

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The voting intention statements provided by Fourth Sail, OR Royalties, Sprott, Victor Smorgon and Bluescape are not irrevocable undertakings and have been given subject to there being no Superior Proposal. If a Superior Proposal emerges, Fourth Sail, OR Royalties, Sprott, Victor Smorgon and Bluescape will not be bound to vote, or cause to be voted, all MAC Shares or MAC CDIs held by them at the Scheme Voting Record Time in favour of the Scheme at the Court Meeting. Each of OR Royalties, Sprott, Victor Smorgon, Fourth Sail and Bluescape are not restricted by their respective voting intention statements from disposing of or otherwise dealing in MAC Shares and MAC CDIs (as applicable) held by them prior to the date of the Court Meeting. Accordingly, there can be no assurance that, at the Scheme Voting Record Time, Fourth Sail, OR Royalties, Sprott, Victor Smorgon and Bluescape will hold the same number of MAC Shares or MAC CDIs that they held on 27 May 2025. 7. MATERIAL CONTRACTS 7.1 MAC material contracts (a) Implementation Deed See section 11.1 of Part II (Explanatory Statement) of this Document. (b) Confidentiality Deed See section 11.2 of Part II (Explanatory Statement) of this Document. (c) Warrant Cancellation Deed See sections 8 and 11.3 of Part II (Explanatory Statement) of this Document. (d) Restructuring Documents See section 3.5(b) of Part II (Explanatory Statement) of this Document. 7.2 Harmony material contracts (a) Bridge Commitment Letter See section 5 of Part II (Explanatory Statement) of this Document. (b) Financing Restructuring Documents See section 3.5(b) of Part II (Explanatory Statement) of this Document. 8. NO SIGNIFICANT CHANGE 8.1 MAC There has been no significant change in the financial or trading position of the MAC Group since 31 December 2024, being the balance date to which MAC’s last published annual consolidated financial statements were prepared. 8.2 Harmony As at the Last Practicable Date, and other than as disclosed in this Document, so far as the directors of Harmony Parent are aware, there has been no material adverse change in the financial or trading position, prospects, or assets and liabilities of Harmony Parent since the date of its most recent audited financial statements. 9. SOURCES OF INFORMATION AND BASES OF CALCULATION The value of the fully diluted share capital of MAC is based upon 82,538,809 MAC Shares on issue on the Last Practicable Date, together with 339,788 RSUs, 517,676 PSUs (which, in accordance with their terms of issue, will convert at 2.25x) and 124,432 DSUs. 100

Unless otherwise stated, the financial information relating to MAC is extracted (without material adjustment) from MAC’s Annual Report on Form 20-F for the year ended 31 December 2024, filed with the SEC on 28 March 2025 or MAC’s unaudited trading update in respect of the quarter ended 30 June 2025 which was released to the ASX and filed with the SEC on 23 July 2025. Unless otherwise stated, the financial information relating to Harmony is extracted (without material adjustment) from Harmony Parent’s Interim Results for the Six-Month Period Ended 31 December 2024. Unless otherwise stated, all prices for MAC Shares or MAC CDIs are the closing price derived from the NYSE or the ASX (as applicable) for the relevant date and all prices for Harmony Shares or Harmony ADSs are at the closing price derived from the Johannesburg Stock Exchange or the NYSE (as applicable) for the relevant date. Certain figures in this Document have been subject to rounding adjustments. 10. DOCUMENTS INCORPORATED BY REFERENCE Parts of other documents are incorporated by reference in, and form part of, this Document as set out in Part V (Financial Information) of this Document. 11. RESOURCES AND RESERVES REPORTING 11.1 Overview In the Australian mining industry, the reporting of exploration results, Mineral Resources and Ore Reserves are governed by the JORC Code. Ore Reserves are subdivided, in order of increasing confidence, into “Probable” and “Proved”. Mineral Resources are subdivided, in order of increasing confidence, into “Inferred”, “Indicated” and “Measured”. The reporting of Mineral Resources and Ore Reserves in Australia under the JORC Code and the reporting of Mineral Resources and Mineral Reserves in the United States under Subpart 1300 of Regulation S-K differ. As a result of the adoption of Subpart 1300 of Regulation S-K in 2018, the SEC’s standards for mining property disclosures are now more closely aligned to the JORC Code requirements. For example, Subpart 1300 of Regulation S-K permits estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” in Subpart 1300 of Regulation S-K are “substantially similar” to the corresponding standards under the JORC Code. However, despite these similarities, differences remain between the definitions and standards under the JORC Code and those included in Subpart 1300 of Regulation S-K. 11.2 Summary of Mineral Resources and Ore Reserves information in accordance with the JORC Code The statements of Mineral Resources and Ore Reserves presented in this Document for the Company have been produced in accordance with Chapter 5 of the ASX Listing Rules and the JORC Code. The information in this Document that relates to the Company’s Mineral Resources and Ore Reserves in accordance with the JORC Code has been extracted from the ASX release by MAC entitled “MAC Copper Limited Announces 2024 Resource and Reserve Statement and Production Guidance” dated 24 February 2025, available at www.maccopperlimited.com and www.asx.com.au. MAC confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and that all material assumptions and technical parameters underpinning the estimates of Mineral Resources or Ore Reserves in the relevant market announcement continue to apply and have not materially changed. MAC confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original market announcement. 11.3 Summary of Mineral Resources and Mineral Reserves information in accordance with Subpart 1300 of Regulation S-K The statements of Mineral Resources and Mineral Reserves presented in this Document for the Company have been produced in accordance with Subpart 1300 of Regulation S-K. The information in this Document that relates to the Company’s Mineral Resources is based on information compiled by Eliseo Apaza, a “Qualified Person” for the purpose of Subpart 1300 of Regulation S-K, who is a Member of the Australian Institute of Mining and Metallurgy. Mr. Apaza is an officer of MAC and an employee of CMPL (a wholly owned Subsidiary of MAC). Mr. Apaza consents to the inclusion in this Document of the matters based on this information in the form and context in which it appears. 101

The Company’s Mineral Resources estimates at the CSA Copper Mine as at 31 December 2024 are reported as dry, raw, undiluted, in-situ tonnes, and are reported exclusive of Mineral Reserves. Price assumptions used in the estimation include US$8,279/t of copper and US$22.60/troy ounce of silver, in line with long term broker consensus forecast copper pricing as at 8 August 2023. Geological mineralization boundaries are defined at a nominal 2.5% Cu cut off for high grade, and 1.5% Cu for the lower-grade halo portion of the lenses. Resources are reported above a 1.5% Cu cut-off grade. Costs assumptions underlying cut-off grade calculation include US$77/t ore mined, US$29/t ore milled and US$27/t G&A ore milled. Metallurgical recovery assumptions used in the estimation were 97.5% copper recovery and 80% silver recovery. The information in this Document that relates to the Company’s Mineral Reserves is based on information compiled by Jan Coetzee, a “Qualified Person” for the purpose of Subpart 1300 of Regulation S-K, who is a Member of the Australian Institute of Mining and Metallurgy. Mr. Coetzee is an officer of MAC and an employee of MAC-Sub (a wholly owned Subsidiary of MAC). Mr. Coetzee consents to the inclusion in this Document of the matters based on this information in the form and context in which it appears. The Company’s Mineral Reserves estimates at the CSA Copper Mine as at 31 December 2024 are reported as dry, diluted, in-situ tonnes, using a Stope breakeven cut-off grade of 2.2% Cu for 2025 to 2026 and a cut-off-grade of 1.65% for the remaining periods and a Development breakeven cut-off grade of 1.0% Cu. Price assumptions used in the estimation include US$8,279/t of copper and US$22.60/troy ounce of silver, in line with long term broker consensus forecast copper pricing as at 8 August 2023. Costs assumptions underlying cut-off grade calculation include US$77/t ore mined, US$29/t ore milled and US$27/t G&A ore milled. Metallurgical recovery assumptions used in the estimation were 97.5% copper recovery and 80% silver recovery. 12. OTHER INFORMATION Save as disclosed in this Document, there is no agreement, arrangement or understanding (including any compensation arrangement) between Harmony or any of its affiliates with it and any of the directors, recent directors, shareholders or recent shareholders of MAC, or any person interested or recently interested in MAC Shares, having any connection with or dependence on or which is conditional upon the outcome of the Transaction. There is no agreement, arrangement or understanding whereby the beneficial ownership of any of the MAC Shares to be acquired by Harmony will be transferred to any other person, save that Harmony reserves the right to transfer any such shares to any other member of the Harmony Group. Settlement of the Scheme Consideration to which each Scheme Shareholder is entitled under the Scheme will be implemented in full in accordance with the terms of the Scheme without regard to any lien or right of set-off, counterclaim or other analogous right to which Harmony may otherwise be, or claim to be, entitled against any such Scheme Shareholder. Save as disclosed in this Document, the emoluments of the Harmony Directors will not be affected by the Transaction or any other associated transaction. 13. DOCUMENTS PUBLISHED ON A WEBSITE Until and including the Implementation Date (or the date on which the Scheme lapses or is withdrawn, if earlier) copies of the following documents will be available via the link on MAC’s website at www.maccopperlimited.com: • this Document; • the Proxy Forms; • the CDI Voting Instruction Forms; • the Virtual Meeting Guides; • the Articles of Association; and • a draft of the Articles of Association as proposed to be amended at the General Meeting. 102

PART VII RISK FACTORS The MAC Board considers that it is appropriate for MAC Securityholders, in considering the Scheme, to be aware that there are a number of risks that could materially and adversely affect the future operations, financial performance and value of MAC. Part VII (Risk Factors) of this Document outlines: • some of the risks associated with the Scheme; • specific risk factors associated with your investment in MAC; and • general risk factors. Part VII (Risk Factors) of this Document is a summary only and does not purport to list every risk that may be associated with an investment in MAC now or in the future. If the Scheme is implemented, you will cease to be a MAC Securityholder and will no longer be exposed to the risks set out in this Part VII (Risk Factors) of this Document. If the Scheme is not implemented, you will continue to hold your MAC Shares and/or MAC CDIs and continue to be exposed to the risks associated with that investment set out below (among others). You should carefully consider the risks discussed in Part VII (Risk Factors) of this Document, as well as the other information contained in this Scheme Booklet, before voting on the Scheme. Part VII (Risk Factors) of this Document is general in nature only and does not take into account your individual objectives, financial situation, tax position or particular needs. 1. RISKS SPECIFIC TO THE SCHEME 1.1 Scheme may not proceed or may be delayed Implementation of the Scheme is subject to a number of Conditions, including the sanction of the Court, which are summarised in section 10.6 of Part II (Explanatory Statement) of this Document and set out in Part III (Conditions to the Implementation of the Scheme and to the Transaction). There is a risk that the Court may not sanction the Scheme, either at all or in the form proposed, or that the Court’s sanctioning of the Scheme may be delayed. In particular, if there is a material change in circumstances between the Court Meeting and the Court Sanction Hearing, the Court will take this change into account in deciding whether it should sanction the Scheme. If there is a material change of sufficient importance so as to materially alter the Scheme, there is a risk that the Court may not sanction the Scheme at the Court Sanction Hearing. If the Conditions are not satisfied or (where applicable) waived by the End Date, the Implementation Deed may be terminated, which will mean that the Scheme will not be implemented. These termination rights are summarised in section 11.1 of Part II (Explanatory Statement) of this Document. A failure to satisfy any of the Conditions, or a delay in satisfying the Conditions and implementing the Scheme, may adversely affect the trading price of MAC Shares and MAC CDIs. 1.2 Risks if the Scheme is implemented If the Scheme is implemented, you will no longer be a MAC Securityholder and will forgo any future benefits that may result from being a MAC Securityholder. In particular, if the Scheme is implemented, you will not be able to participate in MAC’s future financial performance and the future price performance of MAC Shares and MAC CDIs, retain any exposure to MAC’s business or assets, or have the opportunity to share in any value that could be generated by MAC in the future. However, as with all investments, there is no guarantee as to MAC’s future financial performance, or the price performance of MAC Shares and MAC CDIs. MAC Securityholders may also consider that it would be difficult to identify or invest in alternative investments that have a similar investment profile to that of MAC, or may incur transaction costs in undertaking any new investment. 1.3 Tax consequences for MAC Securityholders If the Scheme becomes Effective, there will be tax consequences for MAC Securityholders which may include tax being payable. For further detail regarding general tax consequences of the Scheme, refer to section 16 of Part II (Explanatory Statement) of this Document. The tax consequences may vary depending on the nature and characteristics of Scheme Shareholders and their specific circumstances. MAC Securityholders should seek independent professional taxation advice in this regard. 103

1.4 Transaction and other costs Costs of approximately US$11.6 million (excluding GST and disbursements) are expected to be paid by MAC in connection with the Scheme, some of which will be paid irrespective of whether the Scheme becomes Effective (or is implemented). These costs include advisory fees for MAC’s financial, legal, accounting and tax advisers, registry fees, general administrative fees, printing and distribution costs, and expenses associated with convening and holding the Court Meeting and the General Meeting. Of this, approximately US$4.9 million (excluding GST and disbursements) will be incurred regardless of whether or not the Scheme is implemented, excluding any Break Fee that may be payable to Harmony. 1.5 Risks if the Scheme does not become Effective If the Scheme does not become Effective: • Scheme Shareholders will not be paid the Scheme Consideration; • Scheme Shares will not be transferred to Harmony (and will be retained by Scheme Shareholders); • in the absence of a Competing Proposal that is ultimately implemented, MAC will continue to operate as a standalone entity; • unless they sell their MAC Shares and/or MAC CDIs, MAC Securityholders will continue to hold MAC Shares and/or MAC CDIs and be exposed to both the benefits and the risks associated with an investment in MAC on a standalone basis; • MAC may be required to pay the Break Fee to Harmony if the Scheme does not proceed in certain circumstances. However, the Break Fee is not payable by MAC to Harmony simply because the Scheme or the General Meeting Resolution is not approved by MAC Shareholders. Refer to section 11.1 of Part II (Explanatory Statement) of this Document for further information; and • the prices of MAC Shares and MAC CDIs will remain subject to market volatility and are likely to decline to levels observed prior to announcement of the Scheme if the Scheme is not implemented and no Competing Proposal emerges. 1.6 Change of control implications under contracts Certain of MAC’s contracts contain change of control provisions which may entitle the relevant counterparty to terminate the contract in certain circumstances associated with the proposed change of control in respect of MAC pursuant to the Scheme or an indirect change of control of one or more of MAC’s Subsidiaries as a result of the Scheme. To date, the MAC Board and MAC’s senior management have had no indication from ongoing discussions with contract counterparties that any contracts are likely to terminate that would have a material impact on MAC’s financial performance, however these discussions will continue following the date of this Document. There is no guarantee whether all or any of these counterparties will agree to provide their consent to the change of control occurring (to the extent required) or that they will elect not to exercise any termination right following the Scheme becoming Effective. Whilst MAC will seek to mitigate the risk of termination of key contracts triggered by the Scheme and believes it has strong relationships with the counterparties under these contracts, MAC cannot guarantee that any necessary consents to a change of control will be forthcoming or, if forthcoming, that such consents will not be subject to conditions that are unfavourable to MAC. Termination of a key contract prior to the end of its term, or MAC’s inability to enforce its rights under a key contract, could have adverse impacts on MAC’s business and operational costs and, consequently, MAC’s financial and operational performance. 1.7 Exchange rates MAC CDI Holders will receive the Australian dollar equivalent of the Scheme Consideration in respect of each Scheme Share underlying MAC CDIs held at the Scheme Record Time (converted at the Consideration Exchange Rate). The Consideration Exchange Rate will include a deduction for any applicable and properly incurred transaction and dealing costs associated with the conversion. While the direct cost of conversion to MAC CDI Holders who receive the Scheme Consideration to which they are entitled in Australian dollars is expected to be minimal, amounts payable to such MAC CDI Holders will be subject to the Consideration Exchange Rate actually obtained. This Consideration Exchange Rate may be a lesser or greater rate of exchange than the official U.S. dollar to Australian dollar exchange rate on the relevant payment date, and there is no guarantee as to the consideration that MAC CDI Holders will ultimately receive for the acquisition of the Scheme Shares underlying the MAC CDIs they hold at the Scheme Record Time. 104

2. SPECIFIC RISKS ASSOCIATED WITH MAC’S BUSINESS 2.1 Operational risks As with any mining company, the Company’s assets and mining operations will be subject to uncertainty with respect to (among other things): ore tonnes, mine grade, ground conditions, metallurgical recovery or unanticipated metallurgical issues (which may affect extraction costs), the level of experience of the workforce, operational environment, funding for development, regulatory changes, accidents and other unforeseen circumstances such as unplanned mechanical failure of plant or equipment, storms, floods, bushfires or other natural disasters. The occurrence of any of these circumstances could result in the Company not realising its operational or development plans, or plans costing more than expected or taking longer to realise than expected. Any of these outcomes could have an adverse effect on the Company’s financial and operational performance. The speculative nature of resource exploration and development as mining activities will deplete the Mineral Reserves / Ore Reserves and Mineral Resources of the Company. The ability to continually find or replace Mineral Reserves / Ore Reserves and Mineral Resources is important for the long-term stability of the Company’s operations. Exploration on the Company’s existing tenements may be unsuccessful, resulting in a reduction of the value of those tenements, diminution in the cash reserves of the Company and possible relinquishment of the tenements. Performance data on the processed grade and metallurgical performance of the mineralisation versus the model is also considered in the Mineral Resource estimation process. The success of the Company depends on successful definition of Mineral Reserves / Ore Reserves, design and construction of efficient processing facilities, competent operation and management, proficient financial management, access to required development capital (to the extent not able to be funded from cash generated from operations), movement in the price of copper, securing and maintaining title to the Company’s pre-existing exploration and mining tenements and obtaining all consents and approvals necessary for the conduct of its exploration and development activities. Failure in any of these areas will adversely impact the profitability and financial position of the Company. As with most underground mines, the CSA Copper Mine is subject to geotechnical risks that arise from changes in the stresses, seismicity and/or stability of the rock formations that surround ore and waste material once that material has been extracted by mining. Geotechnical conditions can be unpredictable and failures in current or historic mined areas may occur without warning. Failures, in the form of the material collapsing into stope or development voids may result in risks to the safety of mining personnel underground, damage to mining equipment, a temporary or extended loss of access to mining areas directly or indirectly affected by the failure, and additional costs to rehabilitate affected areas, any of which may have an adverse impact on MAC’s operating performance and financial condition. A particular concern at mines is warm temperatures that can reduce the amount of time during which underground mining activities can safely be conducted. Currently, MAC’s mining is taking place at depths down to 1,850 meters below surface, which significantly increases stress levels and causes difficulties with maintaining acceptable temperature levels in the mine. In particular, the CSA Copper Mine has high virgin rock temperatures, which may result in working conditions that are not suitable for workers or can result in risk for the use of explosives, requiring more expensive high temperature explosives that reduce operational flexibility. Any inability to maintain acceptable temperature levels in the mine could cause a delay in recovery of ore and/or could reduce the amount of material that MAC is able to recover, with the result that the ability to achieve recoveries from mineral sales and to sustain operations would be adversely impacted. More generally, the CSA Copper Mine’s underground mining operations are subject to general seismicity risks, which may result in sudden movement of underground workings that may result in damage to underground workings and equipment and the temporary suspension of access to affected areas. Adverse operating conditions may also cause operating costs to increase. Increasing depth will bring added temperature and increases stress levels to be managed and could have an adverse impact on ore recoveries and mining efficiencies. Ore recovery could be adversely affected by increasing stress conditions that could increase more than modelled at depth (or trigger a significant increase in adverse impacts from even a slight change in conditions), resulting in poor ore recovery and increased dilution, both of which could have a material impact. As depth increases, costs will increase, resulting in the risk of diminishing returns if productivity improvements do not match the depth increases. The Company has provided production guidance. While the Company considers that this guidance is reasonable, actual future production may vary from the guidance for various reasons, many of which cannot be foreseen and are beyond the control of the Company. These factors may cause the production guidance not to be achieved or to be achieved later than expected, or to be achieved at a higher cost than anticipated. 2.2 Copper prices and demand The Company’s business is highly dependent on strong demand for copper. Changes in demand for, and the market price of, copper could significantly affect MAC’s profitability. Copper prices may fluctuate and are affected by numerous factors 105 beyond MAC’s control, such as interest rates, exchange rates, taxes, inflation, global demand for copper and the political and economic conditions of countries that produce or import copper. A prolonged or significant economic contraction worldwide could put downward pressure on market prices of copper. The Company’s business may be adversely affected, and growth in the Company’s revenues may slow or decline, if market demand for copper deteriorates or copper production outpaces demand. The risks associated with copper price fluctuations may be reduced by any copper price hedging that MAC may undertake. A declining copper price can also impact operations by requiring a reassessment of the feasibility of mine plans and certain projects or initiatives. The development of additional ore bodies, commencement of development projects and the ongoing commitment to exploration projects can all potentially be impacted by a decline in the prevailing copper price. The need to conduct any such reassessment could potentially cause substantial delays and/or may disrupt operations, which may have an adverse effect on MAC’s operational results and financial condition. Further, the Company may be unable to adjust production volumes in a timely or cost-efficient manner in response to changes in pricing and demand. In periods of low prices, MAC may have limited ability to reduce or curtail operating activities to reduce costs, as many of its operating overheads (such as plant and equipment) are fixed in the short-term. This may lead to higher production costs on a unit cost basis. 2.3 Contingent consideration for the acquisition of CMPL If the applicable conditions are satisfied, MAC will have an obligation under the CMPL Share Sale Agreement to make certain contingent payments to Glencore of up to US$150 million. If the average daily London Metal Exchange closing price of copper exceeds US$9,370/t (US$4.25/lb) for any rolling 18-month period (the First Trigger) or US$9,920/t (US$4.50/lb) for any rolling 24-month period (the Second Trigger), MAC will be required to pay Glencore US$75 million in accordance with the terms of the CMPL Share Sale Agreement and the Intercreditor Deed. The first date on which the First Trigger could be achieved was 16 December 2024, and the first date on which the Second Trigger could be achieved is 16 June 2025. MAC currently anticipates that, based on the average daily London Metal Exchange closing price of copper for the 18-month period leading up to the Last Practicable Date, the First Trigger is likely to be satisfied in or around August 2025. If the First Trigger is satisfied, MAC will need to meet this liability in accordance with the terms of the CMPL Share Sale Agreement and the Intercreditor Deed, regardless of whether the average daily London Metal Exchange closing price of copper falls below US$9,370/t (US$4.25/lb) thereafter. Given the terms of the CMPL Share Sale Agreement and the Intercreditor Deed, MAC expects the first contingent payment to become payable by MAC on 17 June 2026, being 1 business day after the three-year anniversary of when MAC originally acquired the CSA Copper Mine. If the Transaction has not completed at the time the first contingent payment becomes payable by MAC, MAC will be required to pay Glencore US$75 million out of its cash reserves (at the relevant time), available finance facilities, or new financing obtained by MAC. There can be no assurance that, if triggered, the contingent payments to Glencore can be met without further financing or, if further financing is necessary, that financing can be obtained on favourable terms or at all. If additional funds are raised by issuing equity securities, this may result in dilution for some or all of MAC Securityholders. 2.4 Single asset risk MAC’s sole asset is its interest in the CSA Copper Mine. Although MAC will continue to identify and investigate new acquisition opportunities that may provide diversification benefits to the Company, MAC’s sole asset is currently the CSA Copper Mine. MAC’s current focus on a single asset increases its exposure to risks inherent in mineral exploration and production. 2.5 Mergers and acquisitions Consistent with the Company’s previously disclosed inorganic growth strategy to act opportunistically on acquisitions that fit the Company’s criteria and skill set, the Company continues to evaluate a number of potential acquisition opportunities and is engaged in various processes, discussions and negotiations concerning potentially material acquisitions from time to time. As at the date of this Document, the Company has not submitted binding proposals or engaged in negotiations concerning definitive transaction documents in respect of any potential acquisitions and there is no guarantee that a transaction will arise from existing discussions. The Company’s ability to execute acquisitions and challenges or delays in achieving the successful integration of any such acquisitions could have an adverse effect on the Company’s operating results and financial condition. The Company may also be exposed to increased or unforeseen liabilities. 106

2.6 Reliance on a single customer One hundred percent of production from the CSA Copper Mine is committed under a life-of mine offtake agreement with Glencore International AG. Under the offtake agreement, Glencore International AG may be entitled to suspend or cancel delivery of product in certain circumstances, such as due to the occurrence of a force majeure event. Any suspension or cancellation of orders would reduce MAC’s cash flow and revenue. Further, MAC and its revenues are exposed to the creditworthiness of Glencore International AG. If amounts due to MAC under the offtake agreement are not paid in a timely manner or at all, it may have significant consequences for MAC’s cash flow and broader financial position. 2.7 Resources risks The existing Mineral / Ore Reserves will be depleted over time by production from MAC’s operations. The currently estimated Mineral / Ore Reserves support approximately 12 years of operation, with the additional mine life in the life-of-mine plan (the “LOM Plan”) being based principally on estimated Inferred Mineral Resources or projections of mineralization down dip of Inferred Mineral Resources. While the CSA Copper Mine has a long history of resource renewal and exploration success, and there is reasonable geological evidence of continuity down dip, MAC’s future estimates may not be realized. If MAC is unable to replace or increase Mineral / Ore Reserves to maintain or grow the current level of Mineral / Ore Reserves, this would adversely impact the long-term economic viability of MAC’s business and operations. MAC bases its Mineral Resource and Mineral / Ore Reserve information on its own interpretation of geological data and current and proposed mine plans in accordance with Subpart 1300 of Regulation S-K and the JORC Code (as applicable). While such estimates are based on knowledge, experience and industry practice utilising suitably certified competent persons employed or contracted by the Company, there are considerable uncertainties inherent in estimating quantities and qualities of economically recoverable Mineral Reserves / Ore Reserves, including many factors beyond MAC’s control. As a result, estimates of economically recoverable Mineral Reserves / Ore Reserves are, by their nature, uncertain. Some of the factors and assumptions which impact economically recoverable Ore Reserve estimates include: • geological and mining conditions; • historical production from the area compared with production from other producing areas; • the assumed effects of regulations and taxes by governmental agencies; • MAC’s ability to obtain, maintain and renew all required mining tenements and permits; • future improvements in mining technology; • assumptions governing future commodity prices; and • future operating costs, including the cost of materials and capital expenditures. Each of the factors which impacts reserve estimation may be beyond MAC’s control, prove unreliable or incorrect and/ or vary considerably from the assumptions used in estimating the reserves. For these reasons, estimates of Ore Reserves may vary substantially. In addition, the grade and/or quantity of the metals ultimately recovered may differ from that interpreted from drilling results. There can be no assurance that metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or on a commercial production scale. Until actually mined and processed, no assurance can be given that the estimated tonnage, grades and recovery levels will be realized or that the Mineral / Ore Reserves will be mined and processed economically. Material inaccuracies in, or changes to, Mineral / Ore Reserves estimates may impact the LOM Plan and other projections as to the future economic viability of MAC’s business operations. Actual production, revenues and expenditures with respect to MAC’s Mineral / Ore Reserves will likely vary from estimates, and these variances may be material. As a result, MAC’s estimates may not accurately reflect its actual Mineral / Ore Reserves in the future. 2.8 Financing The Company has approximately US$225 million in aggregate principal amount of indebtedness outstanding under its Senior Debt facilities, which is secured by substantially all of the Company’s assets. Any default under the Company’s debt arrangements could require the Company to repay such indebtedness immediately. In such event, the Company may be unable to repay or refinance its indebtedness on reasonable terms, if at all, which would have a material adverse effect on the Company’s business, financial conditions, results of operations and prospects. The Senior Debt facilities subject MAC to financial maintenance covenants and restrictive covenants limiting its business and operations, including limitations on incurring additional indebtedness and liens, limitations on certain consolidations, mergers, and sales of assets and restrictions on the payment of dividends or distributions. 107

It is possible that MAC may need to raise additional debt or equity funds in the future. MAC’s existing financing facilities and operating cash flows may not be adequate to fund its ongoing requirements, any future acquisitions or projects or to refinance its debt. There is no guarantee that refinancing will be able to be acquired, or if it is acquired, there is no guarantee that such new funding will be on terms acceptable to MAC. Any debt financing secured by MAC in the future could involve additional restrictive covenants relating to its capitalraising activities and other financial and operational matters, which may make it more difficult for MAC to obtain additional capital to pursue business opportunities, including potential acquisitions or divestitures. 2.9 Capital expenditure requirements Mining is a capital-intensive business. MAC finances its operations with a combination of capital from investors and loans from financial institutions, as well as anticipated future revenue from product sales. MAC’s ability to successfully maintain and expand its business will depend on many factors, including its working capital needs, the availability of equity and/or debt financing and, over time, its ability to generate positive cash flows from operations. Over time, MAC expects that it will need to raise additional funds through a variety of possible methods, including, but not limited to, entry into joint ventures or other strategic arrangements, the issuance of equity, equity-related or debt securities or receipt of credit from financial institutions. These funds are expected to finance MAC’s working capital requirements and ongoing costs such as construction and development relating to the CSA Copper Mine. Depending on the liquidity of global credit and capital markets, MAC’s ability to obtain new funding or refinance in the future may be significantly reduced. MAC cannot be certain that additional capital will be available on attractive terms, if at all, when needed. In the case of an equity issue, this could be dilutive to MAC Securityholders. MAC may be forced to decrease its level of investment in product development or scale back its operations, which could have an adverse impact on MAC’s results of operations. 2.10 Copper hedging risk MAC currently has hedging agreements in place for the forward sale of fixed quantities of copper production from operations at the CSA Copper Mine. These arrangements were required as part of the financing arrangements entered into by MAC in connection with its acquisition of CMPL and are intended to protect against downward fluctuations in the copper price. There is a risk that MAC may not be able to deliver the amount of copper required under these hedging arrangements if, for example, there is a production shortage or significant disruption to production activities. Further, rising copper prices could also result in part of MAC’s copper production being sold at less than the prevailing spot price at the time of sale. These circumstances could result in MAC’s financial performance and financial position being adversely affected. 2.11 Project expansion and exploration The MAC Group holds a number of exploration licences and interests in exploration licences adjacent to, and in the area of, the CSA Copper Mine. Mineral exploration and development are high-risk undertakings and involve significant uncertainties. No assurance can be given that MAC’s exploration programs in respect of these exploration tenements will result in the discovery of any viable Mineral Resource or Mineral Reserve / Ore Reserve. Capital works in the underground mining industry are high-risk and capital-intensive undertakings and involve significant uncertainties. Upgrades to the ventilation and cooling circuit at the CSA Copper Mine, which are currently underway, are required to access future stopes in the lower levels of the mine. There is no assurance that such upgrades will be able to be completed in accordance with project schedules and budgets, or whether further capital works will be required to support underground mining activities at the CSA Copper Mine in the future. These factors may adversely affect MAC’s operations and financial performance. There is no guarantee that any mining lease will be obtained in respect of any exploration licence currently held or, if a mining lease is obtained, that MAC will be able to obtain all necessary consents and approvals to successfully develop operations in a timely manner, or at all. There is also no assurance that MAC will be able to finance future developments or the acquisition of exploration projects through operating cash flows, equity, debt, the issue of other forms of security or any combination thereof. 108

2.12 Ongoing costs and resourcing requirements MAC’s mining activities are dependent upon efficient and successful operation and management of personnel, services and resources. Any increase in the price of production inputs, including labour, fuels, consumables or other inputs can materially and adversely affect MAC’s business and results of operations. Input costs can be affected by changes in factors including market conditions, government policies, exchange rates and inflation rates, which are unpredictable and outside MAC’s control. If MAC is unable to procure the requisite quantities of water, fuel or other consumables and inputs that MAC’s operations require in time and at commercially acceptable prices, or if there are significant disruptions in the supply of fuel, water or other consumables and inputs, the performance of MAC’s business and results of operations could be materially and adversely affected. 2.13 Interruptions or delays Anything that delays the consistent mining of the CSA Copper Mine and production of high-grade copper concentrate, including but not limited to, construction or engineering issues, geotechnical or other mining related issues or adverse weather events could alter MAC’s prospects and adversely affect MAC’s business. Further, any delays and interruptions associated with the remaining grinding mill installation could have a material adverse effect on MAC’s operations. 2.14 Approvals, permits and licences MAC’s current and future operations, including additional exploration activities, require permits, licenses and similar approvals from governmental authorities, including those related to the environment and health and safety. MAC cannot predict if all permits, licenses and approvals which it may require for its existing and future operations will be obtainable on reasonable terms, or at all. Failure to comply with applicable permitting and licensing requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or other remedial actions. Amendments to current permits and licenses governing MAC’s operations, or more stringent implementation thereof, could have a material adverse impact on its operations and cause increases in capital expenditures or production costs, reduction in levels of activities at the CSA Copper Mine or require abandonment or delays in future activities. 2.15 Mining tenement title and approvals MAC’s mining, development and exploration activities are dependent upon the timely grant, or as the case may be, the maintenance or renewal of, appropriate licences, concessions, leases, permits and regulatory consents which may be withdrawn or made subject to limitations. The maintenance, renewal and granting of mineral titles is often connected with, or conditional on, obtaining required statutory approvals. There is no assurance that MAC will be granted all mining titles or approvals for which MAC has applied, or will apply, for or that any licences, concessions, leases, permits or consents will be renewed as and when required or that new, unfavourable, conditions will not be imposed. In particular, the current term of MAC’s mining lease, CML5, expires in 2028, and is subject to renewal at that time. There can be no guarantee that it will be renewed. To the extent such approvals, consents or renewals are not obtained in a timely manner, MAC may be curtailed or prohibited from continuing with MAC’s mining, exploration and development activities or proceeding with any future exploration or development. Similarly, any challenge to MAC’s title or a dispute over boundaries could adversely impact extraction, production, processing, exploration and expansion activities. Further, MAC could face penalties, lose title to its interest in the licenses, concessions, leases, permits or consents, or any other tenements that MAC may acquire in the future, if conditions attached to those interests are not met or if insufficient funds are available to pay tenement rentals or meet expenditure requirements. 2.16 Land access Under Australian State and Commonwealth legislation, MAC may be required to obtain the consent of and/or pay compensation to landowners and holders of third-party interests, including pastoral leases, petroleum tenure and other mining tenure which overlay areas comprising MAC’s tenement and exploration interests in connection with exploration or mining activities undertaken by MAC, or in respect of any other mining projects that MAC acquires or develops in the future. Access to land often depends on a company being successful in negotiating with landholders. There is no assurance that MAC will obtain all the permissions required as and when required or that new conditions will not be imposed in connection therewith. To the extent such permissions are not obtained, MAC may be curtailed or prohibited from continuing with exploration activities or proceeding with any future exploration or development. 109

2.17 Native Title MAC is required under applicable local laws and regulations to seek authorizations and consents from Aboriginal and Torres Strait Islander peoples in relation to native title (where it has not been extinguished) and Aboriginal cultural heritage, including in connection with its operating, producing, exploration and development activities. If native title is either determined to exist or there are registered, but undetermined, native title claims over any part of the tenements and native title has not otherwise been extinguished with respect to that part, MAC may be required to negotiate with, and pay compensation to, the native title holders for impairment, loss or diminution or other effect of the proposed activities on their native title rights and interests. Compensation obligations may also arise pursuant to agreements with native title claimants or native title holders in relation to any tenements MAC acquires. The existence of native title or a registered native title claim may preclude or delay the granting of exploration and mining tenements pending resolution of the statutory procedures imposed by the Native Title Act 1993 (Cth), as amended (the “NT Act”) and considerable expenses may be incurred in negotiating and resolving native title issues. MAC cannot predict whether it will be able to obtain all required authorisations and consents for its current and future operations. Obtaining, retaining or renewing the necessary authorisations and consents can be a complex and time-consuming process and may involve substantial costs or the imposition of onerous conditions. There can be considerable delay in obtaining the necessary authorisations and consents. However, where consents and authorizations are not provided by agreement, there are fallback options available under the native title “right to negotiate” process and the statutory process for development of cultural heritage management plans. The duration and success of authorization and consent processes are contingent on many factors that are outside of MAC’s control. Failure to obtain an authorization or consent in connection with a specific project may adversely impact MAC’s operations. 2.18 Cultural Heritage MAC must ensure that its operations do not interfere with or impact upon designated Aboriginal cultural heritage sites, which may constrain MAC’s development plans. Recent events at Juukan Gorge in Western Australia have increased the risk to projects associated with Aboriginal heritage and cultural values. MAC does not have any heritage agreements with traditional owners, which means there is no agreed heritage management process for identifying and addressing potential impacts on Aboriginal heritage and managing the impacts of activities on Aboriginal heritage values. Heritage management plans that are prepared in consultation with traditional owner groups reduce the risks in relation to activities on the heritage sites specifically contemplated by those management plans only. 2.19 Water access In 2024, total water usage at the CSA Copper Mine reached 1,038 megaliters (“ML”). Water is primarily supplied by the Cobar Water Board from Lake Burrendong via a weir on the Bogan River at Nyngan through a network of pumps and pipelines, with a current entitlement of 1,356 ML per annum of high security water under the water sharing plan for the Macquarie and Cudgegong Regulated Rivers Water Source (the “Water Sharing Plan”). The Water Sharing Plan is regulated by the Water Management Act 2000 (NSW), which established the framework for water sharing plans, and establishes rules for sharing water between the environmental needs of the river or aquifer and water users, and between different types of water use such as domestic supply, stock watering, industry and irrigation. A 30% loss is typically incurred on this allocation, resulting in an actual raw water supply of ~950 ML per annum. Additional water is available at the CSA Copper Mine from installed borefields, surface water capturing and tailings water recycling. Groundwater is sourced from 13 abstractions across three borefields. However, due to the hardness and level of sulphates in the ground water, treatment is required to render the water useable if required for potable water. The CSA Copper Mine currently has sufficient water for operations. However, the Water Sharing Plan may be suspended in times of severe water shortages or amended by the relevant government minister if it is in the public interest to do so. As such, there is a risk that in the future the CSA Copper Mine will not have a guaranteed supply of water, and if there are significant disruptions in the supply of water, the performance of MAC’s business, results of operations and financial condition could be materially and adversely affected. 2.20 Access to reliable transport and infrastructure MAC’s mining, processing and development activities depend heavily on adequate infrastructure. As MAC’s product is transported by a range of methods, including rail and sea, MAC requires reliable railroads, bridges, power sources and water supplies to access and conduct MAC’s operations. 110

A number of factors could disrupt the availability and reliability of essential infrastructure and transport services, including weather-related issues, key equipment or infrastructure failures, rail or port capacity, congestion, industrial action, commercial disputes, terrorist attacks or other events. The occurrence of any such disruptions could limit MAC’s ability to deliver its product, which could in turn impact MAC’s revenue, productivity and reputation. Further, if the cost of accessing such infrastructure increases, MAC will be unable to pass through such cost increases, which would adversely impact MAC’s profitability. 2.21 Health, safety and hazardous materials MAC’s operations may substantially impact the environment or cause exposure to hazardous materials for MAC’s contractors, employees or local communities. MAC uses hazardous materials and generates hazardous or other regulated waste (for example, such substances are found in MAC’s storage or disposal facilities) and MAC may become subject to statutory or common law claims (including damages claims), because of its use of hazardous materials and generation of hazardous waste. Furthermore, the use of hazardous materials and generation of hazardous waste may subject MAC to investigation and require the clean-up of soil, surface water, groundwater and other media. The mining process, including blasting and processing ore bodies, can generate environmental impacts such as dust and noise and requires the storage of waste materials (including in liquid form). Risk in the form of dust, noise or leakage of polluting substances from site operations or uncontrolled breaches of mine residue facilities have the potential to generate harm to MAC’s employees, contractors and the communities and environment on or near MAC’s operations. Common law, employee or strict liability claims under environmental statutes in relation to these matters may arise, for example, out of current or former activities at sites that MAC owns or operates. There is a risk that past, present or future operations have not met, or will not meet, health and safety requirements and that the approvals or modifications MAC is currently seeking, or may need to seek in the future, will not be granted at all or will be granted on terms that are unduly onerous. 2.22 Tailings storage management risks Managing a volume of tailings presents significant environmental, health, safety and engineering challenges and risks. Mining operations require governmental permits and approvals for tailings storage areas. At present, the South Tailings Storage Facility at the CSA Copper Mine has capacity to store tailings up to December 2030 at the current rate of approximately 55 kt of tailings per month, depending on production rate. MAC has commenced preliminary work on potential additional tailings storage areas with a designed but not yet approved stage 11 lift and, reviewing the currently excised North Tailings Storage Facility which covers an area of approximately 110ha, provides an opportunity for further tailings storage. Discussions have begun with the NSW Resources Regulator in regard to the process to follow to use the North Tailings Storage Facility in connection with MAC’s operations. In addition, recent work has identified an opportunity to minimize the buttressing on the South Tailings Storage Facility embankment based on a third party review and further stability work. There may be a requirement for additional ongoing work in the future that has not be identified at this time, including a third-party review of the currently approved stage 10 lift and associated buttressing. There may be a requirement for additional ongoing work in the future that has not be identified at this time. This work (and any required future work) could require material expenditures and could adversely affect MAC’s business. A failure of tailings storage areas could result in an adverse environmental impact to the land on which operations are located and have a significant impact on MAC’s business and reputation. Based on the impact such incidents have had on other mining companies, a dam failure could result in immediate and prolonged cessation of operations at the relevant site, increased expenses, decrease in Mineral / Ore Reserves, damage to assets, legal liabilities, government investigations, increased insurance costs or inability to obtain insurance or necessary certifications and significant remediation (and potentially compensation) costs, as well as long-term reputational damage and other impacts. 2.23 Operations could cause environmental damage The nature of MAC’s mining operations carries the potential for environmental disturbance and harm, with implications for surrounding ecosystems, water supply and land use. This could be due to, among other things, physical disruption from land clearing and excavation and use of groundwater supplies in mining operations, or the uncontrolled release of contaminants into soil and waterways. MAC is also required to have comprehensive environmental management plans and mine closure plans in place for the CSA Copper Mine, which include the proposed methods to rehabilitate disturbed land, remediation requirements for contaminated land and end uses for land and infrastructure. These are developed in accordance with regulatory requirements and in consultation with regulatory bodies and are regularly reviewed for ongoing 111 suitability. However, as scientific understanding of the extent and long-term impacts of environmental disturbances caused by the mining industry continues to evolve, regulatory responses and stakeholder attitudes may shift. More stringent regulation of environmental management plans and more onerous mine closure and rehabilitation obligations may result in increased costs for mitigation, offsets or compensatory actions. In addition, MAC is exposed to the risk of historical non-compliance with environmental regulations during periods when its mines were under the control of previous owners. 2.24 Changes to environmental laws MAC is subject to various environmental laws and regulations, including those related to wastewater discharge, solid waste discharge, pollution, tailings, air emissions, noise and the disposal of hazardous materials and other waste products from its operations. Such laws and regulations may subject MAC to liabilities, including liabilities associated with contamination of the environment, damage to natural resources and the disposal of waste products that may occur as the result of its operations. Future changes to environmental laws and regulations may also require MAC to change operations or incur costs in order to comply with any such change in laws or regulations. No assurance can be given that MAC will be able to comply with all environmental laws and regulations at all times as such laws and regulations are evolving and tend to become more stringent. Therefore, if governments in areas where MAC operates impose more stringent laws and regulations in the future, MAC will have to incur additional, potentially substantial costs and expenses in order to comply, which may negatively affect its results of operations. 2.25 Rehabilitation Environmental rehabilitation liabilities are a generally well-recognized cost associated with producing mines such as the CSA Copper Mine. MAC is required to include provisions in its financial statements for rehabilitation and remediation costs. Estimating the likely quantum of such costs involves making assumptions as to mine life (which, in turn, is influenced by estimates regarding future commodity prices), the extent of disturbance and contamination, and future rehabilitation and closure costs. As such, no assurance can be given as to the adequacy or accuracy of MAC’s current provisions for future rehabilitation and closure costs, and actual costs may be substantially greater. Further, MAC has security deposits in place with the New South Wales Government that are intended to provide surety against rehabilitation liability and closure obligations in the event of MAC’s insolvency or the termination, forfeiture or expiration of its mining tenements and exploration licenses. The quantum of the surety is determined by the relevant regulatory authority having regard to an assessment of disturbance and contamination, and other criteria determined by the regulatory authority (from time to time). The assessment undertaken by relevant authorities may result in an increase in the quantum of the surety which will increase the liability recognized by MAC in its statement of financial position and increased costs incurred by MAC to put the surety in place. If, in the future, MAC is unable to secure required financial assurances or is forced to obtain financial assurance at too high a cost, MAC may not be able to obtain permits, and in that event production on its properties could be adversely affected. This could have a material adverse effect on MAC’s business. MAC may also experience a significant increase in the financial burden of addressing environmental rehabilitation liabilities as a result of legislative, judicial or executive decision-making by governmental authorities. Laws and regulations concerning the environment are constantly changing and are generally becoming more restrictive and expensive to comply with. To the extent that MAC becomes subject to further environmental rehabilitation liabilities, the satisfaction of any such liabilities would reduce funds otherwise available to MAC and could have a material adverse effect on MAC. 2.26 Regulatory risks MAC is subject to complex laws and regulations, including investment screening laws, in jurisdictions in which it operates. Those laws and regulations may be interpreted in different ways. They may also change from time to time, as may related interpretations and other guidance. Changes in laws or regulations could result in higher expenses and payments, and uncertainty relating to laws or regulations may also affect how MAC conducts its operations and structures its investments which could limit its ability to enforce its rights. New legislation may require different operating methodologies or additional capital or operating expense to satisfy new rules and regulations. Changes in environmental and climate laws or regulations could lead to new or additional investment in manufacturing designs, subject MAC to additional costs and restrictions, including increased energy and raw materials costs, and increased environmental compliance expenditure. 112

MAC may be subject to review and enforcement actions under domestic and foreign laws that screen investments and to other national-security-related laws and regulations. In certain jurisdictions, these legal and regulatory requirements may be more stringent than in Australia and may impact mining companies more specifically. As a result of these laws and regulations, investments by particular investors may need to be filed with local regulators, which in turn may impose added costs on MAC’s business, impact its operations and/or limit its ability to engage in strategic transactions that might otherwise be beneficial to MAC and its investors. 2.27 Cost inflation in Australia During the production process of high-grade copper concentrate, MAC is exposed to volatility in prices for certain raw materials and products. Prices and availability of these raw materials are subject to substantial fluctuations that are beyond MAC’s control due to factors such as changing economic conditions, inflation, currency and commodity price fluctuations, tariffs, resource availability, transportation costs, weather conditions and natural disasters, political unrest and instability, and other factors impacting supply and demand pressures. Significant price increases for these supplies could adversely affect MAC’s operating profits. Current and future inflationary effects may be driven by, among other things, supply chain disruptions and governmental stimulus or fiscal policies. 2.28 Exposure to litigation The nature of MAC’s business and industry involves exposure to litigation, including civil liability claims, criminal claims, environmental and native title matters, health and safety matters, workers’ compensation claims, regulatory and administrative proceedings, government investigations, tort claims, contract claims, tax investigations and labour disputes. Although MAC may defend any such matters and make insurance claims when possible, litigation and other regulatory investigations and proceedings are costly (even if MAC were to prevail on the merits of the dispute), unpredictable and time-consuming. While it is difficult for MAC to accurately predict the outcome or impact of existing or future litigation, future litigation costs, settlements or judgments could materially and adversely affect MAC’s business, financial condition and reputation. 2.29 MAC may be subject to community opposition or negative publicity in connection with its activities as a mining company All industries, particularly the mining industry, are subject to community actions in the various jurisdictions in which they are present. Fostering and maintaining a “social license to operate”, which can be understood as the acceptance of the activities of these companies by stakeholders, in the case of a mining project is a key tenet of corporate social responsibility, without which it can be very difficult to, among other things, secure necessary permits or arrange financing. MAC’s relationship with the communities in which it operates is important to ensure the future success of existing operations and the construction and development of its projects. While MAC considers that its relationships with the communities in which it operates are strong, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain stakeholders, some of which oppose resource development because of concerns involving environmental issues or indigenous rights, are often vocal critics of the mining industry and its practices. In recent years, communities and non-governmental organisations have become more vocal and active with respect to mining activities at, or near, their communities. These parties may take action by, among other things, opposing new projects or approvals, applying for injunctions seeking work stoppage, commencing lawsuits for damages and generally protesting or disrupting mining activities. Changes in the aspirations and expectations of local communities and stakeholders where MAC operates with respect to MAC’s contribution to employee health and safety, infrastructure, community development, environmental management and other factors could affect MAC’s “social license to operate”. Adverse publicity generated by such persons, in connection with such protests or generally across the mining industry, could have an adverse effect on MAC’s reputation or financial performance. 2.30 Labour markets The success of MAC’s business and projects will largely depend on the skill of MAC’s personnel and on labour resources. Competition for personnel, particularly those with expertise in the mining services industry, is high. MAC may be impacted by general labour market constraints. In the event MAC is unable to attract, hire and retain the requisite personnel, MAC may experience delays or interruptions in operating the CSA Copper Mine and completing projects in accordance with project schedules and budgets, and MAC’s mining operations may be adversely affected. 113

2.31 Supply chains MAC’s business relies on it being able to source products and services from third parties at competitive prices and within budgeted timeframes, and MAC is therefore subject to vulnerabilities associated with these third parties’ supply chains. External factors, including those related to climate change, pandemics, conflicts or policy changes (e.g. with respect to taxes imposed on the import or export of goods and services), may contribute to supply chain disruptions and fluctuations in demand. Delays in the delivery of these products or services, or MAC’s inability to obtain these products or services at competitive prices, may impact on MAC’s operational efficiency and financial performance. 2.32 Exchange rates As MAC’s operations involve transacting across multiple currencies, there is a degree of risk associated with possible adverse fluctuations in exchange rates. For example, while substantially all of MAC’s revenue is referable to commodity prices denominated in USD and the majority of MAC’s debt is USD-denominated, many of its costs (for example, local labour costs) are denominated in local currencies (predominantly Australian dollars). If the relative value of MAC’s USD-denominated revenues decline and its AUD-denominated expenses increase, it may have an adverse impact on MAC’s results and financial performance. 2.33 Risks regarding international conflict and related market pressures The outbreak of military conflict between Russia and Ukraine and in the Middle East is having a material effect on the global economy. These hostilities have created uncertainty for capital markets around the world, and this uncertainty may lead to adverse consequences for commodity prices and MAC’s business operations. Measures taken by governments around the world to end the Ukrainian conflict (such as imposing tariffs on Russian exports and other economic sanctions) may cause disruptions to MAC’s supply chains and adversely impact commodity prices. Ongoing sanctions and trade restrictions on Russia or other markets could adversely affect MAC’s operations, revenue and profit. Such events may affect the financial performance of MAC. Further, there is no certainty that similar conflicts which impact global markets will not arise in the future. 2.34 Nature-related risks MAC, as a participant in the mining sector, faces exposure to physical and transitional nature-related risks flowing from the deterioration of the natural environment. 3. GENERAL RISKS Like many listed companies, the future prospects and financial and operational performance of MAC and the value of MAC Shares and MAC CDIs may be affected by a variety of factors. These general risks may include: • changes in investor sentiment and the overall performance of stock markets in the United States, Australia and other jurisdictions; • changes in general business, industry cycles, and economic conditions including inflation, interest rates, exchange rates, commodity prices, employment levels, credit markets and consumer confidence, demand and preferences; • economic and political factors in the United States, Australia and other jurisdictions, including economic growth and inflation rates; • there may be few or many potential buyers or sellers of MAC Shares on the NYSE and/or MAC CDIs on the ASX at any time and this may affect the volatility of the market price of MAC Shares and/or MAC CDIs. It may also affect the prevailing market price at which MAC Securityholders are able to sell their MAC Shares and/or MAC CDIs; • changes in legislation and government, fiscal, monetary, regulatory policies including foreign investment, accounting or financial reporting standards and taxation laws (or their interpretation); and • natural disasters, catastrophes and disease or pandemic (including the outbreak, escalation or impact of, and recovery from, such pandemics) and other macroeconomic occurrences, including but not limited to geopolitical events such as an outbreak of hostilities, acts of terrorism and declarations of war. 114

PART VIII DEFINITIONS Affiliate means with respect to any person, any other person directly or indirectly controlling, controlled by or under common control with such person (as used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise); Aggregate Scheme Consideration means the Scheme Consideration multiplied by the total number of Scheme Shares; Announcement means the joint regulatory announcement made by Harmony and MAC in connection with the Transaction on 27 May 2025; Articles of Association means MAC’s articles of association adopted by special resolution dated 23 May 2023, in force from time to time; ASIC means the Australian Securities and Investments Commission; ASX means ASX Limited (ABN 98 008 624 691) or, where the context requires, the securities exchange operated by it; ASX Listing Rules means the official listing rules of ASX; Australian Holder has the meaning given to that term in section 16.3(a) of Part II (Explanatory Statement) of this Document; Barrenjoey means Barrenjoey Advisory Pty Limited (ACN 636 976 228); Bluescape means BEP Special Situations VI LLC; BMO means the Bank of Montreal; Break Fee means US$23,557,692; Business Day means a day other than a Saturday, a Sunday or a day on which banks are authorised or required by applicable laws to be closed in the Bailiwick of Jersey, London, United Kingdom, Perth, Australia or New York, New York, United States of America; CDI Register means the register of MAC CDI Holders maintained by the Registry; CDI Registry means MAC’s CDI registry, Computershare Investor Services Pty Limited; CDI Voting Instruction Form means either or both (as the context requires) of the GREEN CDI Voting Instruction Form in relation to the Court Meeting and the YELLOW CDI Voting Instruction Form in relation to the General Meeting; CDN means CHESS Depositary Nominees Pty Limited (ACN 071 346 506); CMPL means Cobar Management Pty. Limited (ACN 083 171 546); CMPL Share Sale Agreement means the share sale agreement dated 17 March 2022 by and among MAC, Metals Acquisition Corp, MAC-Sub and Glencore, as amended from time to time; Code means the U.S. Internal Revenue Code of 1986, as amended; Competent Person has the meaning given to that term in the JORC Code; Conditions means the conditions to the implementation of the Transaction, as set out in Part III (Conditions to the Implementation of the Scheme and to the Transaction) of this Document; Confidentiality Deed means the confidentiality deed between MAC and Harmony Australasia Services Pty Ltd (ACN 083 828 853), a wholly owned Subsidiary of Harmony, dated 24 October 2024; Consents Condition means the Condition set out in paragraph 3(g) of Part A of Part III (Conditions to the Implementation of the Scheme and to the Transaction) of this Document; 115

Consideration Exchange Rate means the average U.S. dollar to Australian dollar exchange rate achieved by or on behalf of MAC upon the conversion into Australian dollars (through one or more market transactions over one or more Business Days between the Scheme Record Time and the relevant payment date) of the Aggregate Scheme Consideration in U.S. dollars to be converted into Australian dollars for MAC CDI Holders, less any applicable and properly incurred transaction and dealing costs associated with such conversion; Copper Stream means the amended and restated copper stream agreement dated 9 June 2023 between the Company, Metals Acquisition Corp, MAC-Sub and OR Royalties; Corporations Act means the Corporations Act 2001 (Cth); Counterproposal has the meaning given to that term in section 11.1 of Part II (Explanatory Statement) of this Document; Court means the Royal Court of Jersey; Court Meeting means the meeting or meetings of Scheme Shareholders or any class or classes thereof to be convened by order of the Court pursuant to Article 125 of the Jersey Companies Law (notice of which is set out in Part IX (Notice of the Court Meeting) of this Document) for the purpose of considering and, if thought fit, approving the Scheme (with or without amendment), including any adjournment thereof; Court Order means the act of the Court sanctioning the Scheme under Article 125(2) of the Jersey Companies Law; Court Sanction Hearing means the final hearing by the Court (and any adjournment thereof) to sanction the Scheme pursuant to Article 125 of the Jersey Companies Law, at which the Court Order is expected to be granted; CSA Jersey means CSA Jersey Limited (Registration Number 160863); Document means this Document dated 31 July 2025 in respect of the Scheme sent to (among others) MAC Securityholders, containing and setting out (among other matters) the full terms and conditions of the Scheme and containing the notice convening the Court Meeting and an explanatory statement in compliance with Article 126 of the Jersey Companies Law; DRS means DTC’s “Direct Registration System” for recording entitlements to shares on the issuer’s or its transfer agent’s records in book entry-form; DSU means deferred share units granted pursuant to the DSU Plan; DSU Plan means the Non-Employee Directors Deferred Share Unit Plan adopted by the MAC Board on or about 6 June 2023; DTC means The Depository Trust Company; Effective Date means the date on which the Scheme becomes effective in accordance with its terms, and “Effective” shall be construed accordingly; End Date means 31 January 2026 or such later date as MAC and Harmony agree in writing; Equity Awards means the MAC RSUs, MAC PSUs and MAC DSUs; Equity Incentive Plan means the 2023 long-term incentive plan adopted by the MAC Board on 6 June 2023; Eva Copper Project means the iron oxide copper gold resource project located 75 kilometres north of Cloncurry, Queensland; Exclusivity Period means the period from the date of the Implementation Deed until the earlier of the termination of the Implementation Deed in accordance with its terms and the End Date; Explanatory Statement means the explanatory statement set out in Part II (Explanatory Statement) of this Document; FATA means the Foreign Acquisitions and Takeovers Act 1975 (Cth); Foreign Holder has the meaning given to that term in section 16.3(b) of Part II (Explanatory Statement) of this Document; Fourth Sail means each of Fourth Sail Discovery LLC and Fourth Sail Long Short LLC; 116

General Meeting means the general meeting of MAC Shareholders (including any adjournment thereof) to be convened in connection with the Scheme, notice of which is set out in Part X (Notice of General Meeting) of this Document, for the purpose of considering, and, if thought fit, approving, the General Meeting Resolution; General Meeting Resolution means the special resolutions to be proposed at the General Meeting to authorise the MAC Directors to take all such actions as they may consider necessary or appropriate for carrying the Scheme into effect and to amend the Articles of Association; Glencore means Glencore Operations Australia Pty Limited (ACN 128 115 140), a wholly owned Subsidiary of Glencore Plc; Government Agency means any government or governmental, semi-governmental, administrative, fiscal, statutory or judicial body, department, commission, authority, tribunal, agency or entity, or any other federal, state, provincial, local or other government, whether established in Jersey, the United States, Australia or any other country. It also includes any semi-regulatory organisation established under statute or otherwise discharging substantially public or regulatory functions (including the Jersey Financial Services Commission, NYSE, SEC, ASX and ASIC); GST has the meaning given to that term in the A New Tax System (Goods and Services Tax) Act 1999 (Cth); Harmony means Harmony Gold (Australia) Pty Limited (ACN 091 439 333) of Level 2, 189 Coronation Drive, Milton QLD 4064, a wholly owned Subsidiary of Harmony Parent; Harmony ADSs means “American Depositary Shares” (as evidenced by “American Depositary Receipts”), each representing one Harmony Share; Harmony Directors means the directors of Harmony as at the date of this Document or, where the context requires, the directors of Harmony from time to time; Harmony Group means Harmony Parent and its Subsidiaries and subsidiary undertakings from time to time (which, for the avoidance of doubt, shall exclude MAC or any other MAC Group Member), and “Harmony Group Member” means any one of them; Harmony Information means information relating to Harmony or any other Harmony Group Member provided by or on behalf of Harmony to MAC or its Representatives and included in this Document; Harmony Parent means Harmony Gold Mining Company Limited, a South African public company limited by shares with registration number 1950/038232/06) and whose primary listing is on the Johannesburg Stock Exchange (JSE: HAR) and an American depository receipt programme listing on the New York Stock Exchange (NYSE: HMY), of Randfontein Office Park, Cnr Main Reef Road and Ward Avenue, Randfontein, 1759; Harmony Parent Directors means the directors of Harmony Parent as at the date of this Document or, where the context requires, the directors of Harmony Parent from time to time Harmony Share means a fully paid ordinary share in Harmony; IFRS means International Financial Reporting Standards; Implementation Date means the tenth Business Day after the Effective Date; Implementation Deed means the implementation deed entered into between Harmony and MAC dated 27 May 2025; Incentives Schedule has the meaning given to that term in the Implementation Deed; Inferred Mineral Resource has the meaning given to that term in the JORC Code or Subpart 1300 of Regulation S-K (as applicable); Initial Certificate has the meaning given to that term in section 3.5(b) of Part II (Explanatory Statement) of this Document; Intercreditor Deed means the intercreditor deed dated 9 June 2023 between MAC, Glencore and OR Royalties (among others), as amended from time to time; 117

Intermediary means a broker, investment firm, clearing house or similar entity that owns MAC Shares or MAC CDIs on behalf of a Non-registered Shareholder; ITAA 1997 means the Income Tax Assessment Act 1997 (Cth); Jersey means the Bailiwick of Jersey; Jersey Companies Law means the Companies (Jersey) Law 1991; JORC Code means the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (2012 Edition), as amended from time to time; Law means all applicable legislation, statutes, directives, regulations, judgments, decisions, decrees, orders, instruments, by-laws, and other legislative measures or decisions having the force of law, treaties, conventions and other agreements between states, or between states and the European Union or other supranational bodies, rules of common law, customary law and equity and all civil or other codes and all other laws of, or having effect in, any jurisdiction from time to time; Last Practicable Date means 29 July 2025 (being the latest practicable date prior to publication of this Document); MAC or Company means MAC Copper Limited (ARBN 671 963 198), a public company limited by shares registered in Jersey with registered number 144625 and whose registered office is at 3rd Floor, 44 Esplanade, St. Helier, Jersey JE4 9WG; MAC Board means the board of directors of MAC or the MAC Directors collectively, as the context requires; MAC CDI means a CHESS Depositary Interest representing a beneficial interest in a MAC Share; MAC CDI Holder means a registered holder of one or more MAC CDIs, as shown in the CDI Register; MAC Directors means the directors of MAC as at the date of this Document or, where the context requires, the directors of MAC from time to time; MAC Group means MAC and its Subsidiaries and subsidiary undertakings from time to time and “MAC Group Member” means any one of them; MAC Incentive Plans means the Equity Incentive Plan and the DSU Plan; MAC Information means all the information in this Document other than Harmony Information; MAC Securityholder means a MAC Shareholder or a MAC CDI Holder; MAC Shareholder means a registered holder of one or more MAC Shares, as shown in the Share Register; MAC Share means a fully paid ordinary share in MAC; MAC-Sub means Metals Acquisition Corp. (Australia) Pty Ltd (ACN 657 799 758); MAC Warrants means the 3,187,500 transferable warrants, each entitling the holder to be issued one MAC Share on its exercise, granted to Sprott on the terms of the Warrant Agreement; MAC Warrants Condition has the meaning given to that term in section 8 of Part II (Explanatory Statement) of this Document; Management Change of Control Protections has the meaning given to that term in section 12 of Part II (Explanatory Statement) of this Document; Matching Right Notice has the meaning given to that term in section 11.1 of Part II (Explanatory Statement) of this Document; Material Adverse Change has the meaning given to that term in the Implementation Deed; Meeting Materials means this Document, the notice of the Court Meeting and General Meeting, the PINK and WHITE Proxy Forms and the GREEN and YELLOW CDI Voting Instruction Forms; Meetings means together the Court Meeting and the General Meeting; Mineral Reserve has the meaning given to that term in Subpart 1300 of Regulation S-K; 118

Mineral Resource has the meaning given to that term in the JORC Code or Subpart 1300 of Regulation S-K (as applicable); Non-registered Shareholder means a holder of a book entry, beneficial or otherwise controlling voting and economic interest in a MAC Share or MAC CDI (other than in the capacity as a MAC CDI Holder), the legal ownership of which is held on their behalf by an Intermediary; NYSE means the New York Stock Exchange; Ore Reserve has the meaning given to that term in the JORC Code; OR Royalties means OR Royalties International Ltd (previously Osisko Bermuda Limited); PFIC means passive foreign investment company; PNG means Papua New Guinea; Polymetals means Polymetals Resources Ltd ACN 644 736 247; Proxy Forms means either or both (as the context requires) of the PINK Proxy Form in relation to the Court Meeting and the WHITE Proxy Form in relation to the General Meeting; PSU means a performance-based restricted share unit issued under the Equity Incentive Plan; Registrar of Companies means the Jersey Registrar of Companies; Regulation S-K means Regulation S-K promulgated under the U.S. Securities Act; Regulatory Conditions means the Conditions set out in paragraph 3(a) and 3(b) of Part A of Part III (Conditions to the Implementation of the Scheme and to the Transaction) of this Document; Relevant Foreign Resident Declaration Form means a Foreign Resident Capital Gain Withholding – Vendor Declaration Form; Representatives has the meaning given to that term in section 11.1 of Part II (Explanatory Statement) of this Document; Restricted Jurisdiction means any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the Transaction is sent or made available to MAC Shareholders in that jurisdiction; Restructuring Documents has the meaning given to that term in section 3.5(b) of Part II (Explanatory Statement) of this Document; Royalty Deed means the agreement titled “Cobar Royalty Deed” dated 16 June 2023 between CMPL, the Company and Glencore; RSU means a restricted share unit issued under the Equity Incentive Plan; SARB means the South African Reserve Bank; Scheme means the proposed scheme of arrangement under Article 125 of the Jersey Companies Law between MAC and the Scheme Shareholders to implement the acquisition of MAC by Harmony, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by MAC and Harmony; Scheme Consideration means US$12.25 per Scheme Share; Scheme Record Time means: • 5:00 pm (New York time) on the fifth Business Day after the Effective Date for Scheme Shareholders; and • 7:00 pm (Sydney time) on the fifth Business Day after the Effective Date for MAC CDI Holders; Scheme Share has the meaning given to that term in Part IV (Scheme of Arrangement) of this Document; Scheme Shareholder means a MAC Shareholder who is on the Share Register at the Scheme Voting Record Time or at the Scheme Record Time (as applicable); 119

Scheme Voting Record Time means: • 4:00 pm (New York time) on Tuesday, 29 July 2025 for Scheme Shareholders and MAC Shareholders (as applicable); and • 7:00 pm (Sydney time) on Tuesday, 29 July 2025 for MAC CDI Holders; SEC means the U.S. Securities and Exchange Commission; Senior Debt has the meaning given to that term in section 3.5(a) of Part II (Explanatory Statement) of this Document; Senior Lenders means the syndicated lenders providing the Senior Debt; Senior Executives has the meaning given to that term in section 12 of Part II (Explanatory Statement) of this Document; Share Register means the register of MAC Shareholders maintained in accordance with the Jersey Companies Law, including any branch register located outside of Jersey; Share Registry means MAC’s share registry, Computershare Trust Company, N.A.; Silver Stream means the amended and restated silver stream agreement dated 9 June 2023 between the Company, Metals Acquisition Corp, MAC-Sub and OR Royalties; South African Exchange Control Regulations means the Exchange Control Regulations, 1961 as promulgated under the Currency and Exchanges Act, 1933, by Government Notice R.1111 of 1961-12-01; Sprott means Sprott Private Resource Lending II (Collector), LP; STI Award has the meaning given to that term in section 12 of Part II (Explanatory Statement) of this Document; Streams Restructure Deed has the meaning given to that term in section 3.5(b) of Part II (Explanatory Statement) of this Document; Subsidiary means, with respect to any person, another person of which such first person owns or controls, directly or indirectly, securities or other ownership interests representing more than 50% of the voting power of all outstanding share, stock or ownership interests of such second person; Superior Proposal has the meaning given to that term in the Implementation Deed; Transaction means the acquisition by Harmony (a wholly owned Subsidiary of Harmony Parent) of the entire issued and to be issued share capital of MAC for the Scheme Consideration, to be effected in accordance with the Implementation Deed by means of the Scheme and shall, where the context requires, include any subsequent revision, variation, extension or renewal thereof as agreed by the parties in writing; Trust Account means U.S. Dollar and Australian dollar denominated trust or segregated accounts which are operated by or on behalf of MAC as trustee for the Scheme Shareholders and MAC CDI Holders, details of which MAC must notify Harmony no later than 5 Business Days before the Implementation Date; U.K. Panel means the U.K. Panel on Takeovers and Mergers; U.K. Takeover Code means the U.K. City Code on Takeovers and Mergers; United Kingdom or U.K. means the United Kingdom of Great Britain and Northern Ireland; United States or U.S. means the United States of America, its territories and possessions, any state of the United States of America, the District of Columbia and all other areas subject to its jurisdiction and any political sub-division thereof; U.S. Exchange Act means the United States Securities Exchange Act of 1934, as amended; U.S. Holder has the meaning given to it in section 16.2 of Part II (Explanatory Statement) of this Document; U.S. Securities Act means the United States Securities Act of 1933 as amended; 120

Victor Smorgon means each of Gannet Capital Pty Ltd as trustee for the Victor Smorgon Partners Global Multi-Strategy Fund, Gannet Capital Pty Ltd as trustee for the Victor Smorgon Partners Global Multi-Strategy Fund (MAC SPV) and Gannet Capital Pty Ltd as trustee for the Victor Smorgon Partners Resources Scarcity Fund; Virtual Meeting Guides means the guides explaining how Scheme Shareholders and MAC Shareholders can access and participate in the Meetings online via the Virtual Meeting Platform; Virtual Meeting Platform means the virtual meeting platform through which Scheme Shareholders and MAC Shareholders access and participate in the Meetings online; VWAP means volume weighted average price; Wafi-Golpu Project means the advanced exploration project in respect of a copper-gold porphyry deposit located in the Morobe Province of PNG, 65 kilometres south-west of Lae City. Warrant Agreement means the agreement titled “Warrant Agreement” dated 15 June 2023 between MAC (then known as Metals Acquisition Limited) and Continental Stock Transfer & Trust Company, a New York corporation (prior to assignment to Computershare Trust Company, N.A), as warrant agent; and Warrant Cancellation Deed means a deed between, among others, MAC and the holder of MAC Warrants under which those parties agree to cancel all the MAC Warrants with effect on the Effective Date, conditional on the Scheme becoming Effective. Unless otherwise specified in this Document, or the context otherwise requires, all references to: • “U.S. dollars”, “USD” or “US$” are to the lawful currency of the United States; • “Australian dollars”, “AUD” or “A$” are to the lawful currency of Australia; • any “Law” are to such Law as amended from time to time; • the singular includes the plural and vice versa; • “includes” shall mean “includes without limitation”, and references to “including” and any other similar term shall be construed accordingly; • “tax” or “taxation” means any tax, levy, charge, impost, fee, deduction, goods and services tax, or withholding, that is assessed, levied, imposed (whether jointly, severally or on a secondary or indirect basis) or collected by any Government Agency and includes any interest, fine, charge, fee or any other amount imposed on, or in respect of the above; and • an enactment or statutory provision in any country shall be construed as a reference to any subordinate legislation, statutory instruments, orders, rules and regulations made or promulgated under the relevant enactment or statutory provision or deriving validity therefrom and shall be construed as a reference to that enactment, statutory provision, subordinate legislation, statutory instruments, orders, rules and regulations as extended, modified, consolidated, replaced or re-enacted from time to time. 121

PART IX NOTICE OF COURT MEETING IN THE ROYAL COURT OF JERSEY SAMEDI DIVISION IN THE MATTER OF MAC COPPER LIMITED – AND – IN THE MATTER OF ARTICLE 125 OF THE COMPANIES (JERSEY) LAW 1991 NOTICE IS HEREBY GIVEN that, by an order dated 30 July 2025 made in the above matter, the Royal Court of Jersey (the “Court”) has ordered a meeting (the “Court Meeting”) to be convened of the holders of Scheme Shares (as defined in the Scheme referred to below) for the purpose of considering and, if thought fit, approving (with or without modification) a members’ scheme of arrangement (the “Scheme”) proposed to be made pursuant to Article 125 of the Companies (Jersey) Law 1991 (as amended) (the “Jersey Companies Law”) between MAC Copper Limited (“MAC” or the “Company”) and the holders of Scheme Shares and that such meeting will be held at 44 Esplanade, St Helier, Jersey JE4 9WG and online via the Virtual Meeting Platform at meetnow.global/M2U6UPT at 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Friday, 29 August 2025, at which time and place all such holders of Scheme Shares are encouraged to attend (in person, online or by proxy), speak, submit questions and vote following the instructions set out below and in the Virtual Meeting Guides (as applicable). Unless defined in this notice, capitalised terms used in this notice shall have the meaning given to them in Part VIII (Definitions) of the Document of which this notice forms part. A copy of the Scheme and a copy of the explanatory statement required to be published pursuant to Article 126 of the Jersey Companies Law are incorporated in the Document of which this notice forms part. It is important that as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of opinion of Scheme Shareholders. Every Scheme Shareholder that is entitled to vote (in person, online or by proxy) will have one vote for every Scheme Share carrying voting rights they hold at the Scheme Voting Record Time. Votes to be taken by a poll and results The proposal to approve the Scheme at the Court Meeting shall be decided on a poll. Every Scheme Shareholder that is entitled to vote (in person, online or by proxy) will have one vote for every Scheme Share carrying voting rights they hold at the Scheme Voting Record Time. The Scheme requires approval by a majority in number of Scheme Shareholders representing 75% or more of the voting rights of the Scheme Shares voted by those Scheme Shareholders who (being entitled to do so) voted in person, by proxy, by attorney or, in the case of a corporate Scheme Shareholder, by a corporate representative. At the Court Meeting voting on the Scheme will be by poll rather than a show of hands. A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Court Meeting. The results of the voting at the Court Meeting will be announced as soon as practicable by a public announcement filed with, or furnished to, the SEC and released to the ASX and by making such announcement available on MAC’s website at www.maccopperlimited.com. 122

Scheme Voting Record Time Entitlement to attend, speak and vote at the Court Meeting or any adjournment thereof (in person or online via the Virtual Meeting Platform), and the number of votes which may be cast at the Court Meeting, will be determined by reference to the Share Register at 4:00 pm (New York time) on Tuesday, 29 July 2025 or, if the Court Meeting is adjourned for more than 30 days, 4:00 pm (New York time) on the date which is 10 days before the date fixed for the adjourned meeting. Changes to the Share Register after the relevant time shall be disregarded in determining the rights of any person to attend, speak and vote at the Court Meeting. Scheme Shareholders are strongly encouraged to submit proxy appointments and instructions for the Court Meeting as soon as possible. Scheme Shareholders are also strongly encouraged to appoint the Chair of the Court Meeting as their proxy. Instructions for accessing the Virtual Meeting Platform and information on how to appoint a proxy are set out in the notes below. Corporate Representatives As an alternative to appointing a proxy, a Scheme Shareholder that is a corporation may appoint one or more corporate representatives who may exercise on its behalf, all its powers as a member, provided that if two or more corporate representatives purport to vote in respect of the same shares, if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way, and in other cases the power is treated as not exercised. A corporate Scheme Shareholder wishing to act by a duly authorised representative must have identified that person to the Company by writing in accordance with Article 18 of the Articles of Association before the commencement of the Court Meeting. The Court has appointed Ms. Patrice Merrin or, failing her, any other MAC Director to act as Chair of the Court Meeting and has directed the Chair to report the result of the meeting to the Court. The Scheme will be subject to the subsequent sanction of the Court. Dated: 31 July 2025 By order of the Board of Directors MAC Copper Limited 123

YOUR VOTE IS IMPORTANT SCHEME SHAREHOLDERS AND MAC SHAREHOLDERS ARE RECEIVING TWO PROXY FORMS WITH INSTRUCTIONS FOR VOTING AT THE COURT MEETING AND THE GENERAL MEETING. YOU ARE ENCOURAGED TO VOTE AT EACH MEETING. MAC CDI HOLDERS ARE RECEIVING TWO CDI VOTING INSTRUCTION FORMS TO INSTRUCT CDN HOW TO VOTE AT THE COURT MEETING AND THE GENERAL MEETING. IT IS IMPORTANT THAT AS MANY VOTES AS POSSIBLE ARE CAST AT THE COURT MEETING (IN PERSON, ONLINE OR BY PROXY) SO THAT THE COURT CAN BE SATISFIED THAT THERE IS A FAIR AND REASONABLE REPRESENTATION OF MAC SHAREHOLDER OPINION. TO ENSURE YOUR REPRESENTATION AT THE COURT MEETING, YOU ARE REQUESTED TO COMPLETE, SIGN AND DATE THE PROXY FORM OR CDI VOTING INSTRUCTION FORM FOR THE COURT MEETING AS PROMPTLY AS POSSIBLE AND RETURN IT BY FOLLOWING THE INSTRUCTIONS PROVIDED IN THE PROXY FORM OR CDI VOTING INSTRUCTION FORM. IF YOU ARE A SHAREHOLDER OF RECORD AND ATTEND THE COURT MEETING IN PERSON OR ONLINE, YOU MAY VOTE DURING THE MEETING EVEN IF YOU HAVE RETURNED A COMPLETED PROXY FORM. NOTES: The following notes explain your general rights as a Scheme Shareholder and your right to attend and vote at the Court Meeting or to appoint someone else to vote on your behalf. 1. Instructions for accessing the Virtual Meeting Platform All Scheme Shareholders are invited to attend the Court Meeting. Given the diverse spread of Scheme Shareholders, the Company has determined that the Court Meeting may be accessed in person or online. Please refer to the information below on how Scheme Shareholders can participate in the Court Meeting. Scheme Shareholders can access the Virtual Meeting Platform using a web browser, on a PC or smartphone device. The web browser must be compatible with the latest browser version of Chrome, Firefox, Edge or Safari (as applicable). To log in, Scheme Shareholders will need the control number provided on their PINK Proxy Form. If you are not a Scheme Shareholder or do not have a control number (including MAC CDI Holders), you may still access the Court Meeting as a guest, but you will not be able to submit questions or vote at the Court Meeting. The Court Meeting will begin promptly at 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Friday, 29 August 2025. If attending online, the Company encourages you to access the Court Meeting prior to the start time. Online access will open at 12:00 pm (Jersey time) / 7:00 am (New York time) / 9:00 pm (Sydney time) on Friday, 29 August 2025 (Sydney time) and you should allow ample time to log in to the Court Meeting webcast and test your computer audio system. We recommend that you carefully review the procedures needed to gain admission in advance. A recording of the Court Meeting will be available at www.maccopperlimited.com for 90 days after the Court Meeting. MAC CDI Holders will be entitled to receive notice of, and to attend as guests (but not submit questions or vote) at the Court Meeting. Only Scheme Shareholders or their proxies will be able to vote and ask questions during the Court Meeting. You are strongly encouraged to submit questions to the Company prior to the Court Meeting (see the following instructions). How to access and vote at the Court Meeting if you are a Scheme Shareholder If you are a Scheme Shareholder, there are four ways you can vote at the Court Meeting: (1) by attending the Court Meeting in person at the venue; (2) by completing, signing and returning the PINK Proxy Form in accordance with the instructions on the Proxy Form; (3) by lodging a proxy instruction online or by telephone in accordance with the instructions on the PINK Proxy Form; or (4) by attending the Court Meeting online via the Virtual meeting Platform in accordance with the instructions set out in this notice. Valid proxies must be received by the Share Registry no later than 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Wednesday, 27 August 2025. 124

2. Entitlement to attend and vote Scheme Shareholders of Record Scheme Shareholders whose names appear in the Share Register at the Scheme Voting Record Time (being 4:00 pm (New York time) on Tuesday, 29 July 2025) are referred to as “shareholders of record”. Shareholders of record are entitled to attend and vote at the Court Meeting, or they may appoint another person or persons, whether a shareholder of the Company or not, as their proxy or proxies, to exercise all or any of their rights to attend, speak and vote at the Court Meeting (in each case, in person or online via the Virtual Meeting Platform). A PINK Proxy Form for use at the Court Meeting is provided with this notice. To be valid, the PINK Proxy Form should be completed and returned in accordance with the instructions set out on the form. The PINK Proxy Form duly completed and signed, together with any power of attorney, if any, under which it is signed, should be returned to the Share Registry in accordance with the instructions set out in the form as promptly as possible and no later than 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Wednesday, 27 August 2025. If the Proxy Form is properly executed and returned, it will be voted in the manner directed by the Scheme Shareholder executing it. The Chair intends to vote any undirected proxies in favour of the Scheme. Undirected proxies will be reflected in the results of the Court Meeting as a vote in favour of the Scheme, rather than as undirected votes. In the case of an entity, the Proxy Form must be signed by a duly authorised officer or person, giving full title as such. Non-registered Shareholders The information set forth in this section is of importance to Non-registered Shareholders, as a substantial number of Scheme Shares are held by Intermediaries on behalf of Non-registered Shareholders. Non-registered Shareholders should note that only proxies appointed by Scheme Shareholders (that is, individuals or entities whose name appears in the Share Register as at the Scheme Record Voting Time) will be recognised and acted upon at the Court Meeting. The Meeting Materials will be sent to each Non-registered Shareholder by or on behalf of the Intermediary that holds Scheme Shares on their behalf. Intermediaries will typically use a service company to forward the Meeting Materials. The majority of Intermediaries now delegate responsibility for obtaining shareholder instructions from clients to Broadridge. Broadridge typically mails a voting instruction form in lieu of the Proxy Forms. Non-registered Shareholders are requested to vote in accordance with the instructions set forth in those voting instruction forms. Broadridge will provide aggregate Scheme Shareholder voting instructions to the relevant Intermediary (or its tabulation agent), which will tabulate the results for the Court Meeting and provide appropriate instructions with respect to the voting of the Scheme Shares to be represented at the Court Meeting or the reconvening of any adjournment or postponement thereof. Applicable securities regulatory policy requires Intermediaries, on receipt of materials that seek voting instructions from Non-registered Shareholders indirectly, to seek voting instructions from Non-registered Shareholders in advance of meetings of securityholders. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-registered Shareholders in order to ensure that their wishes are expressed at the Court Meeting. Often, the voting instruction form supplied to a Non-registered Shareholder by its broker is identical to the Proxy Forms provided to Scheme Shareholders; however, its purpose is limited to instructing the relevant Scheme Shareholder that is an Intermediary on how to vote on behalf of the Non-registered Shareholder. In the ordinary course, Non-registered Shareholders’ securities can only be voted by their Intermediaries in accordance with the Non-registered Shareholders’ instructions. Non-registered Shareholders should carefully follow the instructions provided by their Intermediaries in order to ensure that their wishes in respect of the Scheme Shares that they control are reflected at the Court Meeting. Non-registered Shareholders will not be entitled to participate in the Court Meeting, except that they may attend the Court Meeting as an observer and may submit written questions to the Company in advance of the Court Meeting. Non-registered Shareholders as of the Scheme Voting Record Time will be entitled to instruct their broker or other Intermediary how to vote the Scheme Shares in which they have a beneficial interest by completing and signing the materials provided to them in accordance with the instructions provided to them by their broker or other Intermediary. MAC CDI Holders A MAC CDI represents an uncertificated unit of beneficial ownership in MAC Shares. MAC CDI Holders do not actually own direct legal title to MAC Shares. Legal title to MAC Shares which underlie MAC CDIs is ultimately held by Cede & Co. (as nominee for DTC). CDN, a wholly owned Subsidiary of ASX, in turn holds a beneficial title under a custodian arrangement to those shares for and on behalf of MAC CDI Holders. As the ultimate beneficial owner of MAC Shares, you have the right to direct CDN on how to vote the MAC Shares underlying your MAC CDIs. 125

MAC CDI Holders will not be entitled to participate in the Court Meeting, except that they may attend the Court Meeting as an observer and may submit written questions to the Company in advance of the Court Meeting. MAC CDI Holders as of the Scheme Voting Record Time will be entitled to instruct CDN how to vote the Scheme Shares in which they have a beneficial interest by completing and returning the GREEN CDI Voting Instruction Form. Under the rules governing MAC CDIs, CDN is not permitted to vote on your behalf on any matter to be considered at the Court Meeting unless you specifically instruct CDN how to vote. We encourage you to communicate your voting instructions to CDN in advance of the Court Meeting to ensure that your vote will be counted by completing the GREEN CDI Voting Instruction Form and returning it in accordance with the instructions specified on that form. If you are a MAC CDI Holder that holds its interest in MAC CDIs through a broker, bank, trustee or other nominee, please follow the instructions set out in the paragraph above titled “Non-registered Shareholders”. A GREEN CDI Voting Instruction Form for use at the Court Meeting is attached to this notice. To be valid, the GREEN CDI Voting Instruction Form should be completed and returned in accordance with the instructions set out on the form. The GREEN CDI Voting Instruction Form duly completed and signed, together with any power of attorney, if any, under which it is signed, should be returned to the CDI Registry in accordance with the instructions set out in the form as promptly as possible and no later than 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Tuesday, 26 August 2025. 3. Right to appoint a proxy; procedure for appointment MAC has designated the Chair as the person whom Scheme Shareholders may appoint as their proxy. Scheme Shareholders are strongly encouraged to appoint the Chair of the Court Meeting as their proxy. If a Scheme Shareholder wishes to appoint an individual other than the Chair to represent them at the Court Meeting, they may do so by following the instructions set out in the PINK Proxy Form. A proxy does not need to be a Scheme Shareholder. If a Scheme Shareholder is a corporation, its proxy must be executed by a duly authorised officer or properly appointed attorney. The person they appoint will need to contact the Share Registry to request a control number to attend and vote at the Court Meeting. It is the responsibility of the Scheme Shareholder to advise their proxy (the person they appoint) to contact the Share Registry to request a control number. Without the control number, their proxy will not be able to vote at the Court Meeting. A Scheme Shareholder entitled to attend and vote is entitled to appoint one or more proxies. Each proxy will have the right to vote on a poll and also to speak at the Court Meeting. The appointment of the proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed and the appointment does not specify the proportion or number of the Scheme Shareholder’s votes each proxy may exercise, the votes will be divided equally among the proxies (i.e. where there are two proxies, each proxy may exercise half of the votes). A proxy need not be a Scheme Shareholder or a MAC CDI Holder. The proxy can be either an individual or a body corporate. If a proxy is not directed how to vote on an item of business, the proxy may generally vote, or abstain from voting, as they think fit. The Chair intends to vote any undirected proxies in favour of the Scheme. Undirected proxies will be reflected in the results of the Court Meeting as a vote in favour of the Scheme, rather than as undirected votes. Should any resolution, other than those specified in this notice, be proposed at the Court Meeting, a proxy may vote on that resolution as they think fit. If a proxy is instructed to abstain from voting on an item of business, they are directed not to vote on the Scheme Shareholder’s behalf on the poll and the Scheme Shares that are the subject of the proxy appointment will not be counted in calculating the required majority. Scheme Shareholders who return their PINK Proxy Forms with a direction how to vote, but who do not nominate the identity of their proxy, will be taken to have appointed the Chair of the Court Meeting as their proxy to vote on their behalf. If a Proxy Form is returned but the nominated proxy does not attend the Court Meeting, the Chair of the Court Meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the Chair of the Court Meeting that do not contain a direction how to vote will be used, where possible, to support the resolution proposed in this notice, provided they are entitled to cast votes as a proxy. To be effective, proxies must be received by the Share Registry no later than 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Wednesday, 27 August 2025. Proxies received after this time will be invalid. 126

4. Undirected proxies The Chair intends to vote any undirected proxies in favour of the Scheme. Undirected proxies will be reflected in the results of the Court Meeting as a vote in favour of the Scheme, rather than as undirected votes. 5. Corporate representatives A Scheme Shareholder that is a corporation may appoint an individual to act as its duly authorised representative and vote at the Court Meeting in accordance with the above instructions. A corporate Scheme Shareholder wishing to act by a duly authorised representative must have identified that person to the Company by writing in accordance with Article 18 of the Articles of Association by the commencement of the Court Meeting. 6. Issued share capital and total voting rights As at the Scheme Voting Record Time, the Company’s issued share capital consisted of 82,538,809 Scheme Shares. Each Scheme Share carries the right to one vote at the Court Meeting convened by this notice and therefore the total voting rights in the Company as at 4:00 pm (New York time) on Tuesday, 29 July 2025 are 82,538,809. 7. Inspection of this notice and the Articles of Association Copies of this notice and the Company’s existing Articles of Association are available for review at www.maccopperlimited. com. The Company’s Articles of Association as proposed to be amended by the General Meeting Resolution are as set out in set out in Part X (Notice of General Meeting) of this Document. 8. Technical difficulties or trouble accessing the Court Meeting online The Company will have technicians ready to assist you with any technical difficulties you may have accessing the Court Meeting online. If you encounter any difficulties accessing the Court Meeting online during check-in or during the Court Meeting, please call the technical support number that will be posted on the Virtual Meeting Platform login page: meetnow.global/M2U6UPT. 9. Questions and communication Questions at the Court Meeting Only Scheme Shareholders as of the Scheme Voting Record Time who attend and participate in the Court Meeting will have an opportunity to submit questions live (in person or online) during a designated portion of the Court Meeting. The Company also encourages Scheme Shareholders to submit questions in advance of the Court Meeting in accordance with the instructions below. During the Court Meeting, the Company will spend up to 15 minutes answering Scheme Shareholder questions that comply with the Court Meeting rules of procedure. To ensure the orderly conduct of the Court Meeting, we encourage you to submit questions in advance. If substantially similar questions are received, the Company will group such questions together and provide a single response to avoid repetition. Scheme Shareholders must have their control number provided on their PINK Proxy Form available to ask questions during the Court Meeting. Submission of written questions to the Company in advance of the Court Meeting Scheme Shareholders and MAC CDI Holders (once that MAC CDI Holder has directed CDN (as the underlying MAC Shareholder) to vote the Scheme Shares underlying the MAC CDI Holder’s MAC CDIs via the GREEN CDI Voting Instruction Form) may submit a written question to the Company in advance of the Court Meeting by going to meetnow.global/M2U6UPT and logging in with your control number. The Company asks that all pre-Court Meeting questions be received by the Company no later than one week before the date of the Court Meeting, being 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Friday, 22 August. 127

Further questions or enquiries Scheme Shareholders (including MAC CDI Holders) may email investors@metalsacqcorp.com if they have any queries in respect of the matters set out in this notice. Alternatively, if Scheme Shareholders have any questions about the Court Meeting or the completion and return of the PINK Proxy Form, please contact Sodali & Co on +1 (800) 662-5200 (or on +1 (203) 658-9400 if calling from outside the United States) or by email at MAC@info.sodali.com. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the United States will be charged at the applicable international rate. The helpline is open between 9:00 am – 5:00 pm (New York time), Monday to Friday excluding public holidays in United States. Please note that Sodali & Co cannot provide any financial, legal or tax advice and calls may be recorded and monitored for security and training purposes. If requested, copies of the PINK Proxy Form will be provided free of charge. A copy of this notice is available for review at www.maccopperlimited.com. 128

PART X NOTICE OF GENERAL MEETING NOTICE IS HEREBY GIVEN that an extraordinary general meeting (“General Meeting”) of MAC Copper Limited (ARBN 671 963 198) (“MAC” or the “Company”) will be held at 44 Esplanade, St Helier, Jersey JE4 9WG and online via the Virtual Meeting Platform at meetnow.global/M497YPU at 1:00 pm (Jersey time) / 8:00 am (New York time) / 10:00 pm (Sydney time) on Friday, 29 August 2025 (or as soon thereafter as the Court Meeting has concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolution, which will be proposed as a special resolution to MAC Shareholders. Unless defined in this notice, capitalised terms used in this notice shall have the meaning given to them in Part VIII (Definitions) of this Document. SPECIAL RESOLUTION THAT: (A) for the purpose of giving effect to the Scheme between the Company and the holders of the Scheme Shares, the terms of which are set out in full in Part IV (The Scheme of Arrangement) of the Document, in its original form or with or subject to any modification, addition, or condition agreed by the Company and Harmony and approved or imposed by the Court, the directors of the Company (or a duly authorised committee thereof) be authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect; and (B) with effect from the passing of this resolution, the Articles of Association of the Company be and are hereby amended by the adoption and inclusion of the following new Article 44: 44 Scheme of Arrangement 44.1 In this Article 44, references to the “Scheme” are to the scheme of arrangement between the Company and the holders of Scheme Shares (as defined in the Scheme) dated [•] (with or subject to any modification, addition or condition approved or imposed by the Royal Court of Jersey and agreed by the Company and Harmony) under Article 125 of the Companies Law and terms defined in the Scheme shall have the same meanings in this Article. 44.2 Notwithstanding any other provisions in these Articles, if the Company issues any MAC Shares other than to any Harmony Group Member or its nominee(s) on or after the date of the adoption of this Article and prior to the Scheme Record Time such MAC Shares shall be issued subject to the terms of the Scheme and the holder or holders of such MAC Shares shall be bound by the Scheme accordingly. 44.3 Notwithstanding any other provision of these Articles, if any MAC Shares are issued to, or transferred or held by, any person or their nominee other than Harmony or its nominee(s) (a “New Member”) at or after the Scheme Record Time, such MAC Shares (the “Post-Scheme Shares”) will, provided that the Scheme has become effective, be immediately transferred to Harmony or its nominee(s) (which shall be obliged to acquire all of those Post-Scheme Shares) in consideration of and conditional on the payment to the New Member of the same consideration per MAC Share as would have been payable to a holder of the Scheme Shares under the Scheme. 44.4 On any reorganisation of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and / or consolidation), the value of the consideration per MAC Share to be paid under Article 44.3 above shall be adjusted by the Directors in such manner as the auditors of the Company or an independent investment bank selected by the Company (whichever in their absolute discretion the Directors may elect) may determine to be fair and reasonable to the New Member reflecting such reorganisation or alteration. References in this Article to MAC Shares shall, following such adjustment, be construed accordingly. 44.5 The consideration to be paid for any MAC Shares transferred under Article 44.3 or 44.4 will be paid as soon as practicable and in any event no later than 14 days after the date of transfer of such MAC Shares and the payment of such consideration shall constitute a complete discharge to Harmony (or its nominee(s), as applicable) and the Company in respect of their obligations. 44.6 To give effect to any such transfer required by this Article, the Company may hereby appoint any person as appointee or agent of the New Member to execute and deliver a form of transfer on behalf of the New Member in favour of Harmony (or, if applicable, its nominee(s)) and to do all such things and execute and deliver such documents as may, in the opinion of the appointee or agent, be necessary or desirable to vest such Post-Scheme Shares in Harmony (or its nominee(s), if applicable). Pending the registration 129 of Harmony (or its nominee(s), if applicable) as the holder of any Post-Scheme Shares to be transferred pursuant to this Article, each New Member hereby irrevocably appoints Harmony as its appointee and / or agent and / or otherwise to exercise on its behalf (in place of and to the exclusion of the relevant New Member) any voting rights attached to the Post-Scheme Shares and any or all rights and privileges attaching to the Post-Scheme Shares, to sign any consent to short notice of any general or separate class meeting of the Company and on the New Member’s behalf to execute a Proxy Form in respect of its Post-Scheme Shares appointing any person nominated by Harmony (or its nominee(s), if applicable) to attend general and separate class meetings of the Company and authorises the Company to send to Harmony and / or its nominee(s) any notice, circular, warrant or other document or communication which may be required to be sent to them as a member of the Company, such that from the Effective Date, no New Member shall be entitled to exercise any voting rights attached to the Post-Scheme Shares or any other rights or privileges attaching to the Post-Scheme Shares. The Company shall not be obliged to issue a certificate to the New Member for any Post-Scheme Shares. 44.7 Notwithstanding any other provision of these Articles, neither the Company nor the Directors shall register the transfer of any Scheme Shares effected between the Scheme Record Time and the date on which the Scheme becomes effective, other than to Harmony or its nominee(s) pursuant to the Scheme. 44.8 If the Scheme shall not have become effective by the applicable date referred to in (or otherwise set in accordance with) clause 6(b) of the Scheme, this Article 44 shall cease to be of any effect. Dated: 31 July 2025 By order of the Board of Directors MAC Copper Limited 130

NOTES: The following notes explain your general rights as a MAC Shareholder and your right to attend and vote at the General Meeting or to appoint someone else to vote on your behalf. 1. Instructions for accessing the Virtual Meeting Platform All MAC Shareholders are invited to attend the General Meeting. Given the diverse spread of MAC Securityholders, the Company has determined that the General Meeting may be accessed in person or online. Please refer to the information below on how MAC Shareholders can participate in the General Meeting. MAC Shareholders can access the Virtual Meeting Platform using a web browser, on a PC or smartphone device. The web browser must be compatible with the latest browser version of Chrome, Firefox, Edge or Safari (as applicable). To log in, MAC Shareholders will need the control number provided on their WHITE Proxy Form. If you are not a MAC Shareholder or do not have a control number (including MAC CDI Holders), you may still access the General Meeting as a guest, but you will not be able to submit questions or vote at the General Meeting. The General Meeting will begin promptly at 1:00 pm (Jersey time) / 8:00 am (New York time) / 10:00 pm (Sydney time) on Friday, 29 August 2025 (or as soon thereafter as the Court Meeting has concluded or been adjourned). If attending online, the Company encourages you to access the General Meeting prior to the start time. Online access will open at 12:00 pm (Jersey time) / 7:00 am (New York time) / 9:00 pm (Sydney time) on Friday, 29 August 2025 and you should allow ample time to log in to the General Meeting webcast and test your computer audio system. We recommend that you carefully review the procedures needed to gain admission in advance. A recording of the General Meeting will be available at www.maccopperlimited.com for 90 days after the General Meeting. MAC CDI Holders will be entitled to receive notice of, and to attend as guests (but not submit questions or vote) at the General Meeting. Only MAC Shareholders or their proxies will be able to vote and ask questions. You are strongly encouraged to submit questions to the Company prior to the General Meeting (see instructions below). How to access and vote at the General Meeting if you are a MAC Shareholder If you are a MAC Shareholder, there are four ways you can vote at the General Meeting: (1) by attending the General Meeting in person at the venue; (2) by completing, signing and returning the WHITE Proxy Form in accordance with the instructions on the Proxy Form; (3) by lodging a proxy instruction online or by telephone in accordance with the instructions on the WHITE Proxy Form; or (4) by attending the General Meeting online via the Virtual meeting Platform in accordance with the instructions set out in this notice. Valid proxies must be received by the Share Registry no later than 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Wednesday, 27 August 2025. 2. Entitlement to attend and vote MAC Shareholders of Record MAC Shareholders whose names appear in the Share Register at the Scheme Voting Record Time (being 4:00 pm (New York time) on Tuesday, 29 July 2025 are referred to as “shareholders of record”. Shareholders of record are entitled to attend and vote at the General Meeting or they may appoint another person or persons, whether a shareholder of the Company or not, as their proxy or proxies, to exercise all or any of their rights to attend, speak and vote at the General Meeting (in each case, in person or online via the Virtual Meeting Platform). A WHITE Proxy Form for use at the General Meeting is provided with this notice. To be valid, the WHITE Proxy Form should be completed and returned to the Share Registry in accordance with the instructions set out on the form. The WHITE Proxy Form duly completed and signed, together with any power of attorney, if any, under which it is signed, should be returned to the Share Registry in accordance with the instructions set out in the form as promptly as possible and no later than 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Wednesday, 27 August 2025. 131

If the Proxy Form is properly executed and returned, it will be voted in the manner directed by the MAC Shareholder executing it. The Chair intends to vote any undirected proxies in favour of the General Meeting Resolution. Undirected proxies will be reflected in the results of the General Meeting as a vote in favour of the General Meeting Resolution, rather than as undirected votes. In the case of an entity, the Proxy Form must be signed by a duly authorised officer or person, giving full title as such. Non-registered Shareholders The information set forth in this section is of importance to Non-registered Shareholders, as a substantial number of MAC Shares are held by Intermediaries on behalf of Non-registered Shareholders. Non-registered Shareholders should note that only proxies appointed by MAC Shareholders (that is, individuals or entities whose name appears in the Share Register as at the Scheme Record Voting Time) will be recognised and acted upon at the General Meeting. If MAC Shares are listed in an account statement provided to a Non-registered Shareholder by an Intermediary, those MAC Shares are registered in the name of the Intermediary (or its agent). The vast majority of such MAC Shares are registered under the name of Cede & Co., as nominee for DTC. The Meeting Materials will be sent to each Non-registered Shareholder by or on behalf of the Intermediary that holds MAC Shares on their behalf. Intermediaries will typically use a service company to forward the Meeting Materials. The majority of Intermediaries now delegate responsibility for obtaining shareholder instructions from clients to Broadridge. Broadridge typically mails a voting instruction form in lieu of the Proxy Forms. Non-registered Shareholders are requested to vote in accordance with the instructions set forth in those voting instruction forms. Broadridge will provide aggregate MAC Shareholder voting instructions to the relevant Intermediary (or its tabulation agent), which will tabulate the results for the General Meeting and provide appropriate instructions with respect to the voting of the MAC Shares to be represented at the General Meeting or the reconvening of any adjournment or postponement thereof. Applicable securities regulatory policy requires Intermediaries, on receipt of materials that seek voting instructions from Non-registered Shareholders indirectly, to seek voting instructions from Non-registered Shareholders in advance of meetings of securityholders. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-registered Shareholders in order to ensure that their wishes are expressed at the General Meeting. Often, the voting instruction form supplied to a Non-registered Shareholder by its broker is identical to the Proxy Forms provided to MAC Shareholders; however, its purpose is limited to instructing the relevant MAC Shareholder that is an Intermediary on how to vote on behalf of the Non-registered Shareholder. In the ordinary course, Non-registered Shareholders’ securities can only be voted by their Intermediaries in accordance with the Non-registered Shareholders’ instructions. Non-registered Shareholders should carefully follow the instructions provided by their Intermediaries in order to ensure that their wishes in respect of the MAC Shares that they control are reflected at the General Meeting. Non-registered Shareholders will not be entitled to participate in the General Meeting, except that they may attend the General Meeting as an observer and may submit written questions to the Company in advance of the General Meeting. Non-registered Shareholders as of the Scheme Voting Record Time will be entitled to instruct their broker or other Intermediary how to vote the MAC Shares in which they have a beneficial interest by completing and signing the materials provided to them in accordance with the instructions provided to them by their broker or other Intermediary. MAC CDI Holders A MAC CDI represents an uncertificated unit of beneficial ownership in MAC Shares. MAC CDI Holders do not actually own direct legal title to MAC Shares. Legal title to MAC Shares which underlie MAC CDIs is ultimately held by Cede & Co. (as nominee for DTC). CDN, a wholly owned Subsidiary of ASX, in turn holds a beneficial title under a custodian arrangement to those shares for and on behalf of MAC CDI Holders. As the ultimate beneficial owner of MAC Shares, you have the right to direct CDN on how to vote the MAC Shares underlying your MAC CDIs. MAC CDI Holders will not be entitled to participate in the General Meeting, except that they may attend the General Meeting as an observer and may submit written questions to the Company in advance of the General Meeting. MAC CDI Holders as of the Scheme Voting Record Time will be entitled to instruct CDN how to vote the MAC Shares in which they have a beneficial interest by completing and returning the YELLOW CDI Voting Instruction Form. Under the rules governing MAC CDIs, CDN is not permitted to vote on your behalf on any matter to be considered at the General Meeting unless you specifically instruct CDN how to vote. We encourage you to communicate your voting instructions to CDN in advance of the General Meeting to ensure that your vote will be counted by completing the YELLOW CDI Voting Instruction Form and returning it in accordance with the instructions specified on that form. If you are a MAC 132

CDI Holder that holds its interest in MAC CDIs through a broker, bank, trustee or other nominee, please follow the instructions set out in the paragraph above titled “Non-registered Shareholders”. A YELLOW CDI Voting Instruction Form for use at the General Meeting is attached to this notice. To be valid, the YELLOW CDI Voting Instruction Form should be completed and returned in accordance with the instructions set out on the form. The YELLOW CDI Voting Instruction Form duly completed and signed, together with any power of attorney, if any, under which it is signed, should be returned to the CDI Registry in accordance with the instructions set out in the form as promptly as possible and no later than 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Tuesday, 26 August 2025. 3. Right to appoint a proxy; procedure for appointment MAC has designated the Chair as the person whom MAC Shareholders may appoint as their proxy. MAC Shareholders are strongly encouraged to appoint the Chair of the General Meeting as their proxy. If a MAC Shareholder wishes to appoint an individual other than the Chair to represent them at the General Meeting, they may do so by following the instructions set out in the WHITE Proxy Form. A proxy does not need to be MAC Shareholder. If a MAC Shareholder is a corporation, its proxy must be executed by a duly authorised officer or properly appointed attorney. The person they appoint will need to contact the Share Registry to request a control number to attend and vote at the General Meeting. It is the responsibility of the MAC Shareholder to advise their proxy (the person they appoint) to contact the Share Registry to request a control number. Without the control number, their proxy will not be able to vote at the General Meeting. A MAC Shareholder entitled to attend and vote is entitled to appoint one or more proxies. Each proxy will have the right to vote on a poll and also to speak at the General Meeting. The appointment of the proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed and the appointment does not specify the proportion or number of the MAC Shareholder’s votes each proxy may exercise, the votes will be divided equally among the proxies (i.e. where there are two proxies, each proxy may exercise half of the votes). A proxy need not be a MAC Shareholder or a MAC CDI Holder. The proxy can be either an individual or a body corporate. If a proxy is not directed how to vote on an item of business, the proxy may generally vote, or abstain from voting, as they think fit. The Chair intends to vote any undirected proxies in favour of the General Meeting Resolution. Undirected proxies will be reflected in the results of the General Meeting as a vote in favour of the General Meeting Resolution, rather than as undirected votes. Should any resolution, other than the General Meeting Resolution specified in this notice, be proposed at the General Meeting, a proxy may vote on that resolution as they think fit. If a proxy is instructed to abstain from voting on an item of business, they are directed not to vote on the MAC Shareholder’s behalf on the poll and the MAC Shares that are the subject of the proxy appointment will not be counted in calculating the required majority. MAC Shareholders who return their WHITE Proxy Forms with a direction how to vote, but who do not nominate the identity of their proxy, will be taken to have appointed the Chair of the General Meeting as their proxy to vote on their behalf. If a Proxy Form is returned but the nominated proxy does not attend the General Meeting, the Chair of the General Meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the Chair of the General Meeting that do not contain a direction how to vote will be used, where possible, to support the General Meeting Resolution proposed in this notice, provided they are entitled to cast votes as a proxy. To be effective, proxies must be received by the Share Registry no later than 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Wednesday, 27 August 2025. Proxies received after this time will be invalid. 4. Undirected proxies The Chair intends to vote any undirected proxies in favour of the General Meeting Resolution. Undirected proxies will be reflected in the results of the General Meeting as a vote in favour of the General Meeting Resolution, rather than as undirected votes. 133

5. Corporate representatives A MAC Shareholder that is a corporation may appoint an individual to act as its duly authorised representative and vote at the General Meeting in accordance with the above instructions. A corporate MAC Shareholder wishing to act by a duly authorised representative must have identified that person to the Company by writing in accordance with Article 18 of the Articles of Association by the commencement of the General Meeting. 6. Issued share capital and total voting rights As at the Scheme Voting Record Time, the Company’s issued share capital consists of 82,538,809 MAC Shares. Each MAC Share carries the right to one vote at the General Meeting convened by this notice and therefore the total voting rights in the Company as at 4:00 pm (New York time) on Tuesday, 29 July 2025 are 82,538,809. 7. Scheme Voting Record Time Entitlement to attend, speak and vote at the General Meeting or any adjournment thereof (in person or online via the Virtual Meeting Platform), and the number of votes which may be cast at the General Meeting, will be determined by reference to the Share Register at 4:00 pm (New York time) on Tuesday, 29 July 2025 or, if the General Meeting is adjourned for more than 30 days, 4:00 pm (New York time) on the date which is 10 days before the date fixed for the adjourned meeting. Changes to the Share Register after the relevant time shall be disregarded in determining the rights of any person to attend, speak and vote at the General Meeting. MAC Shareholders are strongly encouraged to submit proxy appointments and instructions for the General Meeting as soon as possible. MAC Shareholders are also strongly encouraged to appoint the Chair of the General Meeting as their proxy. Instructions for accessing the Virtual Meeting Platform and information on how to appoint a proxy are set out in this notice. 8. Votes to be taken by a poll and results The proposal to approve the General Meeting Resolution at the General Meeting shall be decided on a poll. Every MAC Shareholder that is entitled to vote (in person, online or by proxy) will have one vote for every MAC Share carrying voting rights they hold at the Scheme Voting Record Time. The General Meeting Resolution is a “special resolution” and therefore requires approval of two-thirds of the votes cast by MAC Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate MAC Shareholder, by a corporate representative). At the General Meeting voting on the General Meeting Resolution will be by poll rather than a show of hands. A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the General Meeting Resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the General Meeting. The results of the voting at the General Meeting will be announced as soon as practicable by a public filed with, or furnished to, the SEC and released to the ASX and by making such announcement available on MAC’s website at www.maccopperlimited.com. 9. Inspection of this notice and the Articles of Association Copies of this notice, the Company’s existing Articles of Association and the Articles of Association as proposed to be amended by the General Meeting Resolution set out in this notice are available for review at www.maccopperlimited.com. 10. Technical difficulties or trouble accessing the General Meeting online The Company will have technicians ready to assist you with any technical difficulties you may have accessing the General Meeting online. If you encounter any difficulties accessing the General Meeting online during check-in or during the General Meeting, please call the technical support number that will be posted on the Virtual Meeting Platform login page: meetnow.global/M497YPU. 134

11. Questions and communication Questions at the General Meeting Only MAC Shareholders as of the Scheme Voting Record Time who attend and participate in the General Meeting will have an opportunity to submit questions live (in person or online) during a designated portion of the General Meeting. The Company also encourages MAC Shareholders to submit questions in advance of the General Meeting in accordance with the instructions below. During the General Meeting, the Company will spend up to 15 minutes answering MAC Shareholder questions that comply with the General Meeting rules of procedure. To ensure the orderly conduct of the General Meeting, we encourage you to submit questions in advance. If substantially similar questions are received, the Company will group such questions together and provide a single response to avoid repetition. MAC Shareholders must have their control number provided on their WHITE Proxy Form available to ask questions during the General Meeting. Submission of written questions to the Company in advance of the General Meeting MAC Shareholders and MAC CDI Holders (once that MAC CDI Holder has directed CDN (as the underlying MAC Shareholder) to vote the MAC Shares underlying the MAC CDI Holder’s MAC CDIs via the YELLOW CDI Voting Instruction Form) may submit a written question to the Company in advance of the General Meeting by going to meetnow.global/M497YPU and logging in with your control number. The Company asks that all pre-General Meeting questions be received by the Company no later than one week before the date of the General Meeting, being before 1:00 pm (Jersey time) / 8:00 am (New York time) / 10:00 pm (Sydney time) on Friday, 22 August. Further questions or enquiries MAC Securityholders may email investors@metalsacqcorp.com if they have any queries in respect of the matters set out in this notice. Alternatively, if MAC Shareholders have any questions about the General Meeting or the completion and return of the WHITE Proxy Form, please contact Sodali & Co on +1 (800) 662-5200 (or on +1 (203) 658-9400 if calling from outside the United States) or by email at MAC@info.sodali.com. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the United States will be charged at the applicable international rate. The helpline is open between 9:00 am – 5:00 pm (New York time), Monday to Friday excluding public holidays in United States. Please note that Sodali & Co cannot provide any financial, legal or tax advice and calls may be recorded and monitored for security and training purposes. If requested, copies of the WHITE Proxy Form will be provided free of charge. A copy of this notice is available for review at www.maccopperlimited.com. 135

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